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TESMA INTERNATIONAL INC.

NOTICE OF SPECIAL MEETING
OF HOLDERS OF
CLASS A SUBORDINATE VOTING SHARES

TO BE HELD ON

TUESDAY, FEBRUARY 1, 2005

AND

MANAGEMENT INFORMATION
CIRCULAR/PROXY STATEMENT

This Management Information Circular/Proxy Statement and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult a professional advisor.

January 10, 2005

January 10, 2005

Dear Shareholder:

        On behalf of management and our Board of Directors, we are pleased to invite you to attend the special meeting of holders of Class A Subordinate Voting Shares of Tesma International Inc. ("Tesma" or the "Corporation"), to be held at the Ontario Room at the InterContinental Toronto Centre Hotel, 225 Front Street West, Toronto, Ontario, Canada on Tuesday, February 1, 2005, commencing at 11:00 a.m. (Toronto time).

        The purpose of the special meeting is to consider and vote upon a special resolution to approve a proposal from our parent company, Magna International Inc. ("Magna"), to privatize Tesma by way of a court-approved plan of arrangement (the "Arrangement"). If the Arrangement is approved and completed, Tesma will become a wholly-owned subsidiary of Magna and holders of Tesma's Class A Subordinate Voting Shares will be entitled to receive for each share held by them:

  (i)
  0.44 of a Magna Class A Subordinate Voting Share; or

  (ii)
  at the election of the holder, cash equal to 0.44 times the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares on the Toronto Stock Exchange for the five consecutive trading days ending immediately before the effective date of the Arrangement (but the amount of cash will be proportionately reduced if all cash elections would result in the amount of cash elected exceeding Cdn$350 million in total, in which case holders who elected cash will receive cash and Magna Class A Subordinate Voting Shares).

        Magna proposed the Arrangement primarily for strategic reasons to adapt to changing automotive industry conditions by better positioning Magna's automotive operating companies, including Tesma, to compete and grow on a global basis. Tesma's and Magna's reasons for the Arrangement are described in detail in the accompanying Management Information Circular/Proxy Statement (the "Circular"). On October 25, 2004, in addition to its announcement of the proposed privatization of Tesma, Magna announced that it had made separate proposals to privatize its two other public subsidiaries, Decoma International Inc. and Intier Automotive Inc. Each proposed privatization transaction, including the Arrangement, is independent of the others and is not conditional upon the completion of the others.

        After careful consideration, on December 23, 2004, our Board of Directors determined that the terms of the Arrangement are fair to the "minority" shareholders of Tesma (i.e., holders of Tesma Class A Subordinate Voting Shares that are unrelated to Magna) and that the Arrangement is in the best interests of Tesma and its shareholders. In making this determination, the Board relied on a report and recommendation from a special committee of independent directors established to consider the Arrangement (the "Special Committee"), as well as a formal valuation of the Tesma Class A Subordinate Voting Shares prepared by the Special Committee's financial advisor, UBS Securities Canada Inc. ("UBS"), and a fairness opinion from UBS that concluded that, as of the close of financial markets in Toronto, Canada on December 22, 2004, the consideration being offered to holders of Tesma Class A Subordinate Voting Shares under the Arrangement is fair, from a financial point of view, to Tesma's "minority" shareholders. The Board, therefore, recommends that holders of Tesma Class A Subordinate Voting Shares vote in favour of the special resolution approving the Arrangement.

        The Circular contains important information about the Arrangement, including a description of the business of Magna, a copy of the formal valuation and fairness opinion, the conditions to the implementation of the Arrangement, including court and regulatory approvals, and a discussion of tax considerations. For the Arrangement to proceed, it must be approved at the special meeting by not less than 66 2/3% of the votes cast by holders of Tesma Class A Subordinate Voting Shares, voting separately as a class, as well as by a simple majority of the votes cast by "minority" shareholders.

TESMA INTERNATIONAL INC.
1000 Tesma Way•Concord•Ontario•Canada•L4K 5R8•(T)(905)417-2100•(F)(905)417-2101

        If, like most shareholders, you are not a registered shareholder but hold your Tesma Class A Subordinate Voting Shares through an intermediary, such as a securities dealer or broker, bank or trust company, you will receive separate instructions from the intermediary on how to vote and how to make a cash election. In that case, you should carefully follow the instructions sent out in any communication provided by your intermediary.

        If you are a registered shareholder and are unable to attend the special meeting in person, you may vote by completing and returning the enclosed form of Proxy in accordance with the instructions in the Circular and the Proxy. If you want to elect to receive cash, you must complete and return the Letter of Transmittal and Cash Election Form (printed on yellow paper) in accordance with the instructions in the Circular and the Letter of Transmittal and Cash Election Form. Should you fail to do so, your cash election will be invalid and you will receive Magna Class A Subordinate Voting Shares instead.

        The Arrangement is an extremely important matter for Tesma and you as shareholders, and we urge you to vote.

        We look forward to seeing you at the special meeting on February 1, 2005.

        Yours truly,

KLAUS BLICKLE President TESMA INTERNATIONAL INC.	ANTHONY E. DOBRANOWSKI Vice Chairman and Chief Financial Officer TESMA INTERNATIONAL INC.

TESMA INTERNATIONAL INC.
1000 Tesma Way•Concord•Ontario•Canada•L4K 5R8•(T)(905)417-2100•(F)(905)417-2101

NOTICE OF SPECIAL MEETING OF
HOLDERS OF CLASS A SUBORDINATE VOTING SHARES

        NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of holders of Class A Subordinate Voting Shares ("Tesma Class A Subordinate Voting Shares") of Tesma International Inc. ("Tesma" or the "Corporation") will be held at the Ontario Room at the InterContinental Toronto Centre Hotel, 225 Front Street West, Toronto, Ontario, Canada on Tuesday, February 1, 2005, commencing at 11:00 a.m. (Toronto time), for the following purposes:

  1.
  in accordance with the interim order of the Ontario Superior Court of Justice dated December 31, 2004 (the "Interim Order"), to consider and, if determined advisable, to pass, with or without amendment, a special resolution (the "Arrangement Resolution"), the full text of which is set out in Exhibit A to the accompanying Management Information Circular/Proxy Statement (the "Circular"), approving an arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA") of Tesma, the purpose of which is to effect the acquisition by Magna International Inc. ("Magna") of all the outstanding Tesma Class A Subordinate Voting Shares not already owned, directly or indirectly, by Magna, all as more particularly described in the Circular; and

  2.
  to transact such further or other business or matters as may properly come before the Meeting or any adjournment or postponement thereof.

        Only holders of record of Tesma Class A Subordinate Voting Shares on January 1, 2005 are entitled to receive notice of the Meeting and to attend and vote at the Meeting, except that: (i) in accordance with applicable law, a transferee of Tesma Class A Subordinate Voting Shares acquired after such date will be entitled to vote such shares at the Meeting if such transferee produces properly endorsed share certificates or otherwise establishes ownership of such shares and has demanded in writing at least 10 days before the day of the Meeting that the name of such transferee be included in the list of shareholders entitled to vote at the Meeting; and (ii) a holder of Tesma Class A Subordinate Voting Shares issued by the Corporation after the record date in connection with the exercise of options to acquire Tesma Class A Subordinate Voting Shares or conversion rights to acquire Tesma Class A Subordinate Voting Shares will be entitled to vote such shares at the Meeting if such holder establishes ownership of such shares to the satisfaction of the Secretary of the Corporation or the chairman of the Meeting prior to the Meeting or any adjournment or postponement thereof.

        A registered holder of Tesma Class A Subordinate Voting Shares who is unable to attend the Meeting in person and who wishes to ensure that its shares will be voted at the Meeting is requested to complete, sign, date and return the enclosed form of proxy in accordance with the instructions set out in the form of proxy and the Circular. In order to be effective, a proxy must be mailed so as to reach or be deposited with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, not later than 11:00 a.m. (Toronto time) on January 28, 2005, or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any subsequent adjournment or postponement thereof at which the proxy is to be used.

        A substantial number of the Corporation's shareholders do not hold their Tesma Class A Subordinate Voting Shares in their own name. Such Tesma Class A Subordinate Voting Shares may be beneficially owned by a person but registered either: (a) in the name of an intermediary such as, among others, banks, trust companies, securities dealers or brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant. If Tesma Class A Subordinate Voting Shares are shown in an account statement provided to a shareholder by the intermediary, in almost all cases those Tesma Class A Subordinate Voting Shares will not be registered in the name of the shareholder in the records of the Corporation. Please note that only proxies deposited by registered shareholders can be recognized and acted upon at the Meeting. As

i

a consequence, non-registered shareholders should read their intermediaries' instructions to them regarding how to provide voting instructions.

        Pursuant to the Interim Order, a registered holder of Tesma Class A Subordinate Voting Shares may dissent in respect of the Arrangement Resolution by following the dissent procedures set out in the Circular. If the Arrangement is approved and completed, dissenting shareholders who comply strictly with the dissent procedures will be entitled to be paid the fair value of their Tesma Class A Subordinate Voting Shares. Failure to adhere strictly with the requirements and procedures set out in the Interim Order, the Circular, the OBCA (as modified by the Interim Order) and the Plan of Arrangement may result in the loss or unavailability of any right to dissent.

  DATED at Concord, Ontario on January 10, 2005.

  BY ORDER OF THE BOARD OF DIRECTORS

  STEFAN T. PRONIUK
  Vice President, Secretary and General Counsel

TESMA INTERNATIONAL INC.

MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT FOR
SPECIAL MEETING OF HOLDERS OF CLASS A SUBORDINATE VOTING SHARES

GENERAL INFORMATION

        Certain capitalized terms used in this Circular that are not otherwise defined have the respective meanings set out under "Glossary of Key Terms". All summaries of, and references to, the Arrangement Agreement, the Plan of Arrangement, the Interim Order and the Valuation and Fairness Opinion are qualified in their entirety by reference to the complete text of these documents attached as Exhibits to this Circular. Shareholders are urged to read carefully the full text of these Exhibits. No person has been authorized to give any information or make any representation in connection with the matters to be considered at the Meeting other than as contained or incorporated by reference in this Circular and, if so given or made, any such information or representation should not be relied upon. This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation.

INFORMATION RELATING TO MAGNA INTERNATIONAL INC.

        All information (including financial information) contained or incorporated by reference in this Circular relating to Magna has been provided to Tesma by Magna, and Magna has confirmed the accuracy of this information. The Board of Directors of Tesma has relied upon such information without having made independent inquiries as to the accuracy or completeness thereof; however, the Board of Directors of Tesma has no reason to believe such information is misleading or inaccurate. Neither the Board of Directors of Tesma nor Tesma assumes any responsibility for the accuracy or completeness of such information, nor for any omission on the part of Magna to disclose facts or events which may affect the accuracy or completeness of any such information.

NOTICE TO NON-RESIDENT SHAREHOLDERS

        The Arrangement involves the issuance of securities of Magna, a corporation existing under the laws of the Province of Ontario, Canada. This Circular has been prepared by Tesma in accordance with disclosure requirements under applicable Ontario and Canadian law. Non-resident shareholders should be aware that these requirements may be different from those of the United States or other jurisdictions. The financial statements incorporated by reference in this Circular have been prepared in accordance with Canadian generally accepted accounting principles, and thus may not be comparable to financial statements of companies organized in the United States or in other jurisdictions.

        Non-resident shareholders should be aware that the terms of the Arrangement as described in this Circular may have tax consequences both in Canada and in the jurisdiction of residence of the shareholder. The tax consequences arising under the laws of a country other than Canada or the United States are not discussed in this Circular.

        The enforcement by investors of civil liabilities under United States federal and state securities laws may be adversely affected by the fact that Tesma and Magna are organized under the laws of Ontario, Canada, that almost all of the officers and directors of Tesma and Magna are residents of Canada or other jurisdictions outside of the United States, and that a substantial portion of the assets of Tesma and Magna are located outside of the United States. It may be difficult to compel Ontario corporations, such as Tesma and Magna, to subject themselves to a judgment issued by a court of the United States.

        The Magna Class A Subordinate Voting Shares have not been approved or disapproved by the United States Securities and Exchange Commission or by any state securities commission or regulatory authority, nor have any of the foregoing authorities passed upon the accuracy or adequacy of this Circular. Any representation to the contrary is a criminal offence.

DOLLAR AMOUNTS; CURRENCY OF INFORMATION; FISCAL YEARS

        Unless otherwise stated in this Circular, all references to dollar amounts are to United States dollars, all information is given as of December 31, 2004, and all references to fiscal years (including references to "fiscal" followed by a specific year) refer to the one-year period ended on December 31 in that year; provided that, in the case of Tesma, which changed its fiscal year end from July 31 to December 31 effective December 31, 2002, references to "fiscal 2002" and prior fiscal years refer to the one-year period ended on July 31 in the particular year, and references to the fiscal 2002 stub period are references to the five-month period ended December 31, 2002.

EXCHANGE RATE INFORMATION

        Each of Tesma and Magna, respectively, publishes its consolidated financial statements in United States dollars rather than Canadian dollars. The following table sets out, for each fiscal year and period indicated, the high and low exchange rates for U.S. dollars expressed in Canadian dollars (Cdn$), the average of those exchange rates on the last business day of each month during that period and the exchange rate at the end of that period, based on the noon rate in U.S. dollars as quoted by the Bank of Canada (the "Noon Rate"). Such rates are set out as Canadian dollars per US$1.00.

	Period End	Average(1)	High	Low
	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
Fiscal 2004	1.2036	1.2980	1.3968	1.1774
Fiscal 2003	1.2924	1.3914	1.5747	1.2924
Fiscal 2002 Stub Period	1.5796	1.5700	1.5942	1.5475
Fiscal 2002	1.5843	1.5722	1.6132	1.5110

(1)
The average of the daily Noon Rate on the last business day of each month during the period.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        This Circular contains or incorporates by reference statements that, to the extent that they are not recitations of historical fact, may constitute "forward-looking statements" within the meaning of applicable securities legislation, including section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include financial and other projections, as well as statements regarding Tesma's or Magna's future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. In this Circular, the use of words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions indicate forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by Tesma or Magna in light of their respective experience and perception of historical trends, current conditions and expected future developments, as well as other factors they believe are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Tesma or Magna is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties principally relate to the automotive industry and include, but are not limited to: global economic conditions causing decreases in production volumes; pressure from customers to reduce prices; pressure from customers to absorb certain fixed costs; increased product warranty and recall costs and increased product liability risks; the impact of financially distressed automotive components sub-suppliers; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory changes; increased crude oil and energy prices; the availability of and increased prices for raw materials; dependence on certain customers and certain engine, transmission or vehicle programs; fluctuations in relative currency values; unionization activity at facilities; the threat of work stoppages and other labour disputes; the highly competitive nature of the auto parts supply market; program cancellations and delays in launching new programs; delays in constructing new facilities; changes in governmental regulations; the impact of environmental regulations; and other factors set out in this Circular and the documents incorporated by reference in this Circular. In particular, please see Item 3 "Description of Business — Risk Factors" in Magna's Annual Information Form attached as Exhibit 1 to Magna's Annual Report on Form 40-F for the year ended December 31, 2003, and Item 9 "Other Factors —

Risk Factors" in Tesma's Annual Information Form attached as Exhibit 1 to Tesma's Annual Report on Form 40-F for the year ended December 31, 2003, each filed with the Ontario Securities Commission and the United States Securities and Exchange Commission, for more information about these risks, assumptions and uncertainties. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual future results or anticipated events to differ materially from those expressed or implied in any such forward-looking statements. Unless otherwise required by applicable securities laws, Tesma and Magna do not intend, nor do Tesma and Magna undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results, circumstances or otherwise.

EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES ACT OF 1933

        Magna will not register with the United States Securities and Exchange Commission the Magna Class A Subordinate Voting Shares to be issued by Magna in connection with the Arrangement, relying on the exemption from such registration provided by section 3(a)(10) of the United States Securities Act of 1933 (the "1933 Act"). Section 3(a)(10) exempts from the registration requirements of the 1933 Act securities that are issued in transactions approved by a court, after a hearing on the fairness of the terms and conditions of such issuance.

v

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE	51
OTHER BUSINESS	51
AUDITORS' CONSENT	52
CONSENT OF UBS SECURITIES CANADA INC.	53
CONSENT OF TORYS LLP	53
APPROVAL AND CERTIFICATE	54
EXHIBIT A ARRANGEMENT RESOLUTION	A-1
EXHIBIT B ARRANGEMENT AGREEMENT	B-1
EXHIBIT C PLAN OF ARRANGEMENT	C-1
EXHIBIT D INTERIM ORDER	D-1
EXHIBIT E NOTICE OF APPLICATION FOR FINAL ORDER	E-1
EXHIBIT F VALUATION AND FAIRNESS OPINION	F-1
EXHIBIT G SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)	G-1

GLOSSARY OF KEY TERMS

        The following is a glossary of key terms used frequently throughout this Circular.

"1933 Act" means the United States Securities Act of 1933, as amended.

"Amalco" means the corporation continuing from the Amalgamation.

"Amalco Board of Directors" means the board of directors of Amalco.

"Amalco Redeemable Preferred Share" means a redeemable preferred share in the capital of Amalco, having the rights, privileges, restrictions and conditions set out in Schedule 1.1 to the Plan of Arrangement.

"Amalco Special Share" means a special share in the capital of Amalco, having the rights, privileges, restrictions and conditions set out in Schedule 1.1 to the Plan of Arrangement.

"Amalgamating Shareholder" means a holder of Tesma Class A Subordinate Voting Shares other than Magna, Magna Subco, a Dissenting Shareholder or a Tendering Shareholder.

"Amalgamation" means the amalgamation of Tesma and Magna Subco described in section 2.2(d) of the Plan of Arrangement.

"Arrangement" means the arrangement of Tesma under section 182 of the OBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order.

"Arrangement Agreement" means the Arrangement Agreement made as of December 23, 2004 between Magna and Tesma, a copy of which is attached as Exhibit B to this Circular, as it may be amended, supplemented or restated in accordance therewith prior to the Effective Time, providing for, among other things, the Arrangement.

"Arrangement Resolution" means the special resolution of the Shareholders, to be substantially in the form and content of Exhibit A to this Circular.

"Articles of Arrangement" means the articles of arrangement of Tesma in respect of the Arrangement that are required by the OBCA to be sent to the Director after the Final Order is made in order to give effect to the Arrangement.

"Average Market Price" means the amount in Canadian currency (rounded to the nearest one-hundredth of a cent) equal to the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares on the TSX for the five consecutive trading days ending on the last trading day immediately preceding the Effective Date.

"Business Day" means any day on which commercial banks are generally open for business in Toronto, Ontario and New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario or New York, New York under applicable laws.

"Canadian Resident" means a resident of Canada for purposes of the ITA and includes a partnership, any member of which (other than a person exempt from tax under Part I of the ITA) is a resident of Canada for purposes of the ITA.

"Cash Consideration Elected Share" means, subject to the terms and conditions set out in section 2.4 of the Plan of Arrangement, a Tesma Class A Subordinate Voting Share in respect of which a Shareholder has made a Cash Election.

"Cash Elected Consideration" means a cash amount in Canadian currency per Tesma Class A Subordinate Voting Share (rounded to the nearest one-hundredth of a cent) equal to the Exchange Ratio multiplied by the Average Market Price.

"Cash Election" means the election of a Shareholder in the Letter of Transmittal to receive the Cash Elected Consideration (either directly in the case of Tendering Shareholders or via an Amalco Redeemable Preferred Share in the case of Amalgamating Shareholders) in respect of a Tesma Class A Subordinate Voting Share.

"CDS" means the Canadian Depository for Securities Limited.

"Certificate" means the certificate giving effect to the Arrangement issued by the Director pursuant to section 183(2) of the OBCA after the Articles of Arrangement have been filed.

"Circular" means this Management Information Circular/Proxy Statement.

"Corporate Constitution" means the Corporate Constitution as set out in the articles of Tesma.

"Corporation" means Tesma International Inc., a corporation governed by the OBCA.

"Court" means the Ontario Superior Court of Justice.

"CRA" means the Canada Revenue Agency.

"Decoma" means Decoma International Inc., a corporation governed by the OBCA.

"Depositary" means Computershare Trust Company of Canada or Computershare Trust Company, Inc. at its offices set out in the Letter of Transmittal.

"Director" means the Director appointed pursuant to section 278 of the OBCA.

"Dissent Right" means the right of dissent in respect of the Arrangement as described in the Plan of Arrangement.

"Dissenting Shareholder" means any Shareholder who has properly exercised its Dissent Right in accordance with section 3.1 of the Plan of Arrangement, who has not withdrawn or been deemed to have withdrawn such exercise and who is ultimately determined to be entitled to be paid the fair value of its Tesma Class A Subordinate Voting Shares.

"Effective Date" means the date shown on the Certificate.

"Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date.

"Exchange Ratio" means 0.44.

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

"Interim Order" means the interim order of the Court in respect of the Arrangement, a copy of which is attached as Exhibit D to this Circular, as it may be amended.

"Intier" means Intier Automotive Inc., a corporation governed by the OBCA.

"ITA" means the Income Tax Act (Canada), as amended from time to time prior to the Effective Time.

"Letter of Transmittal" means the letter of transmittal and cash election form for use by Shareholders, in the form accompanying this Circular.

"Magna" means Magna International Inc., a corporation governed by the OBCA.

"Magna Class A Subordinate Voting Share" means a Class A Subordinate Voting Share in the capital of Magna.

"Magna Class B Share" means a Class B Share in the capital of Magna.

"Magna Replacement Option" means, in respect of a particular Tesma Exchange Elected Option, an option to purchase the number of Magna Class A Subordinate Voting Shares equal to the Exchange Ratio multiplied by the number of Tesma Class A Subordinate Voting Shares that could be purchased under that corresponding Tesma Exchange Elected Option if such Tesma Exchange Elected Option were exercisable and exercised immediately prior to the Effective Time (rounded down to the nearest whole number of Magna Class A Subordinate Voting Shares).

"Magna Subco" means 1642422 Ontario Inc., a wholly-owned subsidiary of Magna existing under the OBCA, which, at the Effective Time, will be the holder of a portion of the Tesma Class A Subordinate Voting Shares and/or Tesma Class B Shares (as the case may be) then owned, directly or indirectly, by Magna.

"Meeting" means the special meeting of Shareholders, including any adjournment or postponement thereof, called and to be held in accordance with the Interim Order to consider and, if determined advisable, to pass, with or without amendment, the Arrangement Resolution.

"MID" means MI Developments Inc., a corporation governed by the OBCA.

"Minority Shareholders" means all Shareholders other than (i) Magna, Magna Subco, Decoma and Intier and their respective directors and senior officers, (ii) any other related party of Magna, Magna Subco, Decoma or Intier within the meaning of Rule 61-501 and Policy Q-27, subject to the exceptions set out therein, (iii) the Tesma DPSPs and (iv) any person acting jointly or in concert with any of the foregoing other than the Tesma DPSPs.

"NASDAQ" means the NASDAQ National Market.

"Notice" means the notice of the Meeting accompanying this Circular.

"NYSE" means the New York Stock Exchange.

"OBCA" means the Business Corporations Act (Ontario), as amended from time to time prior to the Effective Time.

"Plan of Arrangement" means the plan of arrangement substantially in the form set out in Exhibit C to this Circular, and any amendment or variation thereto.

"Policy Q-27" means the Autorité des marchés financiers du Québec Policy Statement Q-27 — Protection of minority securityholders in the course of certain transactions.

"Record Date" means January 1, 2005.

"Rule 61-501" means the Ontario Securities Commission Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions.

"Share Certificates" means certificates representing Tesma Class A Subordinate Voting Shares.

"Share Consideration" means a fraction of a Magna Class A Subordinate Voting Share equal to the Exchange Ratio.

"Share Consideration Share" means any Tesma Class A Subordinate Voting Share other than a Cash Consideration Elected Share.

"Shareholder" means a holder of Tesma Class A Subordinate Voting Shares.

"Special Committee" means the special committee of independent directors of Tesma established to review the Arrangement, consisting of Oscar B. Marx, III (Chairman), David R. Peterson and M. Douglas Young.

"Tendering Shareholder" means a Shareholder, other than Magna, Magna Subco or a Dissenting Shareholder, who has identified on such Shareholder's Letter of Transmittal that the beneficial owner of such Shareholder's Tesma Class A Subordinate Voting Shares is either (a) exempt from tax under Part I of the ITA or (b) not a Canadian Resident.

"Tesma" means Tesma International Inc., a corporation governed by the OBCA.

"Tesma Board" means the board of directors of Tesma.

"Tesma Class A Subordinate Voting Share" means a Class A Subordinate Voting Share in the capital of Tesma.

"Tesma Class B Share" means a Class B Share in the capital of Tesma.

"Tesma Continuing Option" means a Tesma Option other than a Tesma Exchange Elected Option.

"Tesma DPSPs" means, collectively, the Tesma International Inc. (Canadian) Deferred Profit Sharing Plan and the Tesma International of America, Inc. U.S. Employees' Deferred Profit Sharing Plan.

"Tesma Exchange Elected Option" means a Tesma Option in respect of which the holder thereof has elected in an option election form to exchange such Tesma Option at the Effective Time for a Magna Replacement Option.

"Tesma Option" means an option to acquire a Tesma Class A Subordinate Voting Share granted and outstanding as of the Effective Time under the Tesma 2003 Amended and Restated Incentive Stock Option Plan.

"TSX" means the Toronto Stock Exchange.

"UBS" means UBS Securities Canada Inc., the independent valuator and financial advisor retained by the Special Committee to prepare the Valuation and Fairness Opinion.

"Valuation and Fairness Opinion" means the formal valuation of the Tesma Class A Subordinate Voting Shares prepared by UBS for the Special Committee as required pursuant to Rule 61-501 and Policy Q-27, and the opinion of UBS to the Special Committee as to the fairness of the consideration being offered under the Arrangement, from a financial point of view, to the Shareholders other than Magna and its affiliates and associates, a copy of which is attached as Exhibit F to this Circular.

SUMMARY

        The following is a summary of certain information contained in this Circular and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or incorporated by reference in this Circular. Certain capitalized terms used in this summary are defined in the Glossary of Key Terms in this Circular. Shareholders are urged to read this Circular, the materials incorporated by reference herein and the Exhibits hereto carefully and in their entirety.

Date, Time and Place of Meeting

        The Meeting will be held on Tuesday, February 1, 2005 at 11:00 a.m. (Toronto time) at the Ontario Room at the InterContinental Toronto Centre Hotel, 225 Front Street West, Toronto, Ontario, Canada.

Record Date

        The Record Date for the determination of Shareholders entitled to notice of and to vote at the Meeting is January 1, 2005. Only Shareholders of record on January 1, 2005 are entitled to receive notice of the Meeting and to attend and vote at the Meeting, except that: (i) in accordance with applicable law, a transferee of Tesma Class A Subordinate Voting Shares acquired after the Record Date will be entitled to vote such shares at the Meeting if such transferee produces properly endorsed Share Certificates or otherwise establishes ownership of such shares and has demanded, in writing not later than 10 days before the day of the Meeting, that the name of such transferee be included in the list of Shareholders entitled to vote at the Meeting; and (ii) a holder of Tesma Class A Subordinate Voting Shares issued by the Corporation after the Record Date, in connection with the exercise of Tesma Options or conversion rights to acquire Tesma Class A Subordinate Voting Shares, will be entitled to vote such shares at the Meeting if such Shareholder establishes ownership of such shares to the satisfaction of the Secretary of the Corporation or the chairman of the Meeting prior to the Meeting or any adjournment or postponement thereof.

        A substantial number of Shareholders do not hold their Tesma Class A Subordinate Voting Shares in their own name. Such Tesma Class A Subordinate Voting Shares may be beneficially owned by a person but registered either: (a) in the name of an intermediary such as, among others, banks, trust companies, securities dealers or brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (b) in the name of a clearing agency (such as CDS) of which the intermediary is a participant. If Tesma Class A Subordinate Voting Shares are shown in an account statement provided to a Shareholder by the intermediary, in almost all cases those Tesma Class A Subordinate Voting Shares will not be registered in the name of the Shareholder in the records of the Corporation. Please note that only proxies deposited by registered Shareholders can be recognized and acted upon at the Meeting. As a consequence, non-registered Shareholders should read their intermediaries' instructions to them regarding how to provide voting instructions.

Special Business to be Conducted at the Meeting

        At the Meeting, Shareholders will be asked to consider and, if determined advisable, to pass, with or without amendment, the Arrangement Resolution, the full text of which is attached as Exhibit A to this Circular. The Arrangement Resolution will also be subject to approval by the Minority Shareholders.

Terms of the Arrangement

        The following summary of the Plan of Arrangement is subject to, and qualified in its entirety by reference to, the Plan of Arrangement.

        The Plan of Arrangement contemplates that Shareholders (other than Dissenting Shareholders, Magna and Magna Subco) will receive, for each Tesma Class A Subordinate Voting Share held by them, either 0.44 of a Magna Class A Subordinate Voting Share or, where specifically so elected by a Shareholder in the Letter of Transmittal, cash (in Canadian currency) equal to 0.44 times the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares on the TSX for the five consecutive trading days ending on the last trading day immediately before the Effective Date of the Arrangement (see the definition of "Average Market

Price" in the Glossary of Key Terms). As of the date of this Circular, the Effective Date of the Arrangement is expected to be February 6, 2005.

        The cash payment amount is limited to Cdn$350 million. If all cash elections by Shareholders desiring to receive cash exceed Cdn$350 million, the amount of cash such Shareholders will receive will be proportionately reduced. Where the cash amount is reduced, Shareholders who elected cash will receive Magna Class A Subordinate Voting Shares in lieu of the applicable cash amount. Subject to the foregoing, a Shareholder may elect to receive cash for all or a portion of the Tesma Class A Subordinate Voting Shares held by such Shareholder.

        Under the Arrangement, all Shareholders (other than Magna, Magna Subco, Dissenting Shareholders or Tendering Shareholders) will be Amalgamating Shareholders (see definition of "Amalgamating Shareholder" in the Glossary of Key Terms), meaning, generally, Shareholders who are residents of Canada and subject to tax for Canadian income tax purposes. The Arrangement has been structured so that Amalgamating Shareholders will receive an automatic "rollover" (deferral of capital gain or capital loss) for Canadian income tax purposes for Tesma Class A Subordinate Voting Shares exchanged for Magna Class A Subordinate Voting Shares. Specifically, each Tesma Class A Subordinate Voting Share held by an Amalgamating Shareholder (except to the extent of any cash payment election made in its Letter of Transmittal) will, on the Amalgamation, be converted into one Amalco Special Share, and each such Amalco Special Share will, as part of the Arrangement, be exchanged for 0.44 of a Magna Class A Subordinate Voting Share.

        Where an Amalgamating Shareholder elects, in the Letter of Transmittal, to receive a cash payment for all or a portion of its Tesma Class A Subordinate Voting Shares, each Tesma Class A Subordinate Voting Share (in respect of which an Amalgamating Shareholder has made a Cash Election) will, on the Amalgamation, be converted into one Amalco Redeemable Preferred Share (subject to the Cdn$350 million aggregate maximum for all Shareholders making Cash Elections), and each such Amalco Redeemable Preferred Share will, as part of the Arrangement, be redeemed for a cash amount equal to 0.44 multiplied by the Average Market Price of the Magna Class A Subordinate Voting Shares.

        Tendering Shareholders are Shareholders (other than Magna, Magna Subco and Dissenting Shareholders) who have identified themselves as being exempt from tax for Canadian income tax purposes or non-residents of Canada, generally including United States Holders (as defined under "Information Regarding the Arrangement — Certain US Federal Income Tax Considerations"), for Canadian income tax purposes (see definition of "Tendering Shareholder" in the Glossary of Key Terms). In order to be a Tendering Shareholder, a Shareholder must so indicate in its Letter of Transmittal. Failure to so indicate will result in the Shareholder being deemed to be an Amalgamating Shareholder. A Tendering Shareholder will (except to the extent of any cash payment election made in its Letter of Transmittal) receive 0.44 of a Magna Class A Subordinate Voting Share for each Tesma Class A Subordinate Voting Share transferred to Magna Subco under the Arrangement.

        Where a Tendering Shareholder elects, in the Letter of Transmittal, to receive a cash payment for all or a portion of its Tesma Class A Subordinate Voting Shares, such Tendering Shareholder will receive (subject to the Cdn$350 million aggregate maximum for all Shareholders making Cash Elections), on completion of the Arrangement, a cash amount for each Tesma Class A Subordinate Voting Share (in respect of which a Tendering Shareholder has made a Cash Election) transferred to Magna Subco under the Arrangement equal to 0.44 multiplied by the Average Market Price of the Magna Class A Subordinate Voting Shares.

        For the tax treatment applicable to an Amalgamating Shareholder and a Tendering Shareholder, see "Information Regarding the Arrangement — Certain Canadian Federal Income Tax Considerations" and "— Certain U.S. Federal Income Tax Considerations".

        Any Shareholder who, in respect of any Tesma Class A Subordinate Voting Shares held by such Shareholder, (i) does not deposit with the Depositary a duly completed Letter of Transmittal prior to 11:00 a.m. on Friday, January 28, 2005 or (ii) fails to complete the Letter of Transmittal making a Cash Election, will be deemed NOT to have made a Cash Election in respect of such Tesma Class A Subordinate Voting Shares and will be entitled to receive only the Share Consideration as consideration for each of such Shareholder's Tesma Class A Subordinate Voting Shares.

        Fractional Magna Class A Subordinate Voting Shares will not be issued or delivered in connection with the Arrangement. Where a Shareholder is to receive Magna Class A Subordinate Voting Shares and the aggregate number of Magna Class A Subordinate Voting Shares to be issued or delivered to such Shareholder would otherwise include a fraction of a Magna Class A Subordinate Voting Share being issued or delivered, such Shareholder will receive, in lieu of such fractional share, a cash payment equal to the fraction of a Magna Class A Subordinate Voting Share otherwise issuable or deliverable multiplied by the Average Market Price.

Background to the Arrangement

        On October 22, 2004, after the close of trading on the TSX, Vincent Galifi, Executive Vice President and Chief Financial Officer of Magna, and Jeffrey Palmer, Executive Vice President of Magna, met at Tesma's head offices in Concord, Ontario with: Manfred Gingl, Tesma's Chairman and Chief Executive Officer; Anthony Dobranowski, Tesma's Vice Chairman and Chief Financial Officer; Klaus Blickle, Tesma's President; and Stefan Proniuk, Tesma's Vice President, Secretary and General Counsel. At that meeting, Messrs. Galifi and Palmer delivered Magna's written proposal for privatizing Tesma. Messrs. Galifi and Palmer informed Tesma, at that time, that Magna had also made privatization proposals involving its two other public subsidiaries, Decoma and Intier, but each proposed privatization transaction was independent of the others and not conditional upon completion of the others.

        On October 23 and 24, 2004, Messrs. Dobranowski and Proniuk communicated the Magna proposal for privatizing Tesma to each of the "outside" directors on the Tesma Board (Oscar B. Marx, III, David R. Peterson, Judson D. Whiteside and M. Douglas Young), together with the contents of a proposed form of press release to be issued by the Corporation to announce the receipt of Magna's proposal. At the same time, a telephone conference call meeting for the full Tesma Board was scheduled for October 25, 2004 to consider, among other things, the establishment of a special committee of independent directors to review and consider the Arrangement.

        On October 25, 2004, before the opening of trading on the TSX, Magna issued a press release announcing the three separate privatization proposals. Tesma issued its own press release, on the same date, concerning Magna's privatization proposal for Tesma.

Magna's Reasons for the Arrangement

        Magna has advised the Corporation that it proposed the Arrangement primarily for strategic reasons to adapt to changing automotive industry conditions by better positioning Magna's automotive operating groups, including Tesma, to compete and grow on a global basis. Although Magna has also announced separate proposals to privatize its two other public subsidiaries, Decoma and Intier, each proposed privatization transaction, including the Arrangement, is independent of the others and not conditional upon completion of the others. Magna's reasons for proposing the Arrangement include the following:

        Improved Strategic Positioning.    Magna (including Tesma as a wholly-owned subsidiary of Magna) will be better positioned to meet its customers' needs for larger and increasingly complex modules and systems in the powertrain and drivetrain areas (among other areas), by being able to more readily and more seamlessly combine the product development and manufacturing capabilities of Tesma with those of Magna's other automotive operating groups, such as Magna Drivetrain. As OEM vehicle engineering and assembly have evolved, customer needs have shifted from simple components to larger, more sophisticated, and highly-engineered systems and modules with increased content and features. These systems and modules are increasingly crossing Magna's and Tesma's traditional product lines. With the increased flexibility to align its businesses following the completion of the Arrangement, Magna believes that it will be better positioned to capitalize on powertrain and drivetrain module development and supply opportunities. For Tesma, this should result in an acceleration of its business strategy of moving up the supplier "value-chain" and (in conjunction with

Magna Drivetrain) its transition from a product supplier to an advanced systems and modules supplier focussed on powertrain and drivetrain integration opportunities.

        Exploit Magna's Competencies.    The Arrangement will allow Magna to more fully exploit the various competencies that exist within Magna, particularly its complete vehicle expertise at Magna Steyr. With its vast product portfolio, Magna has substantial depth of knowledge in design, engineering and development, systems testing and manufacturing using a wide variety of techniques, materials and processes. Moreover, Magna Steyr's complete vehicle engineering and design capability includes the vehicle's interior, exterior, powertrain and drivetrain, as well as complete electric and electronic architecture. Consequently, Magna Steyr has an in-depth understanding of how the vehicle's various systems interact, as well as extensive systems integration and complete vehicle assembly experience. As a wholly-owned subsidiary of Magna, Tesma should be able to better access and leverage such expertise and knowledge to capitalize on Magna Steyr's engineering, testing and complete vehicle assembly capabilities.

        Alignment of Product Portfolio.    The Arrangement will also provide Magna with the opportunity to better align its product portfolio where it has similar capabilities in different automotive operating groups, such as between Tesma (engine, transmission and fuel system products) and Magna Drivetrain (transfer cases and other complete drivetrain technologies, including four-wheel and all-wheel drive systems, as well as axle and suspension modules). Through acquisitions, such as Magna's 1998 acquisition of Steyr-Daimler-Puch (and the establishment of Steyr Powertrain as Magna's "Magna Drivetrain" automotive operating group in early 2004) and Magna's September 2004 acquisition of New Venture Gear (which also forms part of Magna Drivetrain), as well as the convergence of technologies, Magna has acquired similar expertise in different operating groups that could be more effectively aligned. Some of these overlapping product areas are capital-intensive and are expected to continue to converge in the future. As a result of the completion of the Arrangement, Magna should be able to achieve various operational synergies through the alignment of the capabilities of Tesma and Magna Drivetrain.

        Avoid Duplication of Investment.    As Magna expands into new markets and further broadens its customer base, Magna believes that the Arrangement will enable it to avoid duplication of investment in infrastructure and development costs in these new markets. For example, Tesma is in the process of establishing manufacturing facilities in China, where Magna has previously acquired or established management and other infrastructure resources and relationships. Magna also views the more efficient corporate structure resulting from the Arrangement as a way to enhance Magna's identity as a single source supplier to OEMs, which, in turn, will better position Magna (and all of its automotive operating groups, including Tesma) in those markets where Magna has strong brand recognition. This is particularly important to customers who prefer dealing with single source suppliers.

        Magna remains committed to its philosophy of decentralized, autonomous operating groups and group-level long-term incentive arrangements to continue to empower management and motivate employees. Magna intends to continue to apply this philosophy to Tesma following the completion of the Arrangement.

Tesma's Reasons for the Arrangement

        Magna's reasons for proposing the Arrangement as outlined above, and in particular, the advantages noted under Improved Strategic Positioning, Alignment of Product Portofolio and Avoid Duplication of Investment, are equally important to Tesma and its core powertrain business on a going-forward basis. The completion of the Arrangement will provide Tesma with critical mass, especially in Europe, for future engine and transmission product development. By more closely aligning with other Magna automotive groups, such as Magna Drivetrain, Tesma expects to access additional powertrain capabilities, be better positioned to advance its business strategy, expand its product and systems offerings and reduce capital investments. The completion of the Arrangement will also enhance Tesma's business by providing additional customer relationships and sales growth and diversification opportunities under the consolidated Magna "brand", as a fully-integrated member of one of the most diversified automotive suppliers in the world.

        In addition to these business advantages, the Arrangement also offers the following economic advantages to Shareholders of Tesma:

        Value Enhancement.    Based on the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares on the TSX for the five trading days ended December 31, 2004 (being the last trading day prior to the Record Date), the consideration offered by Magna to Shareholders under the Arrangement represents a premium of approximately 47% over the volume-weighted average trading price of the Tesma Class A Subordinate Voting Shares on the TSX for the five trading days ended October 22, 2004 (being the last trading day prior to the announcement of the proposed Arrangement). The closing price of the Magna Class A Subordinate Voting Shares on the TSX on December 31, 2004 was Cdn$98.57. Based on the Exchange Ratio, this represents a premium of approximately 46% over the closing price of the Tesma Class A Subordinate Voting Shares on the TSX on October 22, 2004 of Cdn$29.75.

        Tesma Dividend.    As part of the negotiations between the Special Committee and Magna to finalize the terms of the Arrangement, the Special Committee obtained Magna's support to the declaration by Tesma of a dividend of Cdn$0.24 per Tesma Class A Subordinate Voting Share and Tesma Class B Share payable on or after February 15, 2005 to shareholders of record on February 3, 2005.

        Continued "Indirect" Participation.    Because Magna regards its investment in Tesma as one of its core automotive operating groups and does not contemplate a sale or divestiture, the Arrangement provides Shareholders who receive Share Consideration with an opportunity to continue to participate in the future growth of Tesma and Magna's other automotive operating groups.

        Magna Dividends.    Shareholders who receive Share Consideration and continue to hold their Magna Class A Subordinate Voting Shares will benefit from any dividends paid by Magna, including its regular quarterly dividends.

        Reduced Market Risk and Enhanced Liquidity.    The Arrangement provides Shareholders with an attractive liquidity opportunity to dispose of their Tesma Class A Subordinate Voting Shares. Shareholders who receive Share Consideration will benefit from Magna's considerably larger market capitalization and its significantly higher trading volumes. Magna Class A Subordinate Voting Shares are listed for trading on the TSX and the NYSE.

        Tax Deferred Rollover.    For Canadian federal income tax purposes, certain Amalgamating Shareholders will benefit from a tax deferred rollover in respect of any gain otherwise realized on the disposition of their Tesma Class A Subordinate Voting Shares to the extent that they receive Share Consideration under the Arrangement (see "Information Regarding the Arrangement — Certain Canadian Federal Income Tax Considerations").

The Special Committee

        On October 25, 2004, the Tesma Board established the Special Committee to review and consider the Arrangement. At that time, the Tesma Board considered appointing each of Oscar B. Marx, III, David R. Peterson, Judson D. Whiteside and M. Douglas Young to the Special Committee, but subsequently determined that Mr. Whiteside was not "independent" under Rule 61-501 and Policy Q-27 because Miller Thomson LLP, the law firm of which he is the Chairman, Chief Executive Officer and a partner, was retained to provide advice to an interested party in connection with the Arrangement. Accordingly, at its scheduled quarterly meeting on November 1, 2004, the Tesma Board confirmed that none of Messrs. Marx, Peterson, and Young had any interest in the Arrangement, other than an interest as a director of Tesma, as a Shareholder, as a holder of Tesma Options and as a holder of deferred share units under the Tesma Non-Employee Director Share-Based Compensation Plan, and reconfirmed their appointment as members of the Special Committee (with Mr. Marx also reconfirmed as the Chairman of the Special Committee). Each of the members of the Special Committee was determined by the Tesma Board to be independent of Magna. Nevertheless, because Mr. Young is also the lead independent director of MID, an affiliate of Magna, he may not be "independent" for purposes of satisfying the technical requirements of Rule 61-501 and Policy Q-27, which provide that a director is not "independent" in connection with a transaction if he is also a director of an affiliated entity of an interested party. Accordingly, while Mr. Young was permitted to participate as a member of the Special Committee because of his knowledge of Tesma and his tenure as an unrelated and "independent" director on the Tesma Board (until August 30, 2004 when he was also appointed to the board of directors of MID), he was not present at, nor did he participate in, the decision-making deliberations of the Special Committee. Specifically, Mr. Young was excused from the portion of the meeting of the Special Committee held on December 23, 2004, when the Special Committee considered and voted on its recommendation to the Tesma Board concerning the Arrangement.

        The Special Committee's mandate was to review and consider the Arrangement and to make recommendations to the Tesma Board regarding the Arrangement. The Special Committee was authorized to retain its own advisors, including legal and financial advisors, to assist it in the performance of its duties.

        On October 26, 2004, the Special Committee engaged William K. Orr, now of Fasken Martineau DuMoulin LLP (formerly of Heenan Blaikie LLP), to provide it with independent legal advice in connection with the Arrangement, including advice regarding the duties and responsibilities of the Special Committee members and the application of Rule 61-501 and Policy Q-27 to the Arrangement. On November 1, 2004, the Special Committee engaged UBS as independent financial advisor to prepare a formal valuation of the Tesma Class A Subordinate Voting Shares and to provide an opinion as to the fairness, from a financial point of view, of the consideration offered under the Arrangement to the Shareholders other than Magna.

        The Special Committee met on a number of occasions between the date it was established and December 23, 2004 (being the date the Special Committee delivered its formal report and recommendation to the Tesma Board) to consider the Arrangement, to receive progress reports from UBS as to its ongoing valuation work and related issues and, ultimately, to receive the results of its analysis, and to discuss in detail the approach taken by UBS to value the Tesma Class A Subordinate Voting Shares in light of the requirements of Rule 61-501 and Policy Q-27. The Special Committee and its legal and financial advisors also contacted representatives of Magna and Tesma management on a number of occasions to obtain additional information required by the Special Committee in its consideration of the Arrangement and to raise with Magna and Tesma management various questions of the Special Committee with respect to certain terms of the Arrangement.

        On December 2, 2004, UBS presented to the Special Committee the preliminary results of its ongoing valuation analysis. On December 23, 2004, the Special Committee met with UBS and William K. Orr to receive the Valuation and Fairness Opinion.

        On December 22 and 23, 2004, the Special Committee negotiated certain terms of the Arrangement with Magna, which agreed to an increase in the Exchange Ratio from 0.4388 to 0.44 of a Magna Class A Subordinate Voting Share for each Tesma Class A Subordinate Voting Share.

        The Special Committee also obtained Magna's support to the declaration by Tesma of a dividend of Cdn$0.24 per Tesma Class A Subordinate Voting Share and Tesma Class B Share payable on or after February 15, 2005 to shareholders of record on February 3, 2005. Should the Arrangement not proceed and Tesma remain a public company, the Tesma Board will take into account the payment of this dividend in determining the amounts of Tesma's quarterly dividends payable during fiscal 2005.

Valuation and Fairness Opinion

        UBS, the independent valuator retained by the Special Committee in connection with its consideration of the Arrangement, prepared the Valuation and Fairness Opinion in accordance with Rule 61-501 and Policy Q-27. Shareholders are urged to read the Valuation and Fairness Opinion, the full text of which is attached as Exhibit F to this Circular, carefully and in its entirety. Based upon and subject to the assumptions, qualifications and limitations discussed in the Valuation and Fairness Opinion, UBS advised the Special Committee that, in its opinion, as at the close of financial markets in Toronto, Canada on December 22, 2004, the fair market value of the Tesma Class A Subordinate Voting Shares is in the range of $32.15 to $39.55 (or Cdn$39.90 to Cdn$49.10 at an exchange rate of Cdn$1.2413 to U.S.$1.00 as of December 22, 2004), and the consideration being offered to Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders other than Magna and its affiliates and associates.

Recommendation of the Special Committee

        After giving careful consideration to the Valuation and Fairness Opinion and other relevant factors, on December 23, 2004, the Special Committee unanimously recommended, with Mr. Young not participating in the decision-making deliberations of the Special Committee for the reasons described above, that the Tesma Board approve the Arrangement and recommend to Shareholders that they vote in favour of the Arrangement Resolution.

Recommendation of the Tesma Board

        After due consideration of the report of the Special Committee the Tesma Board, at a meeting held on December 23, 2004, determined that the consideration being offered to Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders other than Magna and its affiliates and associates, and that the Arrangement is in the best interests of the Corporation and its shareholders. Accordingly, the Tesma Board unanimously recommends (with Messrs. Galifi, Gingl and Wolf abstaining due to their interests in the matter as directors and/or senior officers of Magna) that all Shareholders (including Minority Shareholders) vote in favour of the Arrangement Resolution.

RECOMMENDATION TO SHAREHOLDERS
The Tesma Board unanimously recommends that all Shareholders
VOTE IN FAVOUR of the Arrangement Resolution.

Shareholder Approvals Required

        The Interim Order provides that, for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without amendment, by:

  (a)
  66 2/3% of the votes cast by Shareholders, voting separately as a class, at the Meeting in person or by proxy;

  (b)
  a simple majority of the votes cast by Minority Shareholders voting at the Meeting in person or by proxy; and

  (c)
  a written resolution of all holders of Tesma Class B Shares, voting separately as a class.

        Magna (together with its affiliates) currently holds all Tesma Class B Shares outstanding and 29,548 Tesma Class A Subordinate Voting Shares (which represent approximately 0.16% of the Tesma Class A Subordinate Voting Shares outstanding). Magna has advised the Corporation that it will vote, or cause to be voted, all such Tesma Class B Shares and Tesma Class A Subordinate Voting Shares in favour of the Arrangement Resolution. Magna has also advised the Corporation that, prior to the Meeting, it will convert such number of Tesma Class B Shares held by it into Tesma Class A Subordinate Voting Shares to achieve the result that, if the Arrangement Resolution is approved by a majority of the votes cast by Minority Shareholders, it will also be approved by at least 66 2/3% of the votes cast by Shareholders, voting separately as a class.

Court Approval

        The Arrangement requires Court approval under the OBCA. Prior to mailing this Circular, Tesma obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters. If the Arrangement Resolution is approved by Shareholders in the manner required by the Interim Order, the hearing in respect of the Final Order will take place on or about February 3, 2005 at 10:00 a.m. (Toronto time) in the Court located at 393 University Avenue, Toronto, Ontario. At the hearing for the Final Order, the Court will consider, among other things, the fairness of the Arrangement to the Shareholders (other than Magna and its affiliates and associates).

The Corporation Following the Arrangement

        Following the completion of the Arrangement, the Corporation will be a wholly-owned subsidiary of Magna.

Certain Canadian Federal Income Tax Considerations

        An Amalgamating Shareholder who does not elect to receive Cash Elected Consideration will not realize a capital gain (or capital loss) as a result of the Arrangement and will acquire Magna Class A Subordinate Voting Shares at a cost equal to the adjusted cost base of the holder's Tesma Class A Subordinate Voting Shares exchanged on the Arrangement. An Amalgamating Shareholder may realize a capital gain (or capital loss) in respect of Tesma Class A Subordinate Voting Shares for which it elects to receive Cash Elected Consideration.

        A Tendering Shareholder will realize a capital gain (or capital loss) equal to the amount by which the total of the fair market value of the Magna Class A Subordinate Voting Shares received on the exchange plus any cash received by the Tendering Shareholder exceeds (or is exceeded by) the Tendering Shareholder's adjusted cost base of the Tesma Class A Subordinate Voting Shares immediately before the exchange. However, Tendering Shareholders (being Shareholders who have identified themselves as being non-residents of Canada or exempt from Canadian income tax under Part I of the ITA) will generally not be subject to Canadian income tax on any such gain.

        The foregoing is qualified by the more detailed summary in this Circular. See "Information Regarding the Arrangement — Certain Canadian Federal Income Tax Considerations".

Certain U.S. Federal Income Tax Considerations

        A United States Holder (as defined under "Information Regarding the Arrangement — Certain U.S. Federal Income Tax Considerations") will generally be required to recognize a gain or loss for United States federal income tax purposes as a result of the Arrangement in an amount equal to the difference between (i) the sum of the cash and the fair market value of the Magna Class A Subordinate Voting Shares received on the Arrangement and (ii) such holder's adjusted tax basis in its Tesma Class A Subordinate Voting Shares transferred in the Arrangement.

        The foregoing is qualified by the more detailed summary in this Circular. See "Information Regarding the Arrangement — Certain U.S. Federal Income Tax Considerations".

Right to Dissent

        Pursuant to the Interim Order, registered Shareholders have the right to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Interim Order, and the Plan of Arrangement. A Dissenting Shareholder will be entitled, if the Arrangement becomes effective, to be paid by the Corporation the fair value of the Tesma Class A Subordinate Voting Shares held by such Dissenting Shareholder determined as at the close of business on the day before the Arrangement Resolution is adopted. A registered Shareholder who wishes to dissent must provide a written objection to the Arrangement Resolution (a "Dissent Notice") to Tesma International Inc., 1000 Tesma Way, Concord, Ontario, Canada L4K 5R8, Attention: Secretary, facsimile number 905-417-2170 at or prior to 5:00 p.m. (Toronto time) on the Business Day immediately preceding the Meeting (or any adjournment or postponement thereof). It is important that registered Shareholders strictly comply with this requirement, as it is different from the statutory dissent provisions of the OBCA that would otherwise permit a Dissent Notice to be provided at or prior to the Meeting. Failure to comply strictly with the dissent procedures set out in the Interim Order may result in the loss or unavailability of a Shareholder's dissent rights.

Stock Exchange Listings

        Magna Class A Subordinate Voting Shares are listed on the TSX and the NYSE. Magna has filed applications with the TSX and the NYSE to list the Magna Class A Subordinate Voting Shares to be issued in connection with the Arrangement and upon the exercise of Magna Replacement Options and Tesma Continuing Options. The TSX has conditionally approved the listing of Magna Class A Subordinate Voting Shares, subject to the satisfaction of the customary requirements of the TSX. NYSE conditional listing approval is pending. The Tesma Class A Subordinate Voting Shares will be delisted from the TSX and NASDAQ after the Effective Time.

Effective Time

        Assuming all conditions precedent to the completion of the Arrangement, as set out in the Arrangement Agreement, have been either satisfied or waived by the party entitled to the benefit of such conditions precedent, the Arrangement will be effective at 12:01 a.m. (Toronto time) on the Effective Date, which is expected to be February 6, 2005.

INFORMATION REGARDING THE MEETING

Date, Time and Place of Meeting

        The Meeting will be held on Tuesday, February 1, 2005 commencing at 11:00 a.m. (Toronto time) at the Ontario Room at the InterContinental Toronto Centre Hotel, 225 Front Street West, Toronto, Ontario, Canada.

Record Date

        The Record Date for the determination of Shareholders entitled to notice of and to vote at the Meeting is January 1, 2005. Only Shareholders of record on January 1, 2005 are entitled to receive notice of the Meeting and to attend and vote at the Meeting, except that: (i) in accordance with applicable law, a transferee of Tesma Class A Subordinate Voting Shares acquired after the Record Date will be entitled to vote such shares at the Meeting if such transferee produces properly endorsed Share Certificates or otherwise establishes ownership of such shares and has demanded, in writing not later than 10 days before the day of the Meeting, that the name of such transferee be included in the list of Shareholders entitled to vote at the Meeting; and (ii) a holder of Tesma Class A Subordinate Voting Shares issued by the Corporation after the Record Date, in connection with the exercise of Tesma Options or conversion rights to acquire Tesma Class A Subordinate Voting Shares, will be entitled to vote such shares at the Meeting if such Shareholder establishes ownership of such shares to the satisfaction of the Secretary of the Corporation or the chairman of the Meeting prior to the Meeting or any adjournment or postponement thereof.

Special Business to be Conducted at the Meeting

        At the Meeting, Shareholders will be asked to consider and, if determined advisable, to approve, with or without amendment, the Arrangement Resolution. The Arrangement Resolution will also be subject to approval by the Minority Shareholders. Copies of the full text of the Arrangement Resolution, the Arrangement Agreement and the form of Plan of Arrangement are attached as Exhibits A, B and C, respectively, to this Circular.

Solicitation of Proxies

        This Circular is furnished in connection with the solicitation of proxies by management of the Corporation for use at the Meeting (or any adjournment or postponement thereof) to be held at the time and place and for the purposes set out in the accompanying Notice. The information contained herein is given as at December 31, 2004, unless indicated otherwise. This Circular, the Notice, the accompanying form of proxy, the Letter of Transmittal and the Notice of Guaranteed Delivery are being mailed on or about January 10, 2005 to Shareholders of record as of the close of business on the Record Date. Except as described below, the Corporation will bear all costs associated with the preparation and mailing of this Circular, the Notice, the accompanying form of proxy, the Letter of Transmittal and the Notice of Guaranteed Delivery, as well as the costs of the solicitation of proxies. The solicitation will be primarily by mail. However, officers and regular employees of the Corporation may also solicit proxies (but not for additional compensation) personally, by telephone or other means of electronic transmission. Under the Arrangement Agreement, Magna has also been authorized by the Corporation to solicit proxies on behalf of management in favour of the Arrangement Resolution. Banks, brokerage houses and other custodians and nominees or fiduciaries will be requested to forward proxy solicitation material to their principals and to obtain authorizations for the execution of proxies, and will be reimbursed for their reasonable expenses in doing so. In accordance with the Arrangement Agreement, at Magna's direction, Tesma has retained Georgeson Shareholder Communications Canada, Inc. ("Georgeson"), including its US affiliate, Georgeson Shareholder Communications, Inc., to solicit proxies from Shareholders. Georgeson will be paid a proxy solicitation program management fee of Cdn$25,000, a retail Shareholder call fee of Cdn$6.00 per call and a success fee of Cdn$35,000 if the Arrangement Resolution is approved by the Minority Shareholders at the Meeting. In addition, Tesma has agreed to reimburse Georgeson for disbursements and GST where applicable. Under the Arrangement Agreement, Magna has agreed to bear the costs and expenses incurred by the Corporation in using the services of dealers and proxy solicitation agents, including Georgeson, to solicit proxies at Magna's direction in favour of the Arrangement Resolution. See "Arrangement Agreement — Expenses".

Appointment of Proxies

        The persons named in the accompanying form of proxy are Klaus Blickle, Anthony E. Dobranowski and Stefan T. Proniuk, each of whom is a representative of management of the Corporation. Each Shareholder has the right to appoint a person, other than the persons named in the enclosed form of proxy, who need not be a shareholder of the Corporation, to attend and act for and on behalf of the Shareholder at the Meeting. This right may be exercised by inserting such person's name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy.

        A proxy must be in writing, must be dated the date on which it is executed, must be executed by the Shareholder or his or her attorney authorized in writing or, if the Shareholder is a corporation, by a duly authorized officer or attorney of that corporation and, if the proxy is to apply to less than all the Tesma Class A Subordinate Voting Shares registered in the name of the Shareholder, must specify the number of Tesma Class A Subordinate Voting Shares to which it is to apply. A proxy will not be valid unless the form of proxy is delivered to the office of Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, by no later than 11:00 a.m. (Toronto time) on Friday, January 28, 2005 or, if the Meeting is adjourned or postponed, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting.

Non-Registered Shareholders

        Only registered Shareholders, or the persons that they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Tesma Class A Subordinate Voting Shares beneficially owned by a person (a "Non-Registered Holder") are registered either:

  (a)
  in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Tesma Class A Subordinate Voting Shares, such as, among others, banks, trust companies, securities dealers or brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

  (b)
  in the name of a clearing agency (such as CDS) of which an Intermediary is a participant.

        In accordance with the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation will distribute copies of the Meeting materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

        Generally, Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Tesma Class A Subordinate Voting Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

  (a)
  Voting Instruction Form.    In most cases, a Non-Registered Holder will receive, as part of the Meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote at the Meeting should be forwarded by the Intermediary to the Non-Registered Holder.

  (b)
  Form of Proxy.    Less frequently, a Non-Registered Holder will receive, as part of the Meeting materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Tesma Class A Subordinate Voting Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. If a Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must complete the form of proxy and deposit it with Computershare Trust Company of Canada as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided.

Revocation of Proxies

        A registered Shareholder who has given a proxy has the power to revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by such proxy and may do so:

  (a)
  by delivering another properly executed form of proxy bearing a later date to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Proxy Department, no later than Friday, January 28, 2005 at 11:00 a.m. (Toronto time);

  (b)
  by depositing an instrument in writing revoking the proxy executed by the Shareholder or by the Shareholder's attorney authorized in writing:

  (i)
  at the registered office of the Corporation at 1000 Tesma Way, Concord, Ontario, Canada L4K 5R8, addressed to the Secretary of the Corporation, at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment or postponement thereof, at which the proxy is to be used; or

  (ii)
  with the chairman of the Meeting, prior to its commencement, on the day of the Meeting or any adjournment or postponement thereof; or

  (c)
  in any other manner permitted by law.

        A Non-Registered Holder should contact his or her Intermediary and carefully follow the instructions provided by the Intermediary in order to revoke a voting instruction form (or a proxy).

Voting of Shares Represented by Management Proxies

        Tesma Class A Subordinate Voting Shares represented by properly executed proxies in favour of the management representatives named in the accompanying form of proxy will be voted on any ballot that may be called for and, where the person whose proxy is solicited specifies a choice with respect to the matters identified in the proxy, the Tesma Class A Subordinate Voting Shares will be voted in accordance with the specifications so made. Where Shareholders have properly executed proxies in favour of the management representatives named in the accompanying form of proxy and have not specified in the form of proxy the manner in which the named proxies are required to vote the Tesma Class A Subordinate Voting Shares represented thereby, such Tesma Class A Subordinate Voting Shares will be voted FOR the approval of the Arrangement Resolution. The accompanying form of proxy confers discretionary authority with respect to amendments or variations to the matters identified in the Notice and with respect to other matters that may properly come before the Meeting. At the date hereof, Tesma knows of no such amendments, variations or other matters to come before the Meeting.

Voting Securities and Principal Holders

        As of the Record Date, there were 18,271,329 Tesma Class A Subordinate Voting Shares outstanding. Shareholders are entitled to cast one vote per Tesma Class A Subordinate Voting Share held by them on the Arrangement Resolution and any other matter that may properly come before the Meeting. Shareholders are entitled to vote as a separate class on the Arrangement Resolution.

        As of the Record Date, there were 14,223,900 Tesma Class B Shares outstanding. Holders of Tesma Class B Shares are entitled, at any time and from time to time, to convert each Tesma Class B Share into a Tesma Class A Subordinate Voting Share on a one-for-one basis. Holders of Class B Shares are entitled to vote as a separate class on the Arrangement Resolution. As provided for in the Interim Order, such vote will be conducted as a separate class vote by way of a resolution in writing. Holders of Tesma Class B Shares are entitled to cast 10 votes per Tesma Class B Share held by them on any other matter that may properly come before the Meeting.

        The following table sets out information with respect to the only shareholders of the Corporation known to the directors or officers of the Corporation to own beneficially, directly or indirectly, or to exercise control or direction over, more than 10% of the issued and outstanding Tesma Class A Subordinate Voting Shares or Tesma Class B Shares as of the Record Date:

	Class of Shares	Number of Shares	Per Cent of Class
Magna(1)	Tesma Class B Shares	14,223,900	100%
Tesma(2)	Tesma Class A Subordinate Voting Shares	1,859,904	10.18%

(1)
4,484,477 of these shares are held by 1128969 Ontario Inc., a wholly-owned subsidiary of Magna. The Stronach Trust controls Magna through its right to direct the votes attached to 726,829 Magna Class B Shares. Mr. Frank Stronach (the founder, chairman and a director of Magna), together with three other members of his family, are the trustees of the Stronach Trust. Mr. Stronach is also one of the members of the class of potential beneficiaries of the Stronach Trust. Magna holds, through a wholly-owned subsidiary, 29,548 Tesma Class A Subordinate Voting Shares representing approximately 0.16% of the class.

(2)
These shares are held by the Tesma DPSPs. The Corporation retains the right to direct the trustees of the Tesma DPSPs as to the voting and disposing of the Tesma Class A Subordinate Voting Shares held by the Tesma DPSPs. The trustees, absent any direction from the Corporation (signed by two officers on behalf of the Corporation), have the right to vote such Tesma Class A Subordinate Voting Shares.

        Magna has advised the Corporation that, in accordance with the Arrangement Agreement and the separate class voting requirements of the OBCA, it will vote, or cause to be voted, all its Tesma Class B Shares and 29,548 Tesma Class A Subordinate Voting Shares in favour of the Arrangement Resolution (in the case of the Tesma Class B Shares, prior to the Meeting by way of a written resolution). Magna has also advised the Corporation that, prior to the Meeting, it will convert such number of Tesma Class B Shares held by it into Tesma Class A Subordinate Voting Shares to achieve the result that, if the Arrangement Resolution is approved by the majority of votes cast by Minority Shareholders, it will also be approved by at least 66 2/3% of the votes cast by holders of the Tesma Class A Subordinate Voting Shares, voting separately as a class.

INFORMATION REGARDING THE ARRANGEMENT

Background to the Arrangement

        On October 22, 2004, after the close of trading on the TSX, Vincent Galifi, Executive Vice President and Chief Financial Officer of Magna, and Jeffrey Palmer, Executive Vice President of Magna, met at Tesma's head offices in Concord, Ontario with: Manfred Gingl, Tesma's Chairman and Chief Executive Officer; Anthony Dobranowski, Tesma's Vice Chairman and Chief Financial Officer; Klaus Blickle, Tesma's President; and Stefan Proniuk, Tesma's Vice President, Secretary and General Counsel. At that meeting, Messrs. Galifi and Palmer delivered Magna's written proposal for privatizing Tesma. Messrs. Galifi and Palmer informed Tesma, at that time, that Magna had also made privatization proposals involving its two other public subsidiaries, Decoma and Intier, but each proposed privatization transaction was independent of the others and not conditional upon completion of the others.

        On October 23 and 24, 2004, Messrs. Dobranowski and Proniuk communicated the Magna proposal for privatizing Tesma to each of the "outside" directors on the Tesma Board (Oscar B. Marx, III, David R. Peterson, Judson D. Whiteside and M. Douglas Young), together with the contents of a proposed form of press release to be issued by the Corporation to announce the receipt of Magna's proposal. At the same time, a telephone conference call meeting for the full Tesma Board was scheduled for October 25, 2004 to consider, among other things, the establishment of a special committee of independent directors to review and consider the Arrangement.

        On October 25, 2004, before the opening of trading on the TSX, Magna issued a press release announcing the three separate privatization proposals. Tesma issued its own press release, on the same date, concerning Magna's privatization proposal for Tesma.

Magna's Reasons for the Arrangement

        Magna has advised the Corporation that it proposed the Arrangement primarily for strategic reasons to adapt to changing automotive industry conditions by better positioning Magna's automotive operating groups, including Tesma, to compete and grow on a global basis. Although Magna has also announced separate proposals to privatize its two other public subsidiaries, Decoma and Intier, each proposed privatization transaction, including the Arrangement, is independent of the others and not conditional upon completion of the others. Magna's reasons for proposing the Arrangement include the following:

        Improved Strategic Positioning.    Magna (including Tesma as a wholly-owned subsidiary of Magna) will be better positioned to meet its customers' needs for larger and increasingly complex modules and systems in the powertrain and drivetrain areas (among other areas), by being able to more readily and more seamlessly combine the product development and manufacturing capabilities of Tesma with those of Magna's other automotive operating groups, such as Magna Drivetrain. As OEM vehicle engineering and assembly have evolved, customer needs have shifted from simple components to larger, more sophisticated, and highly-engineered systems and modules with increased content and features. These systems and modules are increasingly crossing Magna's and Tesma's traditional product lines. With the increased flexibility to align its businesses following the completion of the Arrangement, Magna believes that it will be better positioned to capitalize on powertrain and drivetrain module development and supply opportunities. For Tesma, this should result in an acceleration of its business strategy of moving up the supplier "value-chain" and (in conjunction with Magna Drivetrain) its transition from a product supplier to an advanced systems and modules supplier focussed on powertrain and drivetrain integration opportunities.

        Exploit Magna's Competencies.    The Arrangement will allow Magna to more fully exploit the various competencies that exist within Magna, particularly its complete vehicle expertise at Magna Steyr. With its vast product portfolio, Magna has substantial depth of knowledge in design, engineering and development, systems testing and manufacturing using a wide variety of techniques, materials and processes. Moreover, Magna Steyr's complete vehicle engineering and design capability includes the vehicle's interior, exterior, powertrain and drivetrain, as well as complete electric and electronic architecture. Consequently, Magna Steyr has an in-depth understanding of how the vehicle's various systems interact, as well as extensive systems integration and complete vehicle assembly experience. As a wholly-owned subsidiary of Magna, Tesma should be able to better access and leverage such expertise and knowledge to capitalize on Magna Steyr's engineering, testing and complete vehicle assembly capabilities.

        Alignment of Product Portfolio.    The Arrangement will also provide Magna with the opportunity to better align its product portfolio where it has similar capabilities in different automotive operating groups, such as between Tesma (engine, transmission and fuel system products) and Magna Drivetrain (transfer cases and other complete drivetrain technologies, including four-wheel and all-wheel drive systems, as well as axle and suspension modules). Through acquisitions, such as Magna's 1998 acquisition of Steyr-Daimler-Puch (and the establishment of Steyr Powertrain as Magna's "Magna Drivetrain" automotive operating group in early 2004) and Magna's September 2004 acquisition of New Venture Gear (which also forms part of Magna Drivetrain), as well as the convergence of technologies, Magna has acquired similar expertise in different operating groups that could be more effectively aligned. Some of these overlapping product areas are capital-intensive and are expected to continue to converge in the future. As a result of the completion of the Arrangement, Magna should be able to achieve various operational synergies through the alignment of the capabilities of Tesma and Magna Drivetrain.

        Avoid Duplication of Investment.    As Magna expands into new markets and further broadens its customer base, Magna believes that the Arrangement will enable it to avoid duplication of investment in infrastructure and development costs in these new markets. For example, Tesma is in the process of establishing manufacturing facilities in China, where Magna has previously acquired or established management and other infrastructure resources and relationships. Magna also views the more efficient corporate structure resulting from the Arrangement as a way to enhance Magna's identity as a single source supplier to OEMs, which, in turn, will better position Magna (and all of its automotive operating groups, including Tesma) in those markets where Magna has strong brand recognition. This is particularly important to customers who prefer dealing with single source suppliers.

        Magna remains committed to its philosophy of decentralized, autonomous operating groups and group-level long-term incentive arrangements to continue to empower management and motivate employees. Magna intends to continue to apply this philosophy to Tesma following the completion of the Arrangement.

Tesma's Reasons for the Arrangement

        Magna's reasons for proposing the Arrangement as outlined above, and in particular, the advantages noted under Improved Strategic Positioning, Alignment of Product Portofolio and Avoid Duplication of Investment, are equally important to Tesma and its core powertrain business on a going-forward basis. The completion of the Arrangement will provide Tesma with critical mass, especially in Europe, for future engine and transmission product development. By more closely aligning with other Magna automotive groups, such as Magna Drivetrain, Tesma expects to access additional powertrain capabilities, be better positioned to advance its business strategy, expand its product and systems offerings and reduce capital investments. The completion of the Arrangement will also enhance Tesma's business by providing additional customer relationships and sales growth and diversification opportunities under the consolidated Magna "brand", as a fully-integrated member of one of the most diversified automotive suppliers in the world.

        In addition to these business advantages, the Arrangement also offers the following economic advantages to Shareholders of Tesma:

        Value Enhancement.    Based on the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares on the TSX for the five trading days ended December 31, 2004 (being the last trading day prior to the Record Date), the consideration offered by Magna to Shareholders under the Arrangement represents a premium of approximately 47% over the volume-weighted average trading price of the Tesma Class A Subordinate Voting Shares on the TSX for the five trading days ended October 22, 2004 (being the last trading day prior to the announcement of the proposed Arrangement). The closing price of the Magna Class A Subordinate Voting Shares on the TSX on December 31, 2004 was Cdn$98.57. Based on the Exchange Ratio, this represents a premium of approximately 46% over the closing price of the Tesma Class A Subordinate Voting Shares on the TSX on October 22, 2004 of Cdn$29.75.

        Tesma Dividend.    As part of the negotiations between the Special Committee and Magna to finalize the terms of the Arrangement, the Special Committee obtained Magna's support to the declaration by Tesma of a dividend of Cdn$0.24 per Tesma Class A Subordinate Voting Share and Tesma Class B Share payable on or after February 15, 2005 to shareholders of record on February 3, 2005.

        Continued "Indirect" Participation.    Because Magna regards its investment in Tesma as one of its core automotive operating groups and does not contemplate a sale or divestiture, the Arrangement provides Shareholders who receive Share Consideration with an opportunity to continue to participate in the future growth of Tesma and Magna's other automotive operating groups.

        Magna Dividends.    Shareholders who receive Share Consideration and continue to hold their Magna Class A Subordinate Voting Shares will benefit from any dividends paid by Magna, including its regular quarterly dividends.

        Reduced Market Risk and Enhanced Liquidity.    The Arrangement provides Shareholders with an attractive liquidity opportunity to dispose of their Tesma Class A Subordinate Voting Shares. Shareholders who receive Share Consideration will benefit from Magna's considerably larger market capitalization and its significantly higher trading volumes. Magna Class A Subordinate Voting Shares are listed for trading on the TSX and the NYSE.

        Tax Deferred Rollover.    For Canadian federal income tax purposes, certain Amalgamating Shareholders will benefit from a tax deferred rollover in respect of any gain otherwise realized on the disposition of their Tesma Class A Subordinate Voting Shares to the extent that they receive Share Consideration under the Arrangement (see "Certain Canadian Federal Income Tax Considerations").

The Special Committee

        On October 25, 2004, the Tesma Board established the Special Committee to review and consider the Arrangement. At that time, the Tesma Board considered appointing each of Oscar B. Marx, III, David R. Peterson, Judson D. Whiteside and M. Douglas Young to the Special Committee, but subsequently determined that Mr. Whiteside was not "independent" under Rule 61-501 and Policy Q-27 because Miller Thomson LLP, the law firm of which he is the Chairman, Chief Executive Officer and a partner, was retained to provide advice to an interested party in connection with the Arrangement. Accordingly, at its scheduled quarterly meeting on November 1, 2004, the Tesma Board confirmed that none of Messrs. Marx, Peterson and Young had any interest in the Arrangement, other than an interest as a director of Tesma, as a Shareholder, as a holder of Tesma Options and as a holder of deferred share units under the Tesma Non-Employee Director Share-Based Compensation Plan, and reconfirmed their appointment as members of the Special Committee (with Mr. Marx also reconfirmed as the Chairman of the Special Committee). Each of the members of the Special Committee was determined by the Tesma Board to be independent of Magna. Nevertheless, because Mr. Young is also the lead independent director of MID, an affiliate of Magna, he may not be "independent" for purposes of satisfying the technical requirements of Rule 61-501 and Policy Q-27, which provide that a director is not "independent" in connection with a transaction if he is also a director of an affiliated entity of an interested party. Accordingly, while Mr. Young was permitted to participate as a member of the Special Committee because of his knowledge of Tesma and his tenure as an unrelated and "independent" director on the Tesma Board (until August 30, 2004 when he was also appointed to the board of directors of MID), he was not present at, nor did he participate in, the decision-making deliberations of the Special Committee. Specifically, Mr. Young was excused from the portion of the meeting of the Special Committee held on December 23, 2004, when the Special Committee considered and voted on its recommendation to the Tesma Board concerning the Arrangement.

        The Special Committee's mandate was to review and consider the Arrangement and to make recommendations to the Tesma Board regarding the Arrangement. The Special Committee was authorized to retain its own advisors, including legal and financial advisors, to assist it in the performance of its duties.

        On October 26, 2004, the Special Committee engaged William K. Orr, now of Fasken Martineau DuMoulin LLP (formerly of Heenan Blaikie LLP), to provide it with independent legal advice in connection with the Arrangement, including advice regarding the duties and responsibilities of the Special Committee members and the application of Rule 61-501 and Policy Q-27 to the Arrangement. On November 1, 2004, the Special Committee engaged UBS as independent financial advisor to prepare a formal valuation of the Tesma Class A Subordinate Voting Shares and to provide an opinion as to the fairness, from a financial point of view, of the consideration offered under the Arrangement to the Shareholders other than Magna.

        The Special Committee met on a number of occasions between the date it was established and December 23, 2004 (being the date the Special Committee delivered its formal report and recommendation to the Tesma Board) to consider the Arrangement, to receive progress reports from UBS as to its ongoing valuation work and related issues and, ultimately, to receive the results of its analysis, and to discuss in detail the approach taken by UBS to value the Tesma Class A Subordinate Voting Shares in light of the requirements of Rule 61-501 and Policy Q-27. The Special Committee and its legal and financial advisors also contacted representatives of Magna and Tesma management on a number of occasions to obtain additional information required by the Special Committee in its consideration of the Arrangement and to raise with Magna and Tesma management various questions of the Special Committee with respect to certain terms of the Arrangement.

        On December 2, 2004, UBS presented to the Special Committee the preliminary results of its ongoing valuation analysis.

        On December 22 and 23, 2004, the Special Committee negotiated certain terms of the Arrangement with Magna, which agreed to an increase in the Exchange Ratio from 0.4388 to 0.44 of a Magna Class A Subordinate Voting Share for each Tesma Class A Subordinate Voting Share.

        The Special Committee also obtained Magna's support to the declaration by Tesma of a dividend of Cdn$0.24 per Tesma Class A Subordinate Voting Share and Tesma Class B Share payable on or after February 15, 2005 to shareholders of record on February 3, 2005. Should the Arrangement not proceed and Tesma remain a public company, the Tesma Board will take into account the payment of this dividend in determining the amounts of Tesma's quarterly dividends payable during fiscal 2005.

        On December 23, 2004, the Special Committee met with UBS and William K. Orr to receive the Valuation and Fairness Opinion, the full text of which is attached as Exhibit F to this Circular. Based upon and subject to the assumptions, qualifications and limitations discussed in the Valuation and Fairness Opinion, UBS advised the Special Committee that, in its opinion, as at the close of financial markets in Toronto, Canada on December 22, 2004, the fair market value of the Tesma Class A Subordinate Voting Shares is in the range of $32.15 to $39.55 (or Cdn$39.90 to Cdn$49.10 at an exchange rate of Cdn$1.2413 to U.S.$1.00 as of December 22, 2004), and the consideration being offered to Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders other than Magna and its affiliates and associates.

        As a result of its deliberations and discussions with representatives of Magna and Tesma management, William K. Orr and UBS, the Special Committee believes that there are a number of factors that are important for a Shareholder to consider in determining whether to approve the Arrangement, including those listed under "Magna's Reasons for the Arrangement" and "Tesma's Reasons for the Arrangement".

Recommendation of the Special Committee

        On the basis of the foregoing, after giving careful consideration to the Valuation and Fairness Opinion and the other factors identified above, on December 23, 2004, the Special Committee unanimously recommended, with Mr. Young not participating in the decision-making deliberations of the Special Committee for the reasons described above, that the Tesma Board approve the Arrangement and recommend to the Shareholders that they vote in favour of the Arrangement Resolution.

Independent Valuation and Fairness Opinion

Engagement of UBS

        The Special Committee retained UBS pursuant to an agreement between the Special Committee, Tesma and UBS (the "Engagement Agreement") dated November 1, 2004 to provide advice and assistance to the Special Committee in evaluating the Arrangement, including the preparation and delivery to the Special Committee of the Valuation and Fairness Opinion. The terms of the Engagement Agreement provide for payment of Cdn$800,000 to UBS for its financial advice and assistance in connection with the Arrangement and for the provision of the Valuation and Fairness Opinion. In addition, UBS is to be reimbursed for reasonable out-of-pocket expenses and to be indemnified by Tesma on customary terms in respect of certain liabilities which may be incurred by it with respect to its engagement as financial adviser. The fees payable to UBS are not contingent in whole or in part on the outcome of the Arrangement or on the conclusions reached in the Valuation and Fairness Opinion.

Credentials of UBS and Relationship of UBS with Interested Parties

        UBS, together with its affiliates, is a major international investment bank with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. UBS has been a financial adviser in a significant number of transactions involving public companies and has extensive experience in preparing valuations and fairness opinions.

        UBS has represented to Tesma and the Special Committee that it is independent and qualified for purposes of Rule 61-501 and Policy Q-27. Based on the Special Committee's own investigation, including its assessment of information provided by UBS as to its qualifications and independence, the Special Committee is satisfied that UBS is independent and qualified to provide the Valuation and Fairness Opinion.

        UBS is a subsidiary of UBS AG. Neither UBS nor any of its affiliated entities (as such term is defined for the purposes of Rule 61-501 or Policy Q-27) is an associated or affiliated entity or issuer insider (as those terms are defined for the purposes of Rule 61-501 or Policy Q-27) of Tesma or Magna or any of their respective associates or affiliates. Neither UBS nor any of its affiliated entities has been engaged to act as an adviser to Magna in respect of the Arrangement, or in the past 24 months, to act as a lead or co-lead underwriter of a distribution of securities by Tesma or Magna or any of their respective associates or affiliates.

        UBS acted as a co-manager in Magna's senior unsecured zero-coupon notes offering of September 2004 and as soliciting dealer manager on the spin-off of MID in July 2003. In the past 24 months, none of UBS or any of its affiliated entities has otherwise had a material financial interest in a transaction involving Magna or Tesma. In the past 24 months, none of UBS or an affiliated entity of UBS was a lender to Magna or Tesma. To the knowledge of UBS, the roles referred to above are not related in any manner to its engagement in connection with the Arrangement and do not affect UBS' views as to its independence.

        In the past 24 months, UBS has not had a material involvement in an evaluation, appraisal or review of the financial condition of Magna or Tesma or an associated or affiliated entity of Magna or Tesma other than in connection with the Engagement Agreement.

        There are no understandings, agreements or commitments between UBS and any interested parties in the Arrangement, including Tesma, Magna or any of their respective associated or affiliated entities, with respect to any future business. UBS does not have a material financial interest in the completion of the Arrangement.

        UBS was instructed by the Special Committee to prepare a formal valuation of Tesma, and to provide an opinion as to the fairness, from a financial point of view, of the consideration offered under the Arrangement to the Shareholders other than Magna and its affiliates and associates.

Scope of Review and Assumptions and Limitations

        In preparing the Valuation and Fairness Opinion, UBS reviewed, among other things, publicly available information for each of Tesma and Magna, Tesma's current business plan, financial information and analysis, as well as corporate, industry and financial market information and data that UBS considered necessary or appropriate for the purpose of the Valuation and Fairness Opinion. UBS also held discussions with senior officers and management of each of Tesma and Magna. With the Special Committee's approval and as provided for in the Engagement Agreement, UBS relied upon the completeness and accuracy of all financial and other information that was obtained by UBS from public sources or that was provided to it by Tesma and its advisors and Magna (the "Information"). UBS has not attempted to independently verify the completeness or accuracy of the Information.

        The Valuation and Fairness Opinion are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the close of financial markets in Toronto, Canada on December 22, 2004 and the conditions and prospects, financial and otherwise, of Tesma as they were reflected in the Information reviewed by UBS. In its analyses and in preparing the Valuation and Fairness Opinion, UBS made numerous assumptions with respect to industry performance, general business, market and economic conditions, and other matters, many of which are beyond the control of UBS, Tesma or Magna.

        UBS believes that its analyses must be considered as a whole and that selecting portions of its analyses or other factors considered by UBS, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation and Fairness Opinion. The preparation of a valuation or fairness opinion is a complex process and is not necessarily susceptible to partial analyses or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. UBS' conclusion as to the fairness, from a financial point of view, of the consideration offered under the Arrangement was based on a review of the Arrangement taken as a whole, rather than on any particular element of the Arrangement, and the Valuation and Fairness Opinion should be read in its entirety.

        The information below provides a summary of certain key elements of the Valuation and Fairness Opinion. To fully understand the scope of the work undertaken and its limitations, and the basis of UBS' analysis, Shareholders are encouraged to read the Valuation and Fairness Opinion, attached as Exhibit F to this Circular, carefully and in its entirety.

Definition of Fair Market Value

        For purposes of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. UBS did not make any downward adjustments to its valuation of Tesma to reflect the liquidity of the Tesma Class A Subordinate Voting Shares, the effect of the

Arrangement or the fact that the Tesma Class A Subordinate Voting Shares held by Shareholders other than Magna and its affiliates and associates do not form part of a controlling interest.

Valuation Methodologies

        UBS valued the core business of Tesma (the entire business of Tesma excluding certain non-operating assets as described in the Valuation and Fairness Opinion) on a going-concern basis using a discounted cash flow approach and a precedent transactions approach.

        The discounted cash flow approach reflects the growth prospects and risks inherent in Tesma's business by taking into account the amount, timing and relative certainty of projected unlevered after-tax free cash flows expected to be generated by Tesma. This approach requires that certain assumptions be made regarding, among other things, future free cash flows, discount rates and terminal values. UBS also considered a precedent transactions analysis. This approach can provide a useful market-derived cross check to the range of values derived from the discounted cash flow approach and influence the overall value judgment.

        UBS reviewed the trading multiples of comparable public companies involved in the automotive parts industry from the perspective of whether a public market value analysis might imply values which exceed the values implied by the discounted cash flow or precedent transactions approaches. Based on this analysis, UBS concluded that public company multiples implied values that were generally below the values implied by the discounted cash flow and precedent transactions analyses. Given the foregoing and that public company values generally reflect minority discount values rather than "en bloc" values, UBS did not rely on this methodology.

        In addition to the value of Tesma's core business, UBS made certain adjustments in its valuation of certain non-operating assets, as described in the Valuation and Fairness Opinion, to arrive at its conclusion as to the value of the Tesma Class A Subordinate Voting Shares. Given that Tesma's fiscal 2004–2007 business plan was prepared using United States dollars and that Tesma reports its financial results in United States dollars, UBS calculated United States dollar values per Tesma Class A Subordinate Voting Share which were then converted to Canadian dollars per Tesma Class A Subordinate Voting Share at the applicable exchange rate. In its Valuation and Fairness Opinion, UBS indicates both the United States dollar and the Canadian dollar value ranges per Tesma Class A Subordinate Voting Share to provide readers with an indication of the impact of foreign currency translation to Canadian dollar values from United States dollar values.

Valuation Conclusion

        Based upon and subject to the analyses and assumptions set out in the Valuation and Fairness Opinion, UBS is of the opinion that, as of the close of financial markets in Toronto, Canada on December 22, 2004, the fair market value of the Tesma Class A Subordinate Voting Shares is in the range of $32.15 to $39.55 per share. At an exchange rate of Cdn$1.2413 to US$1.00 as of December 22, 2004, the fair market value of the Tesma Class A Subordinate Voting Shares is in the range of Cdn$39.90 to Cdn$49.10 per share.

Fairness Opinion

Comparison of the Offer Consideration to the Formal Valuation

        As of the close of financial markets in Toronto, Canada on December 22, 2004, assuming all Shareholders other than Magna and its affiliates and associates elect to receive Magna Class A Subordinate Voting Shares, such Shareholders would receive consideration under the Arrangement valued at $35.80 or Cdn$44.44 (based on the closing price of the Magna Class A Subordinate Voting Shares on the TSX on December 22, 2004 of Cdn$101.00). Accordingly, the consideration being offered under the Arrangement is within the range of fair market value of the Tesma Class A Subordinate Voting Shares as of the close of financial markets in Toronto, Canada on December 22, 2004, as determined by UBS.

Fairness Opinion Conclusion

        Based upon and subject to the analyses and assumptions set out in the Valuation and Fairness Opinion, UBS is of the opinion that, as of the close of financial markets in Toronto, Canada on December 22, 2004, the consideration offered under the Arrangement is fair, from a financial point of view, to the Shareholders other than Magna and its affiliates and associates.

Prior Valuation

        Tesma is not aware of any "prior valuations", as defined in Rule 61-501 or Policy Q-27, of Tesma or of its material assets or securities within the 24-month period preceding December 23, 2004.

Recommendation of the Tesma Board

        The Tesma Board met on December 2, 2004 to, among other things, consider the Arrangement and receive a status update from the Special Committee. On December 23, 2004, the Tesma Board met to receive the recommendations of the Special Committee and consider the Arrangement. The Tesma Board reviewed the terms of the Arrangement and, after due consideration, concluded that the consideration being offered to Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders other than Magna and its affiliates and associates, and that the Arrangement is in the best interests of Tesma and its shareholders. Accordingly, the Tesma Board unanimously approved the Arrangement and authorized the execution and delivery of the Arrangement Agreement (subject to such final changes thereto as may be authorized by the Chairman of the Special Committee) and the submission of the Arrangement to the Shareholders for their approval as required under applicable law. The Tesma Board unanimously passed a resolution recommending that all Shareholders (including the Minority Shareholders) vote in favour of the Arrangement Resolution. In arriving at its conclusions with respect to these matters, the Tesma Board considered, among other things, the unanimous favourable recommendation of the Special Committee and the factors considered by the Special Committee listed under "Magna's Reasons for the Arrangement" and "Tesma's Reasons for the Arrangement". The resolutions of the Tesma Board approving the Arrangement were passed unanimously by all directors voting thereon. Messrs. Gingl and Wolf, who are also directors and senior officers of Magna, and Mr. Galifi, who is also a senior officer of Magna, attended the meeting, but abstained from the consideration and approval of the Arrangement in view of their respective interests in the matter.

RECOMMENDATION TO SHAREHOLDERS
The Tesma Board unanimously recommends that all Shareholders
VOTE IN FAVOUR of the Arrangement Resolution.

Arrangement Agreement

        The Arrangement, which is being carried out pursuant to section 182 of the OBCA and which will result in Tesma becoming a wholly-owned subsidiary of Magna, will be effected in accordance with the Arrangement Agreement and the Plan of Arrangement.

        Under the Arrangement Agreement, Tesma has agreed to call the Meeting to seek the approval of its Shareholders for the Plan of Arrangement. The following discussion describes certain material provisions of the Arrangement Agreement and is subject to, and qualified in its entirety by reference to, the Arrangement Agreement, a copy of which is attached as Exhibit B to this Circular.

  Representations and Warranties

        The Arrangement Agreement contains a number of customary representations and warranties of Tesma and Magna relating to, among other things, corporate existence, corporate authority and enforceability, capital structure, no violation of organizational documents, material contracts and applicable laws, authorized and outstanding share capital, the absence of any material adverse effect, the absence of undisclosed liabilities, and compliance with continuous disclosure requirements under applicable securities laws. In addition, Tesma has represented and warranted to Magna with respect to, among other things, the receipt of the Valuation and Fairness Opinion from UBS, the determination of the Tesma Board as to the fairness of the Arrangement to Shareholders, excluding Magna and its subsidiaries, and the unanimous recommendation of the Tesma Board that Shareholders (including Minority Shareholders) vote in favour of the Arrangement Resolution.

        Other than (i) the representations and warranties of Tesma relating to the receipt of the Valuation and Fairness Opinion, the determination of the fairness of the Arrangement and the recommendation of the Tesma Board, (ii) the representation and warranty of Magna relating to the valid issuance and the resale of the Magna Class A Subordinate Voting Shares issuable in connection with the transactions contemplated by the Arrangement Agreement, and (iii) the representation and warranty of both Tesma and Magna relating to the absence of a material adverse effect, each representation and warranty of Tesma and Magna in the Arrangement Agreement is deemed to be true and correct unless the inaccuracy would have a material adverse effect on the relevant company, its business or the completion of the Arrangement. All representations and warranties contained in the Arrangement Agreement and in all certificates delivered pursuant to the Arrangement Agreement will terminate on the earlier of the Effective Time or the termination of the Arrangement Agreement in accordance with its terms.

  Covenants

        Subject to the provisions of the Arrangement Agreement, Tesma and Magna have agreed to complete the Arrangement in accordance with the terms of the Plan of Arrangement. The Arrangement Agreement contains covenants of Tesma relating to, among other things, the conduct of Tesma's business in all material respects in the ordinary course of business, consistent with past practice or in accordance with Tesma's business plan, the provision of notice to Magna of certain events and other information relating to the Arrangement, and the solicitation by Magna of proxies on behalf of management of Tesma in respect of the Arrangement Resolution.

        The Arrangement Agreement also contains covenants of Magna relating to, among other things, the payment of the reasonable and documented fees and expenses of UBS in respect of the Valuation and Fairness Opinion, the listing of the Magna Class A Subordinate Voting Shares issuable in connection with the Arrangement, the provision of notice to Tesma of certain events, and the vote by Magna (and its subsidiaries) of any shares of Tesma held by Magna and its subsidiaries in favour of the Arrangement.

  Conditions

        The obligation of each party to complete the Arrangement in accordance with the Arrangement Agreement is subject to the satisfaction, or waiver by that party, on or before the Effective Time, of certain specified conditions that are typical for a transaction of this nature, including:

  •
  the representations and warranties of the other party being true and correct at the Effective Time;

  •
  the other party having in all material respects complied with and performed its covenants and obligations under the Arrangement Agreement at or prior to the Effective Time;

  •
  no material adverse effect having occurred in respect of the other party;

  •
  the Arrangement Resolution having been approved by the Shareholders;

  •
  the Interim Order and Final Order having been obtained on terms consistent with the Arrangement;

  •
  the Arrangement Agreement not having been terminated;

  •
  all regulatory approvals having been obtained; and

  •
  the Magna Class A Subordinate Voting Shares issuable pursuant to the Arrangement having been conditionally approved for listing on the TSX and NYSE and being freely tradeable.

        The obligation of Magna to complete the Arrangement is subject to the further condition that Shareholders representing 5% or more of the number of Tesma Class A Subordinate Voting Shares outstanding on the date of the Arrangement Agreement will not have exercised Dissent Rights that have not been withdrawn.

  Effective Time

        Assuming all conditions precedent to the completion of the Arrangement, as set out in the Arrangement Agreement, have been either satisfied or waived by the party entitled to the benefit of such conditions precedent, the Arrangement will be effective at 12:01 a.m. (Toronto time) on the Effective Date, which is expected to be February 6, 2005.

  Expenses

        Magna has agreed to pay the reasonable and documented fees and expenses incurred by Tesma in respect of the Valuation and Fairness Opinion and in respect of the solicitation of proxies at Magna's direction. Each of Tesma and Magna is otherwise required to bear and pay all other costs, expenses and fees incurred by it in connection with the transactions contemplated by the Arrangement Agreement; provided, however, that if Tesma is not in default of its obligations under the Arrangement Agreement and (unless the Arrangement Agreement has been terminated by Magna if the Tesma Board withdraws its recommendation of the Arrangement or by Tesma because Magna is in default of its obligations under the Arrangement Agreement in any material respect) Tesma submits the Arrangement Resolution to Shareholders for their consideration in accordance with the Interim Order, Magna will also reimburse Tesma for all reasonable and documented out-of-pocket costs reasonably incurred by Tesma in connection with the transactions contemplated by the Arrangement Agreement up to a maximum of Cdn$2,000,000.

  Termination

        If any closing condition in favour of either party to the Arrangement Agreement is not satisfied or waived by it at or before the Effective Time, that party may, by notice to the other party, terminate the Arrangement Agreement and, except as otherwise provided, the obligations of the parties under the Arrangement Agreement. The parties may also terminate the Arrangement Agreement by mutual agreement prior to the Effective Time, whether before or after the Meeting (and without further action on the part of the Shareholders if terminated after the Meeting).

        Magna may terminate the Arrangement Agreement if the Tesma Board withdraws or modifies, in a manner adverse to Magna, its approval or recommendation of the Arrangement, the Arrangement Agreement or the transactions contemplated thereby, or fails to reaffirm its approval or recommendation within three Business Days of a written request by Magna to do so.

        If the Effective Date has not occurred on or prior to April 30, 2005 or any later date mutually agreed to by Magna and Tesma (the "Outside Date"), then unless otherwise agreed in writing, either party may terminate the Arrangement Agreement. A party may not exercise this termination right if any action of that party, or the failure of that party to perform any of its obligations under the Arrangement Agreement required to be performed at or prior to the Effective Time, has resulted in the conditions in favour of Tesma or Magna (as applicable) not having been satisfied before the Outside Date.

  Remedies

        Neither Tesma nor Magna has any right to recover damages for any losses suffered or incurred as a result of the breach of any covenant, representation, warranty or other provision of the Arrangement Agreement or the Plan of Arrangement and, in the event of any such breach or threatened breach, the other party will be entitled only to seek temporary or permanent injunctive relief for the specific performance of the terms of the Arrangement Agreement and the Plan of Arrangement and will not be entitled to any other rights or remedies at law, in equity or otherwise.

Directors and Officers Insurance

        Magna has agreed, from the Effective Time until July 31, 2005, to maintain its existing directors and officers liability insurance coverage for the benefit of the directors and officers of Magna and its subsidiaries, including the current directors and officers of Tesma in respect of their activities up to the Effective Time. For the period from August 1, 2005 to July 31, 2006, Magna has agreed to use all reasonable efforts to renew such directors and officers liability insurance coverage on a comparable basis or on a basis consistent in terms of risks insured and policy limits with general industry practices at the time of such renewal, to the extent that the annual cost of obtaining such renewal insurance does not exceed 200% of the current annual cost of Magna's existing directors and officers liability insurance coverage. Thereafter, until the sixth anniversary of the Effective Date, Magna may maintain, modify or discontinue such insurance in such manner as may be approved by a majority of its outside directors, in which case any such renewal insurance policy in effect during such period will continue (to the extent available) to benefit the current outside directors of Tesma in respect of their activities up to the Effective Time on the same basis as the outside directors of Magna.

Indemnification

        To the extent permitted by applicable laws, for a period of six years from the Effective Time, Magna has agreed to indemnify the directors of Tesma for any liability incurred by them as a result of the performance of their obligations under the Arrangement Agreement to the extent such liability is not already covered by any directors and officers liability insurance policy or under the articles and by-laws of Tesma or any indemnity agreements entered into between Tesma and such directors or officers, all of which will continue in force in accordance with their terms.

Terms of the Plan of Arrangement

        The following summary of the Plan of Arrangement is subject to, and qualified in its entirety by reference to, the Plan of Arrangement, the form of which is attached as Exhibit C to this Circular.

  Share Consideration

        Each Share Consideration Share held by a Tendering Shareholder will be transferred to Magna Subco in exchange for a fraction of a Magna Class A Subordinate Voting Share equal to the Exchange Ratio. Each Share Consideration Share held by an Amalgamating Shareholder will be converted on the Amalgamation into one Amalco Special Share, each of which will be exchanged, as part of the Arrangement, for a fraction of a Magna Class A Subordinate Voting Share equal to the Exchange Ratio.

  Cash Election Consideration

        A Tendering Shareholder may elect to transfer all or a portion of its Tesma Class A Subordinate Voting Shares to Magna Subco in exchange for a cash amount per Tesma Class A Subordinate Voting Share equal to the Exchange Ratio multiplied by the Average Market Price. An Amalgamating Shareholder may elect to have all or a portion of its Tesma Class A Subordinate Voting Shares converted on the Amalgamation on a one-for-one basis into Amalco Redeemable Preferred Shares, each of which will be redeemed, as part of the Arrangement, for a cash amount equal to the Exchange Ratio multiplied by the Average Market Price.

        The aggregate Cash Elected Consideration receivable by all Shareholders who make a Cash Election cannot exceed Cdn$350 million. If the aggregate Cash Elected Consideration exceeds Cdn$350 million, the number of Cash Consideration Elected Shares that any Shareholder will be deemed to hold will be the number (rounded down to the nearest whole number) equal to the product of (i) the number of Cash Consideration Elected Shares of such Shareholder as set out in such holder's Letter of Transmittal, and (ii) a fraction, the numerator of which is Cdn$350 million and the denominator of which is the Cash Elected Consideration multiplied by the total number of Cash Consideration Elected Shares for which Shareholders have made Cash Elections in the Letters of Transmittal.

        The Tesma Class A Subordinate Voting Shares of any Shareholder that are not, or are deemed not to be, Cash Consideration Elected Shares will be deemed to be Share Consideration Shares.

        The Cash Election will be carried out, subject to the foregoing adjustment, on the basis specified by the Shareholder in its completed Letter of Transmittal. Any Tendering Shareholder or Amalgamating Shareholder who, in respect of any Tesma Class A Subordinate Voting Shares held by such Shareholder (i) does not deposit with the Depositary a duly completed Letter of Transmittal prior to 11:00 a.m. on Friday, January 28, 2005, or (ii) fails to complete the Letter of Transmittal making a Cash Election, will be deemed NOT to have made a Cash

Election in respect of such Tesma Class A Subordinate Voting Shares and will be entitled to receive only the Share Consideration as consideration for each of such Shareholder's Tesma Class A Subordinate Voting Shares.

Fractional Shares

        Fractional Magna Class A Subordinate Voting Shares will not be issued or delivered in connection with the Arrangement. Where a Shareholder is to receive Share Consideration and the aggregate number of Magna Class A Subordinate Voting Shares to be issued or delivered to such Shareholder would otherwise result in a fraction of a Magna Class A Subordinate Voting Share being issued or delivered, such Shareholder will receive, in lieu of such fractional share, a cash payment equal to the fraction of a Magna Class A Subordinate Voting Share otherwise issuable or deliverable multiplied by the Average Market Price.

Tesma Options

        As at December 31, 2004, there were Tesma Options outstanding to acquire an aggregate of 1,461,450 Tesma Class A Subordinate Voting Shares. As of December 31, 2004, holders representing approximately 70% of such Tesma Options indicated that they intend to elect to exchange their Tesma Options at the Effective Time for Magna Replacement Options to purchase that number of Magna Class A Subordinate Voting Shares (rounded down to the nearest whole number) that is equal to the Exchange Ratio multiplied by the number of Tesma Class A Subordinate Voting Shares issuable upon the exercise of Tesma Options if such options were exercisable and exercised immediately prior to the Effective Time. It is expected that all directors, officers and employees of Tesma will elect to exchange their Tesma Options for Magna Replacement Options prior to the Effective Time. Each such Magna Replacement Option will provide for an exercise price per Magna Class A Subordinate Voting Share equal to the exercise price per Tesma Class A Subordinate Voting Share of the corresponding Tesma Exchange Elected Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest cent). Otherwise, the term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Magna Replacement Option will be the same as the terms and conditions of such Tesma Exchange Elected Option and any document or agreement previously evidencing such Tesma Exchange Elected Option will evidence and be deemed to evidence such Magna Replacement Option.

        Each Tesma Continuing Option outstanding at the Effective Time will remain outstanding in accordance with its terms and the adjustment provisions in the Tesma Continuing Options will thereafter apply. For the purposes of such adjustment provisions as they relate to the Arrangement, each Tesma Continuing Option will thereafter entitle the optionholder to purchase from Amalco (as successor to Tesma following the Amalgamation), in lieu of the number of Tesma Class A Subordinate Voting Shares the optionholder was entitled to purchase upon the exercise of such Tesma Continuing Option, but for the same aggregate consideration and on the same terms, the aggregate number (with such adjustment provisions continuing to apply) of Magna Class A Subordinate Voting Shares that the optionholder would have been entitled to receive as a result of the Arrangement if, immediately before the Effective Time, such optionholder had been the registered holder of the number of Tesma Class A Subordinate Voting Shares to which such optionholder would have been entitled upon exercise of such Tesma Continuing Option if all vesting and other requirements for exercise were then met and those Tesma Class A Subordinate Voting Shares were all Share Consideration Shares.

Letter of Transmittal

        A Letter of Transmittal (printed on yellow paper) is enclosed with this Circular for use by Shareholders for the purpose of (i) the surrender of Share Certificates and (ii) the Cash Election. The details for the surrender of Share Certificates to the Depositary, the addresses of the Depositary and the instructions for making a Cash Election, are set out in the Letter of Transmittal. Provided that a Shareholder has delivered and surrendered to the Depositary all Share Certificates, together with a Letter of Transmittal duly completed and executed in accordance with the instructions on such Letter of Transmittal, and such additional documents, instruments and payments as the Depositary may reasonably require, such Shareholder will be entitled to receive, and Magna and Magna Subco will cause the Depositary to deliver, (i) a cheque in Canadian currency representing the cash payment required to be made pursuant to the Arrangement (either directly, in the case of a Tendering

Shareholder, or in respect of the proceeds of the redemption of Amalco Redeemable Preferred Shares, in the case of an Amalgamating Shareholder) and/or (ii) a certificate representing the number of Magna Class A Subordinate Voting Shares issuable or deliverable pursuant to the Arrangement (either directly, in the case of a Tendering Shareholder, or in respect of the exchange of Amalco Special Shares, in the case of an Amalgamating Shareholder).

        Any Tendering Shareholder or Amalgamating Shareholder who, in respect of any Tesma Class A Subordinate Voting Shares held by such Shareholder (i) does not deposit with the Depositary a duly completed Letter of Transmittal together with the Share Certificates prior to 11:00 a.m. on Friday, January 28, 2005, or (ii) fails to complete the Letter of Transmittal making a Cash Election, will be deemed NOT to have made a Cash Election in respect of any such Tesma Class A Subordinate Voting Shares and will be entitled to receive only the Share Consideration as consideration for each of such Shareholder's Tesma Class A Subordinate Voting Shares.

United States Backup Withholding

        To prevent United States backup withholding tax, each United States Holder (or other United States payee) must provide the Depositary with such United States Holder's (or other such payee's) correct taxpayer identification number and certify that such United Sates Holder (or other such payee) is not subject to backup withholding by completing Substitute Form W-9 included in the Letter of Transmittal or, if applicable, an appropriate Form W-8 which can be obtained from the Depositary, or provide another adequate basis for an exemption from backup withholding. See "Certain U.S. Federal Income Tax Considerations".

Lost Certificates

        A Shareholder who has lost or misplaced its Share Certificates should complete the Letter of Transmittal as fully as possible and forward it, together with a letter explaining the loss or misplacement, to the Depositary. The Depositary will assist in making arrangements for the necessary affidavit (which may include a bonding requirement) for payment of the Share Consideration or the Cash Elected Consideration, as applicable, in accordance with the Arrangement.

Payment and Delivery of Share Consideration

        At or prior to the Effective Time, Magna will deposit with the Depositary, for the benefit of the Shareholders who are to receive the Share Consideration (either directly, in the case of Tendering Shareholders, or by way of an Amalco Special Share, in the case of Amalgamating Shareholders), certificates representing the whole number of Magna Class A Subordinate Voting Shares to be received by each such Shareholder pursuant to the Arrangement.

        At the Effective Time, the register for Tesma Class A Subordinate Voting Shares will be closed and registered holders of Share Consideration Shares will be deemed to be the holders of the Magna Class A Subordinate Voting Shares to which they are entitled under the Arrangement. In order to receive certificates representing the Share Consideration, a Shareholder must surrender to the Depositary the Share Certificates that, under the Arrangement, were (i) transferred to Magna Subco in exchange for Magna Class A Subordinate Voting Shares (in the case of a Tendering Shareholder), or (ii) converted into Amalco Special Shares (in the case of an Amalgamating Shareholder), together with a duly completed Letter of Transmittal and such additional documents, instruments and payments as the Depositary may reasonably require including, where applicable, a Notice of Guaranteed Delivery. Upon the surrender to the Depositary of such Share Certificates, Letter of Transmittal and additional documents (if any), the Shareholder will be entitled to receive, and Magna Subco or Amalco, as the case may be, will cause the Depositary either:

  (i)
  to forward or cause to be forwarded by first class mail (postage prepaid) to the Shareholder at the address specified in the Letter of Transmittal; or

  (ii)
  if requested by the Shareholder in the Letter of Transmittal, to make available at the Depositary for pick-up by the Shareholder,

a certificate representing the number of Magna Class A Subordinate Voting Shares issuable or deliverable to such Shareholder.

Payment and Delivery of Cash Elected Consideration

        At or prior to the Effective Time, (a) Magna Subco will deposit with the Depositary for the benefit of Tendering Shareholders and Amalgamating Shareholders who, in each case, elected to receive the Cash Elected Consideration (either directly, in the case of Tendering Shareholders, or by way of an Amalco Redeemable Preferred Share, in the case of Amalgamating Shareholders) and (b) Magna Subco and Magna will deposit with the Depositary for the benefit of Tendering Shareholders and Amalgamating Shareholders, respectively, entitled to receive, in lieu of a fraction of a Magna Class A Subordinate Voting Share, a cash payment equal to the fraction of a Magna Class A Subordinate Voting Share otherwise issuable or deliverable multiplied by the Average Market Price, sufficient funds for these purposes by bank transfer or other means satisfactory to the Depositary.

        In order to receive the Cash Elected Consideration, a Shareholder must surrender to the Depositary the Share Certificates, the Letter of Transmittal duly completed and executed in accordance with the Cash Election and other instructions on such form and such additional documents as the Depositary may reasonably require. Upon the surrender to the Depositary of such Share Certificates, Letter of Transmittal and additional documents (if any), the Shareholder will be entitled to receive, and Magna Subco or Amalco, as the case may be, will cause the Depositary either:

  (i)
  to forward or cause to be forwarded by first class mail (postage prepaid) to the Shareholder at the address specified in the Letter of Transmittal; or

  (ii)
  if requested by the Shareholder in the Letter of Transmittal, to make available at the Depositary for pick-up by the Shareholder,

a cheque in Canadian currency representing the payment required to be made to such Shareholder pursuant to the Arrangement. Under no circumstances will interest be paid to any Shareholder on any payment to be made regardless of any delay in making such payment.

Delivery Requirements

        The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at the option and risk of the Shareholder surrendering them. The Corporation recommends that such documents be delivered by hand to the Depositary, at the office noted in the Letters of Transmittal, and a receipt obtained therefor or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. Shareholders holding Tesma Class A Subordinate Voting Shares which are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or trustee or administrator of a self-administered RRSP, RRIF, RESP or similar plan) must contact such intermediary to arrange for the surrender of their Share Certificates.

Shareholder Approvals Required

        The Interim Order provides that, for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without amendment, by:

  (a)
  66 2/3% of the votes cast by Shareholders, voting separately as a class at the Meeting in person or by proxy;

  (b)
  a simple majority of the votes cast by Minority Shareholders voting at the Meeting in person or by proxy; and

  (c)
  a written resolution of all holders of Tesma Class B Shares, voting separately as a class.

        Magna (together with its affiliates) currently holds all the outstanding Tesma Class B Shares and 29,548 Tesma Class A Subordinate Voting Shares (which represent approximately 0.16% of the Tesma Class A Subordinate Voting Shares outstanding). Magna has advised the Corporation that it will vote, or cause to be voted, all such Tesma Class B Shares and Tesma Class A Subordinate Voting Shares in favour of the Arrangement Resolution. Magna has also advised the Corporation that, prior to the Meeting, it will convert such number of Tesma Class B Shares held by it into Tesma Class A Subordinate Voting Shares to achieve the result that, if the Arrangement Resolution is approved by the majority of votes cast by Minority Shareholders, it will also be approved by at least 66 2/3% of the votes cast by Shareholders, voting separately as a class.

Court Approval of the Arrangement and Completion of the Arrangement

        An arrangement under the OBCA requires Court approval. Prior to the mailing of this Circular, Tesma obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. A copy of each of the Interim Order and the Notice of Application for the Final Order is attached as Exhibit D and Exhibit E, respectively, to this Circular.

        Subject to the approval of the Arrangement Resolution by the Shareholders at the Meeting, the hearing in respect of the Final Order is expected to take place on or about February 3, 2005 at 10:00 a.m. (Toronto time) at the Court located at 393 University Avenue, Toronto, Ontario.

        Any Shareholder who wishes to appear or be represented and to present evidence or arguments at the hearing in respect of the Final Order must serve and file a notice of appearance, as described in the Notice of Application for the Final Order, and satisfy any other requirements of the Court. In making its determination, the Court will consider, among other things, the fairness of the Arrangement. The Court may approve the Arrangement in any manner that the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

        Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived, it is anticipated that the Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

        The Final Order will constitute the basis for an exemption from the registration requirements of the 1933 Act, pursuant to section 3(a)(10) of the 1933 Act, with respect to the Magna Class A Subordinate Voting Shares to be issued pursuant to the Arrangement and upon the exercise of Magna Replacement Options and Tesma Continuing Options. Prior to the hearing on the Final Order, the Court will be informed of such effect of the Final Order.

Stock Exchange Listings

        Magna Class A Subordinate Voting Shares are listed on the TSX and the NYSE. Magna has filed applications with the TSX and the NYSE to list the Magna Class A Subordinate Voting Shares to be issued in connection with the Arrangement and upon the exercise of Magna Replacement Options and Tesma Continuing Options. The TSX has conditionally approved the listing of Magna Class A Subordinate Voting Shares, subject to the satisfaction of the customary requirements of the TSX. NYSE conditional listing approval is pending. The Tesma Class A Subordinate Voting Shares will be delisted from the TSX and NASDAQ after the Effective Time.

Resale of Magna Class A Subordinate Voting Shares Received in the Arrangement

        Magna has applied for orders from applicable securities regulatory authorities in Canada to exempt, where required, the issuance of Magna Class A Subordinate Voting Shares in connection with the Arrangement, and the issuance of Magna Class A Subordinate Voting Shares from time to time upon the exercise of Magna Replacement Options and Tesma Continuing Options, from the prospectus and registration requirements of applicable Canadian securities legislation and to permit the resale of the Magna Class A Subordinate Voting Shares without restriction by persons other than "control persons", subject to customary conditions to such orders, including that no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of any such resale and that no extraordinary commission or consideration is paid in respect of any such resale. The completion of the Arrangement is conditioned, among other things, upon the receipt of such orders.

        Any offer to resell or resale of Magna Class A Subordinate Voting Shares received under the Arrangement in the United States by persons who, immediately prior to the Arrangement, were "affiliates" of Magna or Tesma, or who, after the Arrangement, will be affiliates of Magna, are subject to restrictions under the 1933 Act. Persons who may be deemed "affiliates" of an issuer generally include individuals or entities that directly, or indirectly through one or more subsidiaries, control, are controlled by, or are under common control with, the issuer, and generally include executive officers, directors and principal shareholders of the issuer. Shareholders should consult their legal advisors with respect to any resale restrictions applicable to them.

Legal Aspects

        The Arrangement is a "business combination" under Rule 61-501 and a "going private transaction" under Policy Q-27. Rule 61-501 and Policy Q-27 contain minority approval and valuation requirements for these types of transactions. The Arrangement is considered a "business combination" under Rule 61-501 and a "going private transaction" under Policy Q-27 because it involves an arrangement of the Corporation that would result in Magna owning all the equity securities of the Corporation. Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction, respectively, is required to obtain a formal valuation of the affected securities from a qualified and independent valuator and to provide the holders of the affected securities with a summary of such valuation. See "Information Regarding the Arrangement — Independent Valuation and Fairness Opinion" and see Exhibit F for a copy of the Valuation and Fairness Opinion. Rule 61-501 and Policy Q-27 also require that, in addition to any other required securityholder approval, in order to complete a business combination or a going private transaction, respectively, the approval of a simple majority of the votes cast by "minority" shareholders of each class of affected securities, voting separately as a class, must be obtained. In relation to the Arrangement, the "minority" shareholders of Tesma are all Shareholders other than (i) Magna, Magna Subco, Decoma and Intier and their respective directors and senior officers, (ii) any other related party of Magna, Magna Subco, Decoma or Intier within the meaning of Rule 61-501 and Policy Q-27, subject to the exceptions set out therein, (iii) the Tesma DPSPs and (iv) any person acting jointly or in concert with any of the foregoing other than the Tesma DPSPs.

Right of Dissent

        The following is only a summary of the Dissenting Shareholder provisions of the Interim Order, the OBCA and the Plan of Arrangement, which are technical and complex. A copy of the Interim Order is attached as Exhibit D to this Circular and a copy of section 185 of the OBCA is attached as Exhibit G to this Circular. It is recommended that any Shareholder wishing to exercise a Dissent Right seek legal advice as the failure to comply strictly with the provisions of the Interim Order, the Circular, the OBCA (as modified by the Interim Order) and the Plan of Arrangement may result in the loss or unavailability of the right of dissent.

        Pursuant to the Interim Order, registered Shareholders have the right to dissent from the Arrangement Resolution in the manner provided in section 185 of the OBCA, as modified by the Interim Order, with respect to the timing for providing a written objection to the Arrangement Resolution and the Plan of Arrangement. Section 185 of the OBCA is reprinted in its entirety as Exhibit G to this Circular. The following summary is qualified in its entirety by the provisions of section 185 of the OBCA, as modified by the Interim Order, the Interim Order and the Plan of Arrangement.

        A Dissenting Shareholder will be entitled, in the event the Arrangement becomes effective, to be paid by the Corporation (or its successor by way of amalgamation) the fair value of the Tesma Class A Subordinate Voting Shares held by such Dissenting Shareholder determined as at the close of business on the day before the Arrangement Resolution is adopted. There can be no assurance that such fair value will be greater than or equivalent to the consideration offered to Shareholders under the Arrangement.

        A Shareholder may only exercise the Dissent Right with respect to all Tesma Class A Subordinate Voting Shares held by the Shareholder on behalf of any one beneficial owner and registered in the Shareholder's name. As a consequence, a Shareholder may only exercise the right to dissent in respect of the Tesma Class A Subordinate Voting Shares that are registered in that Shareholder's name. In many cases, Tesma Class A Subordinate Voting Shares beneficially owned by a Non-Registered Holder are registered either: (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Tesma Class A Subordinate Voting Shares (such as, among others, banks, trust companies, securities dealers or brokers, or trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS) of which an Intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent directly (unless the Tesma Class A Subordinate Voting Shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the Intermediary with whom the Non-Registered Holder deals in respect of its Tesma Class A Subordinate Voting Shares and either:

  (i)
  instruct the Intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the Tesma Class A Subordinate Voting Shares are registered in the name of CDS or other clearing agency, would require that the Tesma Class A Subordinate Voting Shares first be re-registered in the name of the Intermediary); or

  (ii)
  instruct the Intermediary to request that the Tesma Class A Subordinate Voting Shares be registered in the name of the Non-Registered Holder, in which case such holder would have to exercise the right to dissent directly (that is, the Intermediary would not be exercising the right of dissent on such holder's behalf).

        A registered Shareholder who wishes to dissent in respect of the Arrangement Resolution must provide a written objection to the Arrangement Resolution (a "Dissent Notice") to Tesma International Inc., 1000 Tesma Way, Concord, Ontario, Canada L4K 5R8, Attention: Secretary, facsimile number 905-417-2170 prior to 5:00 p.m. (Toronto time) on the Business Day immediately preceding the Meeting (or any adjournment or postponement thereof). The filing of a Dissent Notice does not deprive a registered Shareholder of the right to vote at the Meeting; however, a registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to the Tesma Class A Subordinate Voting Shares voted in favour of the Arrangement Resolution. A vote against the Arrangement Resolution or an abstention will not constitute a Dissent Notice, but a registered Shareholder need not vote its Tesma Class A Subordinate Voting Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice; however, any proxy granted by a registered Shareholder who intends to dissent, other than a proxy that instructs the proxy holder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxy holder from voting such Tesma Class A Subordinate Voting Shares in favour of the Arrangement Resolution and thereby causing the registered Shareholder to forfeit such Shareholder's right to dissent.

        The Corporation is required, within 10 days after the adoption of the Arrangement Resolution, to notify each Dissenting Shareholder that the Arrangement Resolution has been adopted, but such notice is not required to be sent to any Shareholder who voted for the Arrangement Resolution or who has withdrawn such Shareholder's Dissent Notice.

        A Dissenting Shareholder must, within 20 days after receipt of notice that the Arrangement Resolution has been adopted or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been adopted, send to the Corporation a written notice (a "Payment Demand") containing the Dissenting Shareholder's name and address, the number of Tesma Class A Subordinate Voting Shares in respect of which the Dissenting Shareholder dissented, and a demand for payment of the fair value of such Tesma Class A Subordinate Voting Shares. Within 30 days after a Payment Demand, the Dissenting Shareholder must send to the Corporation's transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, Attention: Client Services, Stock Transfer Department, the Share Certificates representing the Tesma Class A Subordinate Voting Shares in respect of which the Dissenting Shareholder has dissented. A Dissenting Shareholder who fails to send the Share Certificates representing the Tesma Class A Subordinate Voting Shares in respect of which the Dissenting Shareholder has dissented forfeits such Dissenting Shareholder's right to dissent. The Corporation or its transfer agent will endorse on Share Certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder and will forthwith return the Share Certificates to the Dissenting Shareholder.

        Upon filing a Dissent Notice that is not withdrawn prior to the termination of the Meeting, provided that the Final Order is granted and not appealed or, if appealed, then withdrawn or denied, and the Arrangement becomes effective, a Dissenting Shareholder will cease to have any rights as a Shareholder, other than the right to be paid the fair value of its Tesma Class A Subordinate Voting Shares, unless:

  (i)
  the Dissenting Shareholder withdraws the Payment Demand before the Corporation makes a written offer to pay (the "Offer to Pay");

  (ii)
  the Corporation fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws its Payment Demand; or

  (iii)
  the directors of the Corporation revoke the Arrangement Resolution,

in all of which cases the Dissenting Shareholder's rights as a Shareholder will be reinstated and, if the Arrangement becomes effective, such Dissenting Shareholder's Tesma Class A Subordinate Voting Shares will be subject to the Arrangement and will be deemed to be Share Consideration Shares.

        In addition, pursuant to the Plan of Arrangement, registered Shareholders who duly exercise their Dissent Right and who: (i) are ultimately determined to be entitled to be paid fair value for their Tesma Class A Subordinate Voting Shares will be deemed to have transferred their Tesma Class A Subordinate Voting Shares to the Corporation as at the Effective Time of the Arrangement; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Tesma Class A Subordinate Voting Shares, will be deemed to have participated in the Arrangement on the same basis as any non-dissenting Tendering Shareholder who did not make a Cash Election and will receive Share Consideration on the basis determined in accordance with the Plan of Arrangement.

        The Corporation is required, not later than seven days after the later of the Effective Date or the date on which the Corporation received the Payment Demand of a Dissenting Shareholder, to send to each Dissenting Shareholder who has sent a Payment Demand to it, an Offer to Pay for its Tesma Class A Subordinate Voting Shares in an amount considered by the Tesma Board to be the fair value thereof, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. The amount specified in the Offer to Pay which has been accepted by a Dissenting Shareholder will be paid by the Corporation within 10 days after the acceptance by the Dissenting Shareholder of the Offer to Pay, but any such Offer to Pay lapses if the Corporation does not receive an acceptance thereof within 30 days after the Offer to Pay has been made.

        If the Corporation fails to make an Offer to Pay or if a Dissenting Shareholder fails to accept an offer that has been made, the Corporation may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix a fair value for the Tesma Class A Subordinate Voting Shares of Dissenting Shareholders. If the Corporation fails to apply to the Court, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

        Upon an application to the Court, all Dissenting Shareholders whose Tesma Class A Subordinate Voting Shares have not been purchased by the Corporation will be joined as parties and bound by the decision of the Court, and the Corporation will be required to notify each affected Dissenting Shareholder of the date, place and consequences of the application and of the Dissenting Shareholder's right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Tesma Class A Subordinate Voting Shares of all Dissenting Shareholders. The final order of a Court will be rendered against the Corporation in favour of each Dissenting Shareholder and for the amount of the fair value of such Dissenting Shareholder's Tesma Class A Subordinate Voting Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date until the date of payment.

If the Arrangement is not Implemented

        If the Arrangement is not implemented, Tesma will continue to operate as a publicly traded subsidiary of Magna. If the Arrangement is not completed, the Letter of Transmittal completed by a Shareholder will be of no effect and the Depositary will return all surrendered Share Certificates to the holders thereof as soon as practicable.

Expenses of the Arrangement

        The Corporation is required to pay all costs, expenses and fees in connection with the Arrangement subject to Magna's reimbursement obligation described under "Arrangement Agreement — Expenses". The total amount of such costs, expenses and fees is expected to be approximately Cdn$1.75 million. Magna has agreed to pay, in any event, the reasonable and documented fees and expenses incurred by Tesma in respect of the Valuation and Fairness Opinion and in respect of the solicitation of proxies at Magna's direction.

Certain Canadian Federal Income Tax Considerations

        In the opinion of Torys LLP, counsel to the Corporation, the following summary fairly presents the principal Canadian federal income tax consequences under the ITA of the Arrangement generally applicable to Shareholders who, for the purposes of the ITA and at all relevant times, hold their Tesma Class A Subordinate Voting Shares and will hold their Magna Class A Subordinate Voting Shares, Amalco Special Shares or Amalco Redeemable Preferred Shares, as the case may be, as capital property and deal at arm's length, and are not affiliated, with the Corporation, Magna, Magna Subco and Amalco ("Holders"). Such shares generally will constitute capital property to a Holder unless the Holder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Holders whose shares might not otherwise qualify as capital property may be entitled, in certain circumstances, to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the ITA.

        This summary is based on the current provisions of the ITA and the regulations issued thereunder (the "Regulations") and on counsel's understanding of the current published administrative practices of the CRA. This summary takes into account all specific proposals to amend the ITA and the Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"), but does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action, or changes in administrative practices of the CRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or any non-Canadian jurisdiction.

        The ITA contains certain provisions relating to securities held by certain financial institutions (the "mark to market rules"). This summary does not take into account the mark to market rules and Holders that are financial institutions for the purpose of those rules should consult their own tax advisors.

        The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Accordingly, Holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

        The following portion of the summary applies to a Holder who is or is deemed to be a resident of Canada for the purposes of the ITA (a "Canadian Holder").

Disposition of Tesma Class A Subordinate Voting Shares on Arrangement by Tendering Shareholder

        A Canadian Holder who is a Tendering Shareholder will be considered to have disposed of its Tesma Class A Subordinate Voting Shares for proceeds of disposition equal to the aggregate of the amount of any cash received on the exchange and the fair market value at that time of the Magna Class A Subordinate Voting Shares received on the exchange. The Canadian Holder will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) such Canadian Holder's adjusted cost base of the Tesma Class A Subordinate Voting Shares immediately before the exchange. The income tax treatment of such gain or loss is discussed below. The cost to the Canadian Holder of the Magna Class A Subordinate Voting Shares received on the exchange will be the fair market value of such Magna Class A Subordinate Voting Shares at the time of the exchange, to be averaged, for the purpose of computing such Canadian Holder's adjusted cost base, with the adjusted cost base of any other Magna Class A Subordinate Voting Shares held by such Canadian Holder at that time as capital property. Tendering Shareholders (being Shareholders who have identified themselves as being non-residents of Canada or exempt from tax under Part I of the ITA) would generally not be subject to Canadian income tax on any such gain.

Disposition of Tesma Class A Subordinate Voting Shares on Arrangement by Amalgamating Shareholder

        A Canadian Holder who receives Amalco Special Shares or Amalco Redeemable Preferred Shares, as the case may be, on the Amalgamation will realize neither a capital gain nor a capital loss on the Amalgamation. The Canadian Holder will be considered to have disposed of its Tesma Class A Subordinate Voting Shares for proceeds of disposition equal to the adjusted cost base to the Canadian Holder immediately before the Amalgamation and to have acquired Amalco Special Shares or Amalco Redeemable Preferred Shares, as the case may be, at an aggregate cost equal to those proceeds of disposition. Where both Amalco Special Shares and Amalco Redeemable Preferred Shares are received, the cost of the shares of each class received will be determined by allocating the aggregate proceeds of disposition between the shares of each class received in proportion to their relative fair market values. See the following discussion of income tax consequences to the Canadian Holder on the redemption of the Canadian Holder's Amalco Redeemable Preferred Shares.

Disposition of Amalco Special Shares

        Except where the Canadian Holder (in its income tax return for the taxation year that includes the Effective Time) includes in its income any portion of the gain or loss otherwise arising from the exchange, a Canadian Holder who, on the Arrangement, exchanges Amalco Special Shares for Magna Class A Subordinate Voting Shares will realize neither a capital gain nor a capital loss on the exchange. The Canadian Holder will be considered to have disposed of its Amalco Special Shares for proceeds of disposition equal to the adjusted cost base to the Canadian Holder immediately before the exchange and to have acquired Magna Class A Subordinate Voting Shares at an aggregate cost equal to those proceeds of disposition, such aggregate cost to be averaged, for the purpose of computing such Canadian Holder's adjusted cost base, with the adjusted cost base of any other Magna Class A Subordinate Voting Shares held by such Canadian Holder at that time as capital property. Under the current administrative practice of the CRA, a Canadian Holder who receives cash of $200 or less in lieu of a fraction of a Magna Class A Subordinate Voting Share may either include the capital gain or capital loss on the partial disposition of the Amalco Special Shares in computing income, or may instead reduce the adjusted cost base to the Canadian Holder of the Canadian Holder's Magna Class A Subordinate Voting Shares by the amount of the cash.

Redemption of Amalco Redeemable Preferred Shares

        On the redemption of Amalco Redeemable Preferred Shares received by a Canadian Holder on the Arrangement, the Canadian Holder will be considered to have disposed of such shares for proceeds of disposition equal to the Cash Elected Consideration received for such shares, and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the Canadian Holder's adjusted cost base of the Amalco Redeemable Preferred Shares, determined as described above. The income tax treatment of such gain or loss is discussed below. No deemed dividend will arise on the redemption of a Canadian Holder's Amalco Redeemable Preferred Shares.

Dissenting Shareholders

        Under the current administrative practice of the CRA, Canadian Holders who exercise their right of dissent in respect of the Arrangement should be considered to have disposed of their Tesma Class A Subordinate Voting Shares for proceeds of disposition equal to the amount paid to them for such shares less the amount of any interest awarded by the court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) their adjusted cost base of such shares immediately before the Arrangement. Any interest awarded to a Dissenting Shareholder will be included in the Dissenting Shareholder's income. Because of uncertainties under the relevant legislation, Dissenting Shareholders should consult their own tax advisors in this regard.

Taxation of Capital Gains and Losses

        A Canadian Holder who, as described above, realizes a capital gain or a capital loss on the disposition of the Tesma Class A Subordinate Voting Shares, Amalco Special Shares or Amalco Redeemable Preferred Shares, as the case may be, will generally be required to include in income one half of any such capital gain ("taxable capital gain") and may apply one half of any such capital loss ("allowable capital loss") against taxable capital gains in accordance with the detailed rules in the ITA. Generally, allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year, in either case, against taxable capital gains realized in such year in accordance with the detailed rules of the ITA.

        If the Canadian Holder is a corporation or a partnership or trust of which a corporation is a partner or a beneficiary, any capital loss realized on the disposition of any such Tesma Class A Subordinate Voting Shares, Amalco Special Shares or Amalco Redeemable Preferred Shares may be reduced by the amount of certain dividends which have been received, or are deemed to have been received, on such share, or in the case of a capital loss realized on the disposition of an Amalco Special Share or Amalco Redeemable Preferred Share, on the Tesma Class A Subordinate Voting Shares exchanged therefor, in accordance with detailed provisions of the ITA. Canadian Holders should consult their tax advisors for specific information regarding the application of these provisions.

        A "Canadian controlled private corporation" (as defined in the ITA) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains.

        The realization of a capital gain or loss by a Canadian Holder which is an individual (including most trusts) may affect the individual's liability for alternative minimum tax under the ITA.

Eligibility for Investment

        The Magna Class A Subordinate Voting Shares are qualified investments under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (collectively, "Plans") and registered education savings plans. The Magna Class A Subordinate Voting Shares do not constitute foreign property for Plans and other persons subject to tax under Part XI of the ITA and are not a prohibited investment for a registered pension plan under the ITA.

Holders Not Resident in Canada

        The following portion of the summary applies to a Holder who is not a resident of Canada for the purposes of the ITA and does not use or hold and is not deemed to use or hold the Tesma Class A Subordinate Voting Shares in carrying on business in Canada (a "Non-Resident Holder"). This summary does not apply to a Non-Resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. The following assumes that all Non-Resident Holders, other than Non-Resident Holders that are Dissenting Shareholders, will be Tendering Shareholders on the Arrangement.

Disposition of Tesma Class A Subordinate Voting Shares on Arrangement

        No tax on income (including taxable capital gains) will be payable by a Non-Resident Holder in respect of the disposition of Tesma Class A Subordinate Voting Shares or any other aspect of the Arrangement, except as disclosed under "Dissenting Shareholders", where the shares are not "taxable Canadian property" to such Non-Resident Holder. Generally, Tesma Class A Subordinate Voting Shares will not be "taxable Canadian property" to a Non-Resident Holder unless, at any time during the five year period immediately preceding the disposition, 25% or more of the issued shares of any class or series of the capital stock of the Corporation belonged to such Non-Resident Holder, to persons with whom the Non-Resident Holder did not deal at arm's length, or any combination thereof, or the Tesma Class A Subordinate Voting Shares were acquired by the Non-Resident Holder in a transaction which deemed them to be "taxable Canadian property" to the Non-Resident Holder.

Dissenting Shareholders

        Non-Resident Holders who dissent from the Arrangement will be subject to the same income tax considerations as those above with respect to dissenting Canadian Holders, except that such dissenting Non-Resident Holders will not be subject to tax under the ITA in respect of capital gains realized on the disposition of Tesma Class A Subordinate Voting Shares where such shares are not "taxable Canadian property" to such Non-Resident Holder at the time of disposition. Dissenting Non-Resident Holders will be subject to withholding tax under the ITA in respect of any interest received.

Certain U.S. Federal Income Tax Considerations

        The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances.

        In the opinion of Torys LLP, counsel to the Corporation, the following is a summary of the material United States Federal income tax consequences of the Arrangement to Shareholders and the ownership and disposition of Magna Class A Subordinate Voting Shares. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), the United States Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and which are subject to change, possibly with retroactive effect.

        This summary assumes that Shareholders hold their Tesma Class A Subordinate Voting Shares, and will hold any Magna Class A Subordinate Voting Shares received in the Arrangement, as capital assets within the meaning of section 1221 of the Code. This summary also assumes that Tesma is not, and has never been, a passive foreign investment company for United States Federal income tax purposes (a "PFIC"). A foreign corporation is a PFIC for a particular taxable year if (i) 75% or more of its gross income for the taxable year is passive income or (ii) 50% or more of the average value of its assets held during the taxable year produce or are held for the production of passive income. Considering the nature of Tesma's business activities and earnings, Tesma believes that it is not, and has never been, a PFIC.

        This summary does not address all aspects of United States Federal income taxation that may be relevant to particular Shareholders in light of their personal investment circumstances or to Shareholders subject to special treatment under the United States Federal income tax laws such as:

  •
  insurance companies;

  •
  tax-exempt organizations;

  •
  dealers in securities or foreign currencies;

  •
  banks;

  •
  persons that hold Tesma Class A Subordinate Voting Shares or will hold Magna Class A Subordinate Voting Shares as part of a straddle, hedge, constructive sale or conversion transaction;

  •
  United States Holders (as defined below) that have a functional currency other than the United States dollar;

  •
  partnerships, S corporations, mutual funds, regulated investment companies, real estate investment trusts and investors in such entities;

  •
  shareholders who acquired their Tesma Class A Subordinate Voting Shares through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

  •
  United States Holders that will own 10% or more of the total voting power of all outstanding Tesma Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares.

Furthermore, this summary does not consider the potential effects of any state, local or non-United States tax laws.

        For purposes of this summary, a "United States Holder" means a beneficial owner of Tesma Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares that is:

  •
  a citizen or resident alien individual of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions;

  •
  a trust if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust; or

  •
  an estate that is subject to United States Federal income tax on its income regardless of its source.

        A "Non-United States Holder" is a beneficial owner of Tesma Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares that is not a United States Holder. If a partnership holds Tesma Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding Tesma Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares, you should consult your own tax advisor.

United States Holders

Exchange of Tesma Class A Subordinate Voting Shares for Magna Class A Subordinate Voting Shares and/or Cash

        A United States Holder will generally recognize gain or loss for United States Federal income tax purposes as a result of the Arrangement in an amount equal to the difference between (i) the sum of the cash and the fair market value of any Magna Class A Subordinate Voting Shares received in the Arrangement and (ii) such Holder's adjusted tax basis in its Tesma Class A Subordinate Voting Shares transferred in the Arrangement. Cash paid in Canadian dollars will be includible in income in an amount equal to the United States dollar value of the cash (determined at the spot rate on the date of such payment) regardless of whether the payment is converted into United States dollars. Gain or loss must be determined separately for each block of Tesma Class A Subordinate Voting Shares owned by the United States Holder. Any such gain or loss will generally be capital gain or loss and will be long-term gain or loss if, on the date of the Arrangement, the Tesma Class A Subordinate Voting Shares have been held for more than one year. In the case of a United States Holder that is an individual, long-term capital gain will be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations. The United States Holder's tax basis in the Magna Class A Subordinate Voting Shares received in the Arrangement will be equal to the fair market value of those shares on the day received, and the holding period of those shares will begin on the day after they are received.

        For foreign tax credit limitation purposes, gain or loss recognized on the exchange of Tesma Class A Subordinate Voting Shares for Magna Class A Subordinate Voting Shares and/or cash pursuant to the Arrangement will generally be United States source income or loss. Any gain or loss from currency exchange fluctuations between the date of the disposition of the Tesma Class A Subordinate Voting Shares and the conversion of the sales proceeds into United States dollars will be United States source ordinary income or loss.

        United States Holders generally should not recognize any foreign currency gain or loss as a result of the receipt of Canadian dollars in the Arrangement if the Canadian dollars are converted into United States dollars on the day they are received. If, however, Canadian dollars are not converted into United States dollars on the day they are received, any gain or loss resulting from currency exchange fluctuations from the date the payment is includible in income to the date the payment is converted into United States dollars will be ordinary income or loss. Such currency gain or loss will generally be income or loss from United States sources for foreign tax credit limitation purposes.

Ownership of Magna Class A Subordinate Voting Shares

  Distributions

        Distributions paid out of Magna's current or accumulated earnings and profits, as determined for United States Federal income tax purposes, will be taxable as dividend income. Distributions in excess of current and accumulated earnings and profits will be a tax-free recovery of basis to the extent of the United States Holder's adjusted tax basis in the Magna Class A Subordinate Voting Shares, and any remaining amount of distributions will generally be subject to tax as capital gain. Dividends on Magna Class A Subordinate Voting Shares will generally be foreign source income for foreign tax credit limitation purposes and will not be eligible for a dividends received deduction.

        Dividends paid in Canadian dollars will be includible in income in an amount equal to the United States dollar value of the dividends (determined at the spot rate on the date of such payment) regardless of whether the dividends are converted into United States dollars. United States Holders generally should not recognize any foreign currency gain or loss if the Canadian dollars are converted into United States dollars on the day they are received. If, however, Canadian dollars are not converted into United States dollars on the day they are received, any gain or loss resulting from currency exchange fluctuations from the date the dividends are includible in income to the date the payment is converted into United States dollars will be ordinary income or loss. Such currency gain or loss will generally be income or loss from United States sources for foreign tax credit limitation purposes.

        Certain dividends received by United States individuals before January 1, 2009 from a qualified foreign corporation are subject to a maximum Federal income tax rate of 15%. A foreign corporation will generally be considered a qualified foreign corporation if it is eligible for the benefits of a comprehensive income tax treaty with the United States that contains an exchange of information program. The United States Treasury Department has identified the Canada-United States Income Tax Treaty as a qualifying treaty. As a result, Magna should be a qualified foreign corporation. To qualify for the reduced rate of taxation on dividends, a holder must satisfy certain holding period and other requirements with respect to its Magna Class A Subordinate Voting Shares. United States Holders should consult their tax advisors concerning their eligibility for the reduced rate of Federal income tax on dividends on Magna Class A Subordinate Voting Shares.

        Distributions paid on the Magna Class A Subordinate Voting Shares will generally be subject to Canadian withholding taxes. A United States Holder may be eligible to claim a credit or deduction for any Canadian withholding tax paid with respect to distributions from Magna. The calculation of foreign tax credits and deductions involves the application of complex rules and limitations that depend upon a holder's particular circumstances. United States Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions for Canadian tax withheld.

  Sale or Other Disposition of Magna Class A Subordinate Voting Shares

        Upon the sale or exchange of Magna Class A Subordinate Voting Shares, a United States Holder will recognize gain or loss in an amount equal to the difference between (i) the sum of any cash and the fair market value of any other property received and (ii) the holder's adjusted tax basis in such Magna Class A Subordinate Voting Shares. Such gain or loss generally will be treated as capital gain or loss, and as long-term capital gain or loss if the Magna Class A Subordinate Voting Shares had been held more than one year at the time of disposition.

        For foreign tax credit limitation purposes, gain or loss recognized on a sale or exchange of Magna Class A Subordinate Voting Shares will generally be United States source income. Any gain or loss from currency exchange fluctuations between the date of the disposition of the Magna Class A Subordinate Voting Shares and the conversion of the sales proceeds into United States dollars will be United States source ordinary income or loss.

  Passive Foreign Investment Company Considerations

        The Code provides special anti-deferral rules for certain distributions received by United States persons with respect to, and sales and other dispositions of, a foreign corporation that is a PFIC. A foreign corporation is a PFIC for a particular taxable year if (i) 75% or more of its gross income for the taxable year is passive income or (ii) 50% or more of the average value of its assets held during the taxable year produce or are held for the production of passive income. For purposes of these tests, passive income generally includes dividends, interest, rents, royalties, annuities and gains from assets that produce passive income. In addition, a foreign corporation is treated as holding directly its proportionate share of the assets, and receiving directly its proportionate share of the earnings, of any subsidiary corporation in which it owns directly or indirectly at least 25% of the stock, by value. Magna has advised Tesma that Magna does not believe that it is, nor does it anticipate that it will become, a PFIC. No assurance can be given, however, that Magna is not a PFIC or will not be a PFIC in the future. If Magna were to be treated as a PFIC, a United States Holder could be subject to adverse United States Federal income tax consequences as a result of the ownership or disposition of Magna Class A Subordinate Voting Shares. Those adverse consequences could differ materially from the consequences described above. Accordingly, United States Holders are urged to discuss the applicability and consequences of the PFIC rules with their tax advisors.

Non-United States Holders

Exchange of Tesma Class A Subordinate Voting Shares for Magna Class A Subordinate Voting Shares and/or Cash

        In general, a Non-United States Holder will not be subject to United States federal income tax as a result of the exchange of Tesma Class A Subordinate Voting Shares for Magna Class A Subordinate Voting Shares and/or cash pursuant to the Arrangement unless:

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  any gain attributable to the Tesma Class A Subordinate Voting Shares is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment that such Shareholder maintains in the United States; or

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  the Non-United States Holder is an individual, is present in the United States for 183 or more days in the taxable year of the Arrangement and certain other conditions exist.

Ownership of Magna Class A Subordinate Voting Shares

  Distributions

        Distributions paid out of Magna's current or accumulated earnings and profits, as determined for United States Federal income tax purposes, will be dividend income. In general, a Non-United States Holder will not be subject to United States Federal income tax (including United States withholding tax) on dividends on Magna Class A Subordinate Voting Shares unless the income is effectively connected with the holder's conduct of a trade or business in the United States or, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the holder in the United States. A Non-United States Holder that is taxable as a corporation for United States Federal income tax purposes might also be subject to a branch profits tax on such effectively connected dividends at a 30% rate or a lower rate under an applicable income tax treaty.

  Sale or Other Disposition of Magna Class A Subordinate Voting Shares

        In general, a Non-United States Holder will not be subject to United States Federal income tax on any gain realized on the sale or other disposition of Magna Class A Subordinate Voting Shares unless (i) the gain is effectively connected with the holder's conduct of a trade or business in the United States or, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the holder in the United States or (ii) if the Non-United States Holder is an individual, the holder is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions exist. A Non-United States Holder that is taxable as a corporation for United States Federal income tax purposes might also be subject to a branch profits tax on such effectively connected gains at a 30% rate or a lower rate under an applicable income tax treaty.

Information Reporting and Backup Withholding

        Payments of dividends on Magna Class A Subordinate Voting Shares and the proceeds of disposition of Tesma Class A Subordinate Voting Shares or Magna Class A Subordinate Voting Shares that are made within the United States or through certain U.S.-related financial intermediaries may be required to be reported to the Internal Revenue Service and may be subject to backup withholding unless (i) the Shareholder is a corporation or other exempt recipient, or (ii) the Shareholder provides a taxpayer identification number or complies with applicable certification requirements. Non-United States Holders are generally exempt from the information reporting and backup withholding rules but may be required to comply with certification requirements to prove their exemption. The backup withholding rate is currently 28%. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a Shareholder's United States Federal income tax liability if the required information is furnished to the Internal Revenue Service.

        In the case of the Arrangement, the 28% backup withholding rate, if applicable, will apply to all of the consideration received as part of the Arrangement (i.e., the sum of the cash received and the fair market value of any Magna Class A Subordinate Voting Shares received).

TRADING HISTORY OF TESMA CLASS A SUBORDINATE VOTING SHARES

        The Tesma Class A Subordinate Voting Shares are listed and posted for trading on the TSX under the trading symbol "TSM.SV.A". The following table sets forth, for the periods indicated, the reported high and low trading prices and the aggregate volume of trading of the Tesma Class A Subordinate Voting Shares on the TSX:

	Class A Subordinate Voting Shares(1)
Month
	High	Low	Volume
	(Cdn$)	(Cdn$)
2004
January	31.60	29.30	1,124,864
February	32.50	29.55	1,420,780
March	34.00	30.97	635,043
April	33.13	30.42	1,399,508
May	35.50	31.30	416,741
June	35.85	33.90	559,908
July	35.30	33.00	187,809
August	35.00	31.00	381,708
September	32.55	28.80	511,823
October (1-22)	30.74	29.50	433,518
October (25-31)	39.87	34.52	4,953,976
November	40.90	37.10	4,263,819
December	44.00	39.95	1,406,922

(1)
Source: The Toronto Stock Exchange

        Magna publicly announced the proposed Arrangement before the opening of trading on the TSX on October 25, 2004. On October 22, 2004, the last trading day immediately prior to such public announcement, the closing price of the Tesma Class A Subordinate Voting Shares on the TSX was Cdn$29.75 per share.

INTEREST OF DIRECTORS, SENIOR OFFICERS AND OTHER INSIDERS OF TESMA

Affiliation Agreement

        Magna and Tesma are parties to an Affiliation Agreement which formalizes certain aspects of their relationship and which continues to substantially reflect the arrangements adhered to by Magna and Tesma (including Tesma's predecessors) since September 1, 1988. Pursuant to the Affiliation Agreement, Magna provides Tesma with:

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  access to its senior management;

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  representation on the Tesma Board;

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  details of new management techniques and incentive programs;

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  Magna-wide marketing and market research materials, joint consultation with respect to future research and development, and marketing efforts; and

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  a non-exclusive, world-wide licence to use trademarks which identify Magna (and its products, services and activities) in order to identify Tesma (and its products, services and activities) as being affiliated with Magna, in return for an affiliation fee calculated on the basis of 1.0% of the Corporation's consolidated net sales, with special "phase-in" arrangements applying to net sales generated from acquisitions completed by the Corporation. There is no affiliation fee payable on the net sales generated from an acquired business in the fiscal year of the acquisition and only 50% of the affiliation fee (i.e. a fee calculated at 0.5% of net sales) is payable during the following fiscal year. The full 1.0% affiliation fee is payable by Tesma on the net sales from such acquired business in all subsequent fiscal years. Pursuant to Tesma's Corporate Constitution, the affiliation fee may not be increased without the prior approval of the holders of the Tesma Class A Subordinate Voting Shares and the holders of the Tesma Class B Shares, each voting separately as a class. The aggregate affiliation fee paid by the Corporation to Magna was $10.8 million in respect of fiscal 2003 and $9.2 million in respect of the nine months ended September 30, 2004.

        Under the Affiliation Agreement, Magna has the right to obtain non-exclusive licences under Tesma's present and future patents, upon normal commercial terms, to utilize any such patent in a field of operation or area of use not intended to be utilized by Tesma and in respect of products which do not compete with products produced by Tesma. Subject to Magna's discretion to license any new technology or intellectual property developed by Magna to any of Magna's subsidiaries, which may or may not include Tesma, each of Magna and Tesma have agreed to make reasonable commercial efforts to license to the other exclusively, upon normal commercial terms, any new technology or intellectual property developed by them.

        The Affiliation Agreement also provides that all programs established by Magna for the general benefit of Magna's employees (other than the Magna employee equity participation and profit sharing program) will be made available to employees of Tesma, and that the Corporation will pay its pro rata share of the costs of these programs. Specifically, the Affiliation Agreement also provides that the Corporation will fund its pro rata share of the cost of Simeon Park, a 100 acre recreational park situated near Toronto, Ontario maintained by Magna for the exclusive use of the employees (and their families) of Magna and its affiliates, including Tesma.

        The Affiliation Agreement is effective for a term of seven years and five months ending December 31, 2009, and will be renewed automatically for further one-year terms unless terminated by the Corporation or Magna upon six months' notice prior to the date of renewal.

Social Fee Agreement

        Under the terms of the Social Fee Agreement, Tesma pays Magna a fee based on 1.5% of pre-tax profits as a contribution to social and charitable programs co-ordinated by Magna on behalf of itself and its affiliates, including Tesma. This social commitment fee represents partial compliance with the requirement in Tesma's Corporate Constitution for Tesma to allocate a portion of its "Pre-Tax Profits" for political, patriotic, philanthropic, charitable, educational, scientific, artistic, social or other useful purposes in the communities in which Tesma and its affiliates, including Magna, operate. The aggregate social commitment fee paid by the

Corporation to Magna was $1.6 million in respect of fiscal 2003 and $1.4 million in respect of the nine months ended September 30, 2004.

        The Social Fee Agreement is effective for a term of seven years and five months ending December 31, 2009, and will be renewed automatically for further one-year terms unless terminated by the Corporation or Magna upon six months' notice prior to the date of renewal.

Magna Services Inc.

        Tesma enters into separate arrangements from time to time with Magna Services Inc. ("ServiceCo"), a wholly-owned subsidiary of Magna, regarding the provision of certain administrative services for charges negotiated annually. Currently, the services provided by ServiceCo to the Corporation include: information technology (WAN infrastructure and support services); human resource and employee relations services (including administration of the Tesma Employee Equity Participation and Profit Sharing Program); foreign marketing services; insurance; specialized legal, environmental, immigration, finance and treasury support; and management and technology training. The aggregate charges for such services, including an allocated share of ServiceCo's facility and overhead costs dedicated to providing these services, paid by the Corporation to ServiceCo was $1.7 million in respect of fiscal 2003 and $1.3 million in respect of the nine months ended September 30, 2004.

Sale/Leaseback Transaction with Magna

        On January 31, 2003, Tesma completed a sale and leaseback transaction with MID, then a wholly-owned subsidiary of Magna, for all the land and buildings on the Tesma corporate campus, which includes the corporate office building and two manufacturing facilities.

        Under the terms of the purchase and sale agreement, the land and buildings comprising the Tesma corporate campus (with a carrying value of $23.5 million) were sold to MID for cash proceeds approximating fair value of $25.0 million. As part of the transaction, Tesma entered into agreements to lease the properties back from MID (at prevailing market rates at inception) for a term of twelve years (with an initial option to renew for three years followed by two subsequent five-year renewal options) and to make lease payments of approximately $2.7 million per year. In addition, under the terms of the transaction, construction management fees (including carrying charges) of $1.3 million previously billed in fiscal 2002 by MID to the Corporation on account of this project were refunded.

        Rental payments totalling $1.9 million were paid to MID for the period from February 1, 2003 to August 29, 2003, the date when all of the shares of MID were distributed to the shareholders of Magna pursuant to a planned reorganization of Magna. As a result of this distribution, MID became directly controlled by the same entity that indirectly controls Tesma, such that MID remains a related party to Tesma, but is no longer part of the group of companies controlled by Magna.

Other Transactions

        Effective January 1, 2003, Tesma's Austrian subsidiary transferred certain assets and activities into Magna Systemtechnik AG ("MST"), an entity controlled by Magna established for the training of apprentices in the design, development and manufacturing of tools, prototypes and automotive components. Effective the same date, Tesma acquired a minority equity ownership interest in MST and participated in its ongoing activities to the extent of this equity ownership interest. In September 2004, Tesma sold such equity ownership interest to a related company under Magna's control and recorded a gain of $0.9 million. Tesma had accounted for this investment using the equity method and had recorded $0.4 million as its share of the net losses of MST in fiscal 2003 and $0.5 million as its share of the net losses of MST during the first six months of fiscal 2004.

        During fiscal 2003, Tesma incurred $0.4 million of capital costs relating to the portion of certain assembly lines that MST was subcontracted to build (the costs of the completed assembly lines were billed by another supplier). In addition, due to the cost overruns and other issues pertaining to these assembly lines, MST billed Tesma an additional $0.8 million, which was expensed in fiscal 2003. At December 31, 2003, Tesma had a net payable of $1.0 million due to MST.

        During fiscal 2003, Tesma was billed an additional $0.5 million for costs relating to various tooling and other services provided in calendar 2002 by an Austrian company controlled by the Chief Executive Officer of the Corporation. At December 31, 2003, there were no amounts owing to Tesma from this company.

        During fiscal 2003, Tesma paid $0.4 million to a financing company for the buyout of certain equipment under lease and recorded the amount as due from a related party. The equipment was used in the business activities of the Austrian company controlled by the Chief Executive Officer of the Corporation, which activities were transferred to MST in fiscal 2003. At December 31, 2003, the entire $0.4 million receivable balance was outstanding.

        Tesma's manufacturing plants buy from and sell products to Magna's plants on an ongoing basis in the normal course of their business and on normal commercial terms. As such, Magna is both a supplier to, and customer of, Tesma. Tesma's sales to Magna and its affiliates were $7.6 million in fiscal 2003 and $6.2 million for the nine months ended September 30, 2004. Tesma's purchases of materials from Magna and its affiliates were $3.6 million in fiscal 2003 and $2.6 million for the nine months ended September 30, 2004.

        Fiscal 2003 rental payments to MID subsequent to August 29, 2003 (the date of the reorganization of Magna) amounted to $1.1 million and were paid under existing lease agreements Rental payment to MID under such lease agreements for the nine months ended September 30, 2004 amounted to $2.6 million (see "Sale/Leaseback Transaction with Magna" above).

EFFECT OF THE ARRANGEMENT ON MARKETS AND LISTING

        After the Effective Time, it is intended that the Tesma Class A Subordinate Voting Shares will be delisted from the TSX and NASDAQ, and that Tesma will cease to be a reporting issuer under applicable Canadian securities laws in each province in which it is a reporting issuer and cease to be a registrant with the United States Securities and Exchange Commission. Magna has filed applications with the TSX and the NYSE to list the Magna Class A Subordinate Voting Shares to be issued in connection with the Arrangement and upon the exercise of Magna Replacement Options and Tesma Continuing Options. The TSX has conditionally approved the listing of Magna Class A Subordinate Voting Shares, subject to the satisfaction of the customary requirements of the TSX. NYSE conditional listing approval is pending. Magna Class A Subordinate Voting Shares trade on the TSX and the NYSE under the stock symbols "MG.SV.A" and "MGA", respectively.

INFORMATION CONCERNING MAGNA

Magna International Inc.

        Magna's operations are conducted through its global automotive systems groups, as well as corporate and other ancillary operations. Until August 29, 2003, Magna had non-automotive operations, which were conducted through Magna Entertainment Corp.

Automotive Operations

        Magna is one of the most diversified automotive supplier in the world. Magna designs, develops and manufactures automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles. Magna's products and services are sold primarily to manufacturers of cars and light trucks in North America, Europe, South America and Asia. As at September 30, 2004, Magna employed approximately 81,000 employees and operated 219 manufacturing facilities as well as 49 product development and engineering facilities, in 22 countries.

        Magna's manufacturing, product development and engineering facilities are organized as autonomous operating divisions. Each division is currently under one of seven automotive systems groups, three of which, including Tesma, are publicly traded companies in which Magna has a controlling interest through voting securities, and four of which are organized among Magna's wholly-owned subsidiaries. All references to the number of manufacturing facilities and/or product development and engineering facilities operated by a particular automotive group are as of September 30, 2004.

Public Automotive Systems Group

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  Decoma International Inc. — Decoma designs, engineers and manufactures a variety of automotive exterior components and systems, including fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components and systems, sealing and greenhouse systems, and lighting components. Decoma operates 52 manufacturing, engineering and product development facilities (including one multi-group facility) in North America, Europe and Asia.

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  Intier Automotive Inc. — Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules, including cockpit, sidewall, overhead and complete seating systems, seat hardware and mechanisms, floor carpet and vehicle acoustics, cargo management systems, latching systems, window regulator systems, wiper systems, power sliding doors and liftgates, mid-door and door module technologies and electro-mechanical systems. Intier operates 73 manufacturing facilities (including one joint venture facility with Magna Steyr) and 15 product development, engineering and testing centres (including one joint venture facility with Magna Steyr and one multi-group facility) in North America, Europe, South America and Asia.

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  Tesma International Inc. — Tesma designs, engineers, tests and manufactures engine, transmission and fueling components, assemblies, modules and systems for cars and light trucks. Tesma operates 28 manufacturing facilities in North America, Europe, Asia and South America, as well as five focused tooling, design and research and development centres supporting its three product technologies groups — Tesma Engine Technologies, Tesma Transmission Technologies and Tesma Fuel Technologies.

Privatization Proposals

        On October 25, 2004, Magna announced that it had made separate proposals to the respective boards of directors of Decoma, Intier and Tesma, in each case, to acquire all the outstanding Class A Subordinate Voting Shares of each such subsidiary not owned by Magna. In the case of Tesma, this Circular is being delivered in connection with the proposed privatization of Tesma. Each proposal, which would be implemented by way of a court-approved plan of arrangement under Ontario law, is independent of the others and not conditional on the completion of the others.

        Under those initial proposals, shareholders of Decoma, Intier and Tesma would receive 0.1453, 0.3847 and 0.4388 (subsequently changed to 0.44 in the case of Tesma) of a Magna Class A Subordinate Voting Share for each Class A Subordinate Voting Share of Decoma, Intier and Tesma, respectively. Based on the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares over the 20 trading days ending October 22, 2004, being the last trading day prior to the announcement of the privatization proposals, the total purchase price for the outstanding Class A Subordinate Voting Shares of each subsidiary not owned by Magna is approximately Cdn$300 million, Cdn$250 million and Cdn$700 million for each of Decoma, Intier and Tesma, respectively, or a combined total of approximately Cdn$1.3 billion. Based on the volume-weighted average trading price of the Magna Class A Subordinate Voting Shares over the 20 trading days ending October 22, 2004, the total purchase price would be satisfied by the issuance of approximately 13.9 million Magna Class A Subordinate Voting Shares, in the event shareholders of the subsidiaries receive only share consideration, or approximately 7.1 million Magna Class A Subordinate Voting Shares and Cdn$625 million in cash, in the event shareholders of the subsidiaries elect to receive the maximum amount of cash consideration offered under the proposals.

        In addition to the purchase price, Magna would assume responsibility for the existing stock option agreements of Decoma, Intier and Tesma. If all existing stock options were exercised, a maximum of 2.4 million Magna Class A Subordinate Voting Shares would be issued over the life of the option agreements at a weighted average exercise price of approximately Cdn$61.00.

Wholly-Owned Automotive Systems Groups

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  Magna Steyr — Magna Steyr is the automotive industry's leading assembler of low-volume derivative, specialty and other vehicles for automobile manufacturers. Magna Steyr also provides complete vehicle design, engineering, validation and testing services. Magna Steyr operates five manufacturing and assembly facilities (including one joint venture facility with Intier and seven engineering and testing facilities (including one joint venture facility with Intier and one multi-group facility) in Europe, North America and Asia.

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  Magna Drivetrain — Magna Drivetrain, which was formed in early 2004, is one of the world's most advanced developers and suppliers of complete drivetrain technologies, including four-wheel and all-wheel drive systems, as well as axle and suspension modules. Magna Drivetrain operates six manufacturing facilities and two engineering and testing facilities in Europe and North America.

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  Magna Donnelly — Magna Donnelly manufactures exterior and interior mirror, interior lighting and engineered glass systems, including advanced electronics. Magna Donnelly operates 25 manufacturing facilities and three engineering and testing facilities in North America, Europe and Asia.

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  Cosma International — Cosma manufactures a comprehensive range of stamped, hydroformed and welded metal body components, assemblies and modules. Cosma operates 37 manufacturing facilities and 10 engineering and testing facilities in North America, Europe and Asia.

        For financial reporting purposes, Magna Steyr's results and Magna Drivetrain's results are reported as one financial reporting segment, and Magna Donnelly's results and Cosma's results are reported in Magna's "Other Automobile Operations" financial reporting segment.

Customers

        In North America, Magna's primary customers are the "big three" North American automobile manufacturers and their North American operating divisions and subsidiaries, which are General Motors (including Isuzu and Suzuki), DaimlerChrysler (including Mitsubishi) and Ford (including Mazda). Magna's North American customers also include certain North American subsidiaries of foreign-based automobile manufacturers, such as Honda, BMW, Toyota, Volkswagen and Nissan. Magna's North American consolidated production sales accounted for approximately 55% and 58% of its consolidated sales for each of fiscal 2003 and fiscal 2002, respectively. Magna's North American consolidated production sales accounted for approximately 48% and 56% of its consolidated sales for each of the nine-month periods ended September 30, 2004 and 2003, respectively.

        In Europe, Magna's customers include most of the significant automobile manufacturers, such as DaimlerChrysler (including Mitsubishi), General Motors and its European affiliates (including Opel and Saab), Ford and its European affiliates (including Jaguar, Volvo and Land Rover), BMW, Volkswagen (including Audi, Skoda and SEAT), Renault/Nissan, Fiat, Toyota and Honda. Magna's European consolidated production and assembly sales accounted for approximately 35% and 30% of its consolidated sales for fiscal 2003 and fiscal 2002, respectively, and have increased, principally through acquisitions and also through internal growth, from $79 million in fiscal 1993 to approximately $5.4 billion in fiscal 2003. Magna's European consolidated production and assembly sales accounted for approximately 45% and 35% of its consolidated sales for each of the nine-month periods ended September 30, 2004 and 2003, respectively.

        Worldwide sales to DaimlerChrysler, General Motors and Ford represented approximately 28%, 24% and 19%, respectively, of Magna's consolidated sales in fiscal 2003.

Non-Automotive Operations

        Until August 29, 2003, Magna had non-automotive operations, which were conducted through Magna Entertainment Corp. ("MEC"). MEC is North America's number one owner and operator of thoroughbred racetracks, based on revenues, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. Magna transferred its controlling equity interest in MEC to MID in connection with the reorganization and subsequent spin-off of MID. Since the spin-off transaction, Magna no longer has any significant non-automotive operations.

Details of Magna Class A Subordinate Voting Shares and Magna Class B Shares

        Magna's authorized share capital consists of an unlimited number of Magna Class A Subordinate Voting Shares, 1,412,341 Magna Class B Shares and 99,760,000 Magna Preference Shares, issuable in series, all with no par value. As of December 31, 2004, a total of 95,850,376 Magna Class A Subordinate Voting Shares and 1,093,983 Magna Class B Shares were outstanding. No Magna Preference Shares are issued or outstanding.

        The following is a brief description of the significant attributes of Magna's authorized share capital and is qualified in its entirety by reference to the detailed provisions in Magna's charter documents. The attributes of Magna Class A Subordinate Voting Shares, Magna Class B Shares and Magna Preference Shares are set out in Magna's charter documents, which includes Magna's Corporate Constitution.

Magna Class A Subordinate Voting Shares

        The holders of Magna Class A Subordinate Voting Shares are entitled:

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  to one vote for each Magna Class A Subordinate Voting Share held (together with the holders of Magna Class B Shares, which are entitled to vote at such meetings on the basis of 500 votes per Class B Share held) at all meetings of Magna shareholders, other than meetings of the holders of another class or series of shares;

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  to receive, on a pro rata basis with the holders of Magna Class B Shares, any dividends (except for stock dividends) that may be declared by Magna's board of directors, subject to the preferential rights attaching to shares ranking in priority to Magna Class A Subordinate Voting Shares and Magna Class B Shares; and

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  to receive, after the payment of Magna's liabilities and subject to the rights of the holders of Magna shares ranking in priority to Magna Class A Subordinate Voting Shares and Magna Class B Shares, on a pro rata basis with the holders of Magna Class B Shares, all Magna property and net assets available for distribution in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of assets among Magna shareholders for the purpose of winding-up Magna's affairs.

  Under present law, any offer to purchase Magna Class B Shares, whether by way of a public offer or private transaction and regardless of the offered price, would not necessarily result in an offer to purchase Magna Class A Subordinate Voting Shares. Accordingly, holders of Magna Class A Subordinate Voting Shares do not have a right to participate if a takeover bid is made for Magna Class B Shares.

Magna Class B Shares

        The holders of Magna Class B Shares are entitled:

  •
  to 500 votes for each Magna Class B Share held (together with the holders of Magna Class A Subordinate Voting Shares, which are entitled to vote at such meetings on the basis of one vote per Magna Class A Subordinate Voting Share held) at all meetings of Magna shareholders, other than meetings of the holders of another class or series of shares;

  •
  to receive, on a pro rata basis with the holders of Magna Class A Subordinate Voting Shares, any dividends (except for stock dividends) that may be declared by the Magna board of directors, subject to the preferential rights attaching to shares ranking in priority to Magna Class B Shares and Magna Class A Subordinate Voting Shares;

  •
  to receive, after the payment of all Magna's liabilities and subject to the rights of the holders of Magna shares ranking in priority to Magna Class B Shares and Magna Class A Subordinate Voting Shares, on a pro rata basis with the holders of Magna Class A Subordinate Voting Shares, all Magna property and net assets available for distribution in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of assets among Magna shareholders for the purpose of winding-up Magna's affairs; and

  •
  to convert Magna Class B Shares into Magna Class A Subordinate Voting Shares, on a one-for-one basis.

Auditors, Transfer Agent and Registrar

        The auditors of Magna are Ernst & Young LLP.

        The transfer agent and registrar for Magna Class A Subordinate Voting Shares and Magna Class B Shares is Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar for Magna Class A Subordinate Voting Shares in the United States is Computershare Trust Company, Inc., at its offices in Golden, Colorado.

Documents Incorporated by Reference

        The following documents of Magna filed with the Ontario Securities Commission or similar regulatory authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Circular:

  (a)
  material change report of Magna dated October 29, 2004 relating to the proposed Arrangement and Magna's proposed privatization transactions involving Decoma and Intier;

  (b)
  management's discussion and analysis for the period ended September 30, 2004;

  (c)
  unaudited interim consolidated financial statements of Magna and the notes thereto contained in the interim report to the shareholders for the three and nine-month periods ended September 30, 2004;

  (d)
  material change report of Magna dated August 20, 2004 relating to the announcement that Mark Hogan had joined Magna as President;

  (e)
  material change report of Magna dated May 17, 2004 relating to the announcement by Magna and DaimlerChrysler Corporation that they had signed an agreement by which Magna would acquire the worldwide operations of DaimlerChrysler Corporation's wholly-owned subsidiary, New Venture Gear, Inc.;

  (f)
  annual information form of Magna dated May 17, 2004;

  (g)
  management information circular of Magna dated March 26, 2004 relating to the annual meeting of shareholders of Magna held on May 6, 2004, other than the sections entitled "Corporate Governance and Compensation Committee", "Report on Executive Compensation", "Shareholder Performance Review Graph" and "Statement of Corporate Governance Practices";

  (h)
  material change report of Magna dated January 20, 2004 relating to the resignation of Ms. Belinda Stronach as President and Chief Executive Officer and as a director of Magna and the appointment of Mr. Frank Stronach as Interim President;

  (i)
  management's discussion and analysis for the year ended December 31, 2003; and

  (j)
  audited annual consolidated financial statements of Magna and the notes thereto for the financial years ended December 31, 2003 and December 31, 2002.*

*  In December 2003, the Canadian Institute of Chartered Accountants issued Handbook Section 3110, "Asset Retirement Obligations", which establishes the standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. Magna adopted these new recommendations effective January 1, 2004 on a retroactive basis. The retroactive changes to Magna's consolidated balance sheet as at December 31, 2003 are disclosed in note 2[b] of the notes to Magna's unaudited interim consolidated financial statements contained in the interim report to shareholders for the three and nine-month periods ended September 30, 2004. The retroactive changes to Magna's consolidated balance sheet as at December 31, 2002 are not materially different than the December 31, 2003 changes. The impact of this accounting policy change on reported net income for the years ended December 31, 2003 and 2002 was not material.

        Any documents of Magna of the type referred to above (excluding confidential material change reports) filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Meeting will also be deemed to be incorporated by reference into this Circular.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

ADDITIONAL INFORMATION REGARDING TESMA —
DOCUMENTS INCORPORATED BY REFERENCE

        The following documents of Tesma filed with the Ontario Securities Commission or similar regulatory authority in each of the provinces and territories of Canada are specifically incorporated by reference in this Circular:

  (a)
  material change report of Tesma dated October 25, 2004 in respect of the proposal received by Tesma from Magna to effect the Arrangement;

  (b)
  management's discussion and analysis for the period ended September 30, 2004;

  (c)
  unaudited interim consolidated financial statements of Tesma and the notes thereto contained in the interim report to the shareholders for the three and nine-month periods ended September 30, 2004;

  (d)
  annual information form of Tesma dated May 17, 2004;

  (e)
  management information circular/proxy statement of Tesma filed April 8, 2004 on SEDAR (from and including "Compensation of Directors and Executive Officers" on page 12 to, and including, "Shareholder Performance Review Graph" on page 18);

  (f)
  management's discussion and analysis for the year ended December 31, 2003; and

  (g)
  audited annual consolidated financial statements of Tesma and the notes thereto for the year ended December 31, 2003, the five-month period ended December 31, 2002 and each of the years in the two year period ended July 31, 2002.

        Any documents of Tesma of the type referred to above (excluding confidential material change reports) filed with a securities commission or similar regulatory authority in Canada on or after the date of this Circular and prior to the Meeting will also be deemed to be incorporated by reference into this Circular.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

AVAILABILITY OF PUBLIC DISCLOSURE DOCUMENTS

        Copies of the documents incorporated by reference in this Circular under the headings "Information Concerning Magna — Documents Incorporated by Reference" and "Additional Information Regarding Tesma — Documents Incorporated by Reference" may be obtained on request without charge from the Secretary of Magna or the Secretary of Tesma, as the case may be, or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

TESMA EXECUTIVE COMPENSATION INFORMATION

        Information pertaining to Tesma's executive compensation and, in particular, as described in Tesma's management information circular/proxy statement filed April 8, 2004 on SEDAR (from and including "Compensation of Directors and Executive Officers" on page 12 to and including "Shareholder Performance Review Graph" on page 18) is incorporated by reference in this Circular.

        In recognition of the work to be performed by the independent directors on the Special Committee, the Tesma Board approved a revised fee structure (in United States dollars) for the members of the Special Committee, consisting of a Special Committee Chair retainer of $25,000, a Special Committee member retainer of $15,000, a meeting attendance fee of either $1,000 or $2,000 depending on the duration of each meeting, a written resolution fee of $250 and compensation for work days at $2,500 and travel days at either $1,500 or $3,000 depending on the length of the required air travel.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

        None of the current or former directors, executive officers, senior officers or employees of the Corporation or its subsidiaries, nor any associates of such persons, were indebted at any time during fiscal 2004, to the Corporation or its subsidiaries in connection with the purchase of securities of the Corporation or its subsidiaries. As of the Record Date, the aggregate amount of indebtedness to the Corporation or its subsidiaries incurred other than in connection with the purchase of securities of the Corporation or its subsidiaries, excluding routine indebtedness, was approximately $0.2 million in the case of employees of the Corporation and its subsidiaries. Excluding routine indebtedness, as of the Record Date, none of the current or former directors, executive officers and senior officers of the Corporation, nor any associates of such persons, were indebted to the Corporation or its subsidiaries.

CORPORATE GOVERNANCE

        After the Effective Time, the Corporation intends to delist the Tesma Class A Subordinate Voting Shares from the TSX and NASDAQ, to cause the Corporation to cease to be a reporting issuer under applicable Canadian securities laws in each province in which it is a reporting issuer and to cease to be a registrant with the United States Securities and Exchange Commission. Following the completion of the Arrangement, the Corporation will govern itself in a manner consistent with its status as a wholly-owned subsidiary of Magna.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Corporation are Ernst & Young LLP.

        The transfer agent and registrar for the Tesma Class A Subordinate Voting Shares is Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar for the Tesma Class A Subordinate Voting Shares is Computershare Trust Company, Inc., at its offices in Golden, Colorado.

LEGAL MATTERS

        Torys LLP, Canadian and U.S. legal counsel to Tesma, has advised Tesma with respect to certain legal matters disclosed in this Circular. William K. Orr, now of Fasken Martineau DuMoulin LLP (formerly of Heenan Blaikie LLP), has advised the Special Committee with respect to certain legal matters relating to the Arrangement, including the Arrangement Agreement and the Plan of Arrangement.

        As at the date of this Circular, partners and associates of Torys LLP, owned beneficially, directly or indirectly, less than 1% of the Tesma Class A Subordinate Voting Shares.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

        The Corporation participates with Magna in the purchase of directors' and officers' liability insurance, which provides, among other things, coverage for executive liability of up to $295 million per occurrence and in the aggregate for all claims made during each year of the applicable policy period (currently August 1, 2004 to August 1, 2005), for directors and officers of the Corporation and its affiliates (including Magna), subject to a $5 million aggregate deductible for securities claims and a $1 million aggregate deductible for all other claims for executive indemnification. This policy does not provide coverage for losses arising from the breach of fiduciary responsibilities under statutory or common law or from the violation or enforcement of pollutant laws and regulations. Tesma's allocation of the premium payable for the executive indemnification portion of this insurance policy is approximately Cdn$400,000 for the August 1, 2004 to August 1, 2005 policy period.

OTHER BUSINESS

        Management is not aware of any amendments or variations to matters identified in the Notice or of any other matters that are to be presented for action to the Meeting, other than those described in the Notice.

AUDITORS' CONSENT

        We have read the Tesma International Inc. ("Tesma") management information circular/proxy statement (the "Circular") dated January 10, 2005 relating to the Arrangement (as defined in the Circular). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

        We consent to the incorporation by reference in the Circular of (i) our report dated February 16, 2004 to the shareholders of Tesma on the consolidated balance sheets of Tesma as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the year ended December 31, 2003, the five-month period ended December 31, 2002 and each of the years in the two-year period ended July 31, 2002, and (ii) our report dated February 26, 2004 to the shareholders of Magna International Inc. ("Magna") on the consolidated balance sheets of Magna as at December 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003.

Toronto, Ontario (Signed) ERNST & YOUNG LLP
January 10, 2005 Chartered Accountants

CONSENT OF UBS SECURITIES CANADA INC.

DATED at Toronto, Ontario, Canada this 10th day of January, 2005.

To: The Board of Directors of Tesma International Inc. ("Tesma")

        We refer to the valuation and fairness opinion dated December 23, 2004 (the "Valuation and Fairness Opinion"), which we prepared for the Special Committee of Tesma's Board of Directors for the Arrangement (as defined in Tesma's Management Information Circular/Proxy Statement dated January 10, 2005). We consent to the filing of the Valuation and Fairness Opinion with the Ontario and Quebec securities commissions (and other applicable securities regulatory authorities) and the inclusion of the Valuation and Fairness Opinion, and all references thereto, in this document.

(Signed) UBS SECURITIES CANADA INC.

CONSENT OF TORYS LLP

DATED at Toronto, Ontario, Canada this 10th day of January, 2005.

To: The Board of Directors of Tesma International Inc.

        We consent to the inclusion of our name and opinions in the sections entitled "Information Regarding the Arrangement — Certain Canadian Federal Income Tax Considerations" and "Information Regarding the Arrangement — Certain U.S. Federal Income Tax Considerations" in this document.

(Signed) TORYS LLP

APPROVAL AND CERTIFICATE

        The contents and mailing of this Circular have been approved by the Tesma Board. This Circular contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Tesma has no knowledge of any material information concerning Magna, or concerning the Magna Class A Subordinate Voting Shares, that has not been generally disclosed.

DATED at Concord, Ontario, on January 10, 2005.
By: (Signed) KLAUS BLICKLE President	By: (Signed) ANTHONY E. DOBRANOWSKI Vice Chairman and Chief Financial Officer
On behalf of the Tesma Board
By: (Signed) OSCAR B. MARX, III Director	By: (Signed) M. DOUGLAS YOUNG Director

EXHIBIT A

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the plan of arrangement (the "Arrangement") under section 182 of the Business Corporations Act (Ontario) (the "OBCA") involving Tesma International Inc. ("Tesma"), the full text of which is attached as Exhibit C to the Management Information Circular/Proxy Statement (the "Circular") of Tesma dated January 10, 2005, as the same may be or may have been modified or amended, is hereby authorized, approved and adopted;

2.
notwithstanding that this resolution has been passed by the Shareholders (as defined in the Circular) or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Tesma are hereby authorized and empowered without further notice to, or approval of, the Shareholders (i) to amend the arrangement agreement entered into between Tesma and Magna International Inc. on December 23, 2004 (the "Arrangement Agreement") or the Plan of Arrangement to the extent permitted by the Arrangement Agreement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; and

3.
any one or more officers of Tesma is/are hereby authorized and directed, for and on behalf of Tesma (and whether under the corporate seal of Tesma or otherwise), to execute and to deliver Articles of Arrangement, all such other agreements, instruments, certificates, amendments and other documents, and to perform or cause to be performed all such other acts and things as such officer(s) may determine to be required, necessary or desirable in order to implement the Arrangement or otherwise give effect to the foregoing resolutions and the matters authorized hereby; and the execution of any such agreement, instrument, certificate, amendment or other document or the performance of any such act or thing shall be conclusive evidence of such determination by such officer(s).

A-1

EXHIBIT B

         MAGNA INTERNATIONAL INC.
and
TESMA INTERNATIONAL INC.

ARRANGEMENT AGREEMENT December 23, 2004

ARTICLE 5
CLOSING CONDITIONS		B-17
5.1	Conditions in Favour of Tesma	B-17
5.2	Conditions in favour of Magna	B-18
ARTICLE 6
TERMINATION		B-19
6.1	Termination	B-19
6.2	Remedies	B-20
6.3	Expenses	B-20
ARTICLE 7
CLOSING ARRANGEMENTS		B-20
7.1	Closing	B-20
ARTICLE 8
MISCELLANEOUS		B-21
8.1	Notices	B-21
8.2	Counterparts	B-21

ARRANGEMENT AGREEMENT

        THIS AGREEMENT made the 23rd day of December, 2004.

B E T W E E N:

MAGNA INTERNATIONAL INC., a corporation existing under the laws of the Province of Ontario,
(hereinafter referred to as "Magna"),
— and —
TESMA INTERNATIONAL INC., a corporation existing under the laws of the Province of Ontario,
(hereinafter referred to as "Tesma").

        WITNESSES THAT in consideration of the respective covenants, agreements, representations and warranties of the Parties hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each Party, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1   Definitions.

        For the purposes of this Agreement (including the schedules hereto), unless the context otherwise requires, capitalized terms not otherwise defined below have the respective meanings ascribed thereto in the Plan of Arrangement and the following terms have the respective meanings set out below with grammatical variations having corresponding meanings:

  "Agreement" means this agreement, including all exhibits and schedules hereto, and all amendments or restatements as permitted hereunder;

  "Applicable Laws" means all applicable federal, provincial, state, municipal and local statutes, laws, by-laws, regulations, ordinances, orders, enactments, directives and rules and all injunctions, decisions, directives, judgments and orders of any Governmental Entity having jurisdiction in respect of a particular matter and all amendments thereto as of the Effective Time and which have the force of law in any jurisdiction in which Magna or any member of the Tesma Group conducts business;

  "authorized officers" means, in the case of Magna: Vincent J. Galifi, J. Brian Colburn and Jeffrey O. Palmer; and, in the case of Tesma: Anthony E. Dobranowski and Stefan T. Proniuk;

  "Business Day" means any day on which commercial banks are generally open for business in Toronto, Ontario and New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario or New York, New York under Applicable Laws;

  "Contract" means any agreement, contract, lease, licence, permit, franchise, purchase order, commitment, engagement, option, indenture, mortgage, deed, instrument or other legally binding obligation, whether written, oral or implied;

  "Encumbrance" means any lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest, option, adverse claim or other encumbrance, or any Contract to create any of the foregoing;

  "Magna Material Contract" means any Contract to which Magna or any of its Subsidiaries (excluding any member of the Tesma Group) is a party or by which Magna or any of its Subsidiaries (excluding any member of the Tesma Group) is bound that is material to the business, operations or prospects of Magna and its Subsidiaries taken as a whole;

  "Material Adverse Effect", in respect of a Party, means any matter, event or occurrence that: (i) has materially adversely affected or would reasonably be expected to materially adversely affect the business, financial condition or prospects of that Party and its Subsidiaries, taken as a whole; (ii) has materially impaired or would reasonably be expected to materially impair the ability of such Party to conduct its business in the ordinary course; or (iii) prevents or would reasonably be expected to prevent or significantly delay the completion of the Arrangement or the Party's ability to perform its obligations under this Agreement, provided that none of the following shall constitute a Material Adverse Effect: (a) matters, events or occurrences in general political, financial or economic conditions, industry trends and similar matters that generally affect the economy in the markets in which that Party and its Subsidiaries do business or the securities markets in Canada or the United States or the industry in which that Party and its Subsidiaries compete and which do not have a materially disproportionate adverse effect on that Party and its Subsidiaries, taken as a whole; (b) matters, events or occurrences resulting from the announcement or implementation of the transaction contemplated by this Agreement and the going-private transactions of Intier Automotive Inc. and Decoma International Inc. announced by Magna on October 25, 2004; and (c) matters, events or occurrences publicly disclosed or disclosed in writing by that Party to an authorized officer of the other Party prior to the execution of this Agreement;

  "Outside Date" means April 30, 2005 or such later date as may be mutually agreed from time to time by the Parties;

  "Party" means a signatory to this Agreement;

  "person" includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

  "Plan of Arrangement" means the plan of arrangement substantially in the form annexed hereto as Exhibit A and any amendments or variations made thereto in accordance with this Agreement or such plan of arrangement;

  "Policy Q-27" means Policy Statement Q-27: Protection of minority securityholders in the course of certain transactions of the Autorité des marchés financiers du Québec;

  "Pre-Effective Date Period" means the period from the date of this Agreement to the Effective Time;

  "Rule 61-501" means Rule 61-501 — Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions of the Ontario Securities Commission;

  "Securities Act" means the Securities Act (Ontario), as now in effect and as it may be amended from time to time prior to the Effective Time;

  "Senior Notes" means the 6.22% Senior Notes of Tesma due May 25, 2006 issued pursuant to the Note Purchase Agreements dated as of May 25, 1999 between Tesma and the purchasers of Senior Notes thereunder;

  "Subsidiary" means, in respect of a Party, a subsidiary (as that term is defined in the OBCA as now in effect) of that Party and any other person in which such Party has a direct or indirect controlling interest or a joint-controlling interest;

  "Tesma Assets" means all the property and assets owned or leased by any member of the Tesma Group, whether real or personal, tangible or intangible;

  "Tesma Business" means the business and operations currently carried on by the Tesma Group;

  "Tesma Business Plan" means, for any financial year, the business plan for such financial year forming part of the three year business plan presented to, and approved by, Tesma's board of directors, together with the capital expenditures budget for such financial year as separately approved by Tesma's board of directors, in each case as may be reviewed and/or updated throughout the course of the applicable financial year in presentations made to Tesma's board of directors;

  "Tesma Circular" means the management information circular/proxy statement, including all schedules and exhibits thereto, substantially in the form annexed hereto as Exhibit B, and any amendments or supplements made thereto in accordance with this Agreement;

  "Tesma Group" means Tesma and its Subsidiaries;

  "Tesma Material Contract" means any Contract to which any member of the Tesma Group is a party or by which any member of the Tesma Group is bound that is material to the business, operations or prospects of the Tesma Group taken as a whole;

  "Tesma Minority Shareholders" means all Tesma Shareholders, excluding Magna and its Subsidiaries; and

  "Valuation and Fairness Opinion" means the formal valuation in respect of the Arrangement prepared in accordance with Rule 61-501 and Policy Q-27 and the fairness opinion in the form delivered by UBS Securities Canada Inc. to the special committee of Tesma's board of directors, as described in and appended to the Tesma Circular.

1.2   Currency.

        Unless otherwise indicated, all dollar amounts in this Agreement are expressed in Canadian funds.

1.3   Sections and Headings.

        The division of this Agreement into Articles and Sections, the insertion of headings and the inclusion of a table of contents are for reference purposes only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an Article, a Section, a Schedule or an Exhibit refers to the specified Article or Section of, or Schedule or Exhibit to, this Agreement.

1.4   Interpretation.

        In this Agreement, words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders. Wherever the word "include" or any grammatical variation appears in this Agreement, it shall be deemed to be followed by the phrase "without limitation".

1.5   Entire Agreement.

        This Agreement, together with the documents to be delivered pursuant to this Agreement, constitutes the entire agreement between the Parties concerning the Arrangement and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties, indemnities or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter of this Agreement except as provided in this Agreement.

1.6   Time of Essence.

        Time shall be of the essence of this Agreement.

1.7   Applicable Law.

        This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province, and each Party unconditionally submits to the non-exclusive jurisdiction of the courts of the Province of Ontario.

1.8   Severability.

        If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, then (a) such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions, and each provision is declared to be separate, severable and distinct, and (b) the Parties shall negotiate in good faith to replace such provision with a valid, legal and enforceable provision having, to the extent possible, the same economic effect as the replaced provision.

1.9   Successors and Assigns.

        This Agreement shall enure to the benefit of and shall be binding on, and enforceable by, the Parties and, where the context so permits, their respective successors and permitted assigns. Neither Party may assign any of its rights or obligations hereunder without the prior written consent of the other Party.

1.10 Amendment and Waivers.

        No amendment or waiver of any provision of this Agreement shall be binding on either Party unless consented to in writing by that Party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided. Magna acknowledges that this Agreement is the first definitive agreement entered into by it in furtherance of the three privatization proposals announced by it on October 25, 2004. In the event that, prior to the date of the Tesma Meeting, Magna enters into a definitive agreement providing for the privatization of either of its other two public subsidiaries by way of a court-approved plan of arrangement and such definitive agreement contains non-pricing terms or conditions that are significantly more advantageous to the non-Magna shareholders of the relevant public subsidiary, Magna and Tesma will discuss in good faith whether such terms or conditions are equally applicable to the transactions contemplated by this Agreement, having regard to all the circumstances surrounding the respective privatization transactions. Magna and Tesma agree to amend this Agreement to reflect such changes as they may mutually determine, with each party acting reasonably and in good faith, to be so applicable to the transactions contemplated by this Agreement.

1.11 Business Day.

        Any action or payment required or permitted to be taken or made hereunder on a day that is not a Business Day may be taken or made on the next following Business Day.

1.12 Exhibits and Schedules.

        The following Exhibits and Schedules are attached to and form part of this Agreement:

Exhibit	Description
Exhibit A	Plan of Arrangement
Exhibit B	Tesma Circular
Schedule	Description
Schedule 3.1(d)	Tesma Consents and Approvals
Schedule 3.1(f)	Ownership of Tesma's Subsidiaries
Schedule 3.2(c)	Magna Consents and Approvals

ARTICLE 2
THE ARRANGEMENT

2.1   Plan of Arrangement.

        Subject to the provisions of this Agreement, including satisfaction or waiver of the conditions set out in Sections 5.1 and 5.2, Tesma and Magna agree to complete the Arrangement in accordance with the terms of the Plan of Arrangement.

2.2   Implementation Steps by Tesma.

        Without limiting the generality of Section 2.1, subject to the terms and conditions of this Agreement, Tesma shall take the following actions as soon as reasonably practicable:

  (a)
  finalize the Tesma Circular and related documentation in connection with the Tesma Meeting in accordance with Section 2.3;

  (b)
  apply for the Interim Order in accordance with Section 2.4;

  (c)
  convene and hold the Tesma Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution;

  (d)
  solicit proxies in respect of the Arrangement Resolution and, for that purpose and at Magna's expense and direction, using the services of dealers and proxy solicitation agents to solicit proxies in favour of the Arrangement Resolution;

  (e)
  subject to obtaining the approvals required by the Interim Order, use commercially reasonable efforts to pursue the application to the Court for the Final Order; and

  (f)
  subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained, on the date contemplated in Section 7.1, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement.

2.3   Tesma Circular and Meeting.

  (a)
  Tesma shall prepare the Tesma Circular and shall permit Magna and its counsel to review and comment on the Tesma Circular, all documents sent with the Tesma Circular, all documents filed with the Court in connection with the transactions contemplated hereby and any amendments thereto. As soon as reasonably practicable and after obtaining the Interim Order, Tesma shall cause the Tesma Circular and other documentation required in connection with the Tesma Meeting to be sent to Tesma Shareholders and to be filed with applicable Governmental Entities, as required by the Interim Order and Applicable Laws. Tesma shall not file or send to Tesma Shareholders the Tesma Circular or other documentation relating to the Tesma Meeting without the approval of Magna, such approval not to be unreasonably withheld or delayed.

  (b)
  Tesma and, to the extent applicable, Magna shall ensure that the Tesma Circular and such other documents and filings comply in all material respects with the requirements of the OBCA and other Applicable Laws. In particular, Tesma shall ensure that the Tesma Circular does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information provided by Magna).

  (c)
  Magna shall ensure that any information provided by Magna for inclusion or incorporation by reference into the Tesma Circular does not, as of its date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made.

2.4   Interim and Final Orders.

  (a)
  The application referred to in Section 2.2(b) shall request that the Interim Order provide:

  (i)
  for the class of persons to whom notice is to be provided in respect of the Arrangement Resolution and the Tesma Meeting and the manner in which such notice is to be provided;

  (ii)
  that the requisite approval for the Arrangement Resolution shall be: (I) 66 2/3% of the votes cast on the Arrangement Resolution by Holders of Tesma Class A Shares, voting separately as a class, present in person or represented by proxy at the Tesma Meeting (such that each Holder of Tesma Class A Shares is entitled to one vote for each Tesma Class A Share held); (II) a written resolution of all Holders of Tesma Class B Shares voting separately as a class; and (III) "minority approval" as required by Rule 61-501 and Policy Q-27;

    (iii)
    that, in all other respects, the provisions of the by-laws and articles of Tesma, including quorum requirement and all other applicable matters, shall apply in respect of the Tesma Meeting; and

    (iv)
    for the grant of the Dissent Rights.

  (b)
  The application for the Final Order referred to in Section 2.2(e) shall advise the Court that the Final Order will be relied upon for purposes of Section 3(a)(10) of the United States Securities Act of 1933 to exempt the issuance of Magna Class A Shares from the registration requirements of such Act.

2.5   Securities Compliance.

        Magna and, to the extent applicable, Tesma shall use their reasonable efforts to obtain all orders required under Applicable Laws from the Governmental Entities to permit the issuance and first resale of the Magna Class A Shares to be issued pursuant to the Arrangement without qualification with, or approval of, or the filing of a prospectus or similar document with, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity under any applicable securities laws in Canada or the United States or pursuant to the rules and regulations of any Governmental Entity administering such laws (other than, with respect to such first resales, any restrictions on transfer or conditions to be satisfied by reason of, among other things, the application of section 2.6 of Multilateral Instrument 45-102 and equivalent provisions, and a Holder being a "control person" for the purposes of applicable securities laws).

2.6   Preparation of Filings.

  (a)
  The Parties shall cooperate in:

  (i)
  the preparation of any application for the orders and the preparation of any other documents reasonably considered by the Parties to be necessary to discharge their respective obligations under Applicable Laws in connection with the transactions contemplated hereby; and

  (ii)
  the taking of all such actions as may be required under Applicable Laws in connection with the transactions contemplated hereby.

  (b)
  Each Party shall furnish to the other Party all such information concerning it and its Subsidiaries as may reasonably be required to effect the actions described in Sections 2.3 and 2.5 and the foregoing provisions of this Section 2.6, and each Party covenants that no information furnished by it in connection with such actions or otherwise in connection with the consummation of the Arrangement and the transactions contemplated thereby will contain any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or to be used.

  (c)
  Each Party shall promptly notify the other if at any time before the Effective Time it becomes aware that the Tesma Circular or an application for an order described in Sections 2.2, 2.4, 2.5 or 2.6(a)(i) contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Tesma Circular or such application. In any such event, the Parties shall cooperate in the preparation of a supplement or amendment to the Tesma Circular or such other document, as required and as the case may be, and, if required, shall cause the same to be distributed to Tesma Shareholders and/or filed with applicable Governmental Entities.

2.7   Fiduciary Duties.

        Nothing contained herein shall be construed to require the board of directors of either Party to take or refrain from taking any action that would be inconsistent with its obligation to properly discharge its fiduciary duties under Applicable Laws as advised by its counsel. Without limiting the generality of the foregoing and notwithstanding any other provision of this Agreement, the board of directors of Tesma may delay the holding of the Tesma Meeting in order to communicate to Tesma Shareholders any decision to change its recommendation or to seek an amendment to the Arrangement, the Interim Order or the terms of this Agreement, consistent, in each case, with the proper discharge of its fiduciary duties, provided that Tesma shall have notified Magna regarding its intention to do any of the foregoing prior to taking any steps in connection therewith.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1   Representations and Warranties of Tesma.

        Subject to Section 3.3, Tesma represents and warrants to and in favour of Magna as follows and acknowledges that Magna is relying on such representations and warranties in entering into this Agreement:

          (a)    Existence.    Tesma is a corporation validly existing under the laws of the Province of Ontario, and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement and the Plan of Arrangement.

          (b)    Corporate Authority and Enforceability.    Subject to obtaining the shareholder approvals referred to in Sections 5.1(d) and 5.2(d) and the receipt of the Interim Order and the Final Order, Tesma has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Tesma and is a legal, valid and binding obligation of Tesma, enforceable against Tesma by Magna in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

          (c)    Recommendation of Tesma Board of Directors.    Prior to the date hereof, the board of directors of Tesma has (i) received the Valuation and Fairness Opinion from UBS Securities Canada Inc. to the effect that, among other things, as of the date of the fairness opinion forming part of such Valuation and Fairness Opinion, the consideration offered to Holders of Tesma Class A Shares under the Plan of Arrangement is fair, from a financial point of view to Tesma Minority Shareholders, (ii) unanimously determined that the Arrangement is fair to Tesma Minority Shareholders and is in the best interests of Tesma and (iii) unanimously passed a resolution recommending that Tesma Shareholders vote in favour of the Arrangement Resolution.

          (d)    No Violation.    Except for the requirement to obtain the approvals disclosed in Schedule 3.1(d), the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of any member of the Tesma Group under (i) any Tesma Material Contract, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders or similar organizational document of any member of the Tesma Group, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over any member of the Tesma Group or (iv) any Applicable Law. Except as disclosed in Schedule 3.1(d), no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by any member of the Tesma Group in connection with the execution and delivery of this Agreement or the consummation by Tesma of the Arrangement.

          (e)    Share Capital.    The authorized share capital of Tesma consists of an unlimited number of Tesma Class A Shares, an unlimited number of Tesma Class B Shares and an unlimited number of Preferred Shares, issuable in series, of which 18,271,329 Tesma Class A shares, 14,223,900 Tesma Class B Shares and no Tesma Preferred Shares are issued and outstanding as of the date of this Agreement. In addition, as of the date of this Agreement, Tesma Options to acquire an aggregate of 1,461,450 Tesma Class A Shares have been granted and are outstanding. Except for such Tesma Options and the conversion privileges attached to the Tesma Class B Shares outstanding, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating Tesma to issue or sell any shares of Tesma or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of Tesma. All Tesma Shares outstanding have been duly authorized and issued and are validly outstanding as fully paid and non-assessable shares. There are no bonds, debentures or other evidences of indebtedness of Tesma outstanding having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with Tesma Shareholders on any matter. No holder of securities issued by Tesma has any right to compel Tesma to register or otherwise qualify securities for public sale in Canada, the United States or elsewhere.

          (f)    Tesma Subsidiaries.    Except as disclosed in Schedule 3.1(f), Tesma (directly or indirectly through one or more of its Subsidiaries) owns beneficially all the issued and outstanding shares or other ownership, voting or economic interests in each of Tesma's Subsidiaries, free and clear of all Encumbrances. Except as disclosed in Schedule 3.1(f), there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating any Subsidiary of Tesma to issue or sell any of its shares or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of such Subsidiary. All shares or other ownership, voting or economic interests outstanding in each of Tesma's Subsidiaries have been duly authorized and validly issued. There are no bonds, debentures or other evidences of indebtedness of any Subsidiary of Tesma outstanding having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with such Subsidiary's shareholders on any matter. Each Subsidiary of Tesma is validly existing under the laws of its jurisdiction of formation and has all necessary power and authority to carry on its business as now conducted and to own or lease and operate its assets.

          (g)    Absence of Unusual Transactions or Events.    Except as publicly disclosed or disclosed to an authorized officer of Magna prior to the execution of this Agreement, since December 31, 2003: (i) the Tesma Business has been carried on only in the ordinary course of business, consistent with past practice or in accordance with the Tesma Business Plan; and (ii) no matter, event or occurrence has occurred that constitutes a Material Adverse Effect in respect of Tesma.

          (h)    Absence of Litigation.    Except as publicly disclosed or disclosed to an authorized officer of Magna prior to the execution of this Agreement, there are no actions, suits, proceedings or investigations (whether or not purportedly on behalf of any member of the Tesma Group) in respect of which any member of the Tesma Group is a party or, to the actual knowledge (after reasonable enquiry) of an authorized officer of Tesma, which are threatened against or would reasonably be expected to affect any member of the Tesma Group at law or in equity or before or by any Governmental Entity, and no authorized officer of Tesma is aware (after reasonable enquiry) of any ground on which any such action, suit, proceeding or investigation might be commenced with any reasonable likelihood of success.

          (i)    No Undisclosed Liabilities.    There are no liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether or not determined or determinable) of any member of the Tesma Group other than those:

    (i)
    disclosed or reflected in the unaudited consolidated financial statements of Tesma for the nine months ended September 30, 2004;

    (ii)
    arising in the ordinary course of business up to September 30, 2004 and not required by Canadian generally accepted accounting principles to be disclosed or reflected in the financial statements referred to in (i) above;

    (iii)
    arising after September 30, 2004 in the ordinary course of business; or

    (iv)
    publicly disclosed or disclosed to an authorized officer of Magna prior to the execution of this Agreement.

          (j)    Reporting Issuer Status.    Tesma is a reporting issuer under the Securities Act and is not in default of any of its requirements under Part XVIII thereof or any other continuous disclosure requirements under any Applicable Laws. The documents or information filed by Tesma under applicable securities laws did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading in light of the circumstances in which they are made. Tesma has not filed any confidential material change report or similar disclosure document with any securities regulatory authority or stock exchange which remains confidential as of the date of this Agreement.

3.2   Representations and Warranties of Magna.

        Subject to Section 3.3, Magna represents and warrants to and in favour of Tesma as follows and acknowledges that Tesma is relying on such representations and warranties in entering into this Agreement:

          (a)    Existence.    Magna is a corporation validly existing under the laws of the Province of Ontario, and has all necessary corporate power and authority to carry on its business as now conducted, to own or lease and operate its assets and to execute, deliver and perform its obligations under this Agreement and the Plan of Arrangement.

          (b)    Corporate Authority and Enforceability.    Magna has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement. This Agreement has been duly executed and delivered by Magna and is a legal, valid and binding obligation of Magna, enforceable against Magna by Tesma in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

          (c)    No Violation.    Except for the requirement to obtain the approvals disclosed in Schedule 3.2(c), the execution, delivery and performance of this Agreement does not, and will not, result in a breach or violation of any of the provisions of or constitute a default under, or conflict with or cause the acceleration of any obligation of Magna or its Subsidiaries (excluding members of the Tesma Group) under (i) any Magna Material Contract, (ii) any provision of the articles, by-laws or resolutions of the board of directors (or any committee thereof) or shareholders of Magna, (iii) any judgment, decree, order or award of any Governmental Entity having jurisdiction over Magna or (iv) any Applicable Law. Except as disclosed in Schedule 3.2(c), no consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained or made, as the case may be, by Magna in connection with the execution and delivery of this Agreement or the consummation by Magna of the Arrangement.

          (d)    Magna Shares.    The Magna Class A Shares required to be issued pursuant to the Arrangement will be duly authorized and validly issued by Magna as fully paid and non-assessable shares and, subject to Magna having obtained all orders and approvals required from applicable Governmental Entities to permit the issuance, listing and first resale of the Magna Class A Shares, will be freely tradable under applicable securities laws in Canada and the United States or pursuant to the rules and regulations of any Governmental Entity administering such laws (other than with respect to such first resales, any restrictions on transfer or conditions to be satisfied by reason of, among other things, the application of section 2.6 of Multilateral Instrument 45-102 and equivalent provisions, and a Holder being a "control person" for the purposes of applicable securities laws). The Magna Class A Shares to be issued upon the exercise of Magna Replacement Options and Tesma Continuing Options have been duly authorized and, when issued upon the exercise of such options and payment in full of the relevant exercise or subscription price, will be validly issued by Magna as fully paid and non-assessable shares and, subject to Magna having obtained all orders and approvals required from applicable Governmental Entities to permit the issuance, listing and first resale of the Magna Class A Shares, will be freely tradable under applicable securities laws in Canada and the United States or pursuant to the rules and regulations of any Governmental Entity administering such laws (other than with respect to such first resales, any restrictions on transfer or conditions to be satisfied by reason of, among other things, the application of section 2.6 of Multilateral Instrument 45-102 and equivalent provisions, and a Holder being a "control person" for the purposes of applicable securities laws).

          (e)    Share Capital.    The authorized share capital of Magna consists of an unlimited number of Magna Class A Shares, 1,412,341 Magna Class B Shares and 99,760,000 Preferred Shares, issuable in series, of which 95,850,376 Magna Class A shares, 1,093,983 Magna Class B Shares and no Magna Preferred Shares are issued and outstanding as of the date of this Agreement. In addition, as of the date of this Agreement, Magna Options to acquire an aggregate of 2,626,376 Magna Class A Shares have been granted and are outstanding. Except for such Magna Options and the conversion privileges attached to the Magna Class B

  Shares outstanding or as contemplated by this Agreement, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contractual or otherwise) obligating Magna to issue or sell any shares of Magna or securities or obligations of any kind convertible into or exchangeable for any shares or other securities of Magna. All Magna Shares outstanding have been duly authorized and issued and are validly outstanding as fully paid and non-assessable shares. There are no bonds, debentures or other evidences of indebtedness of Magna outstanding having the right to vote (or that are convertible for or exercisable into securities having the right to vote) with shareholders of Magna on any matter.

          (f)    Absence of Litigation.    Except as publicly disclosed or disclosed to an authorized officer of Tesma prior to the execution of this Agreement, there are no actions, suits, proceedings or investigations (whether or not purportedly on behalf of Magna) in respect of which Magna is a party or, to the actual knowledge (after reasonable enquiry) of an authorized officer of Magna, which are threatened against or would reasonably be expected to affect Magna at law or in equity or before or by any Governmental Entity, and no authorized officer of Magna is aware (after reasonable enquiry) of any ground on which any such action, suit, proceeding or investigation might be commenced with any reasonable likelihood of success.

          (g)    No Material Adverse Effect.    Except as publicly disclosed, since December 31, 2003, no matter, event or occurrence has occurred that constitutes a Material Adverse Effect in respect of Magna.

          (h)    No Undisclosed Liabilities.    There are no liabilities or obligations (whether absolute, accrued, contingent or otherwise and whether or not determined or determinable) of Magna or its Subsidiaries (excluding members of the Tesma Group), other than those:

    (i)
    disclosed or reflected in the unaudited consolidated financial statements of Magna for the nine months ended September 30, 2004;

    (ii)
    arising in the ordinary course of business up to September 30, 2004 and not required by Canadian generally accepted accounting principles to be disclosed or reflected in the financial statements referred to in (i) above;

    (iii)
    arising after September 30, 2004 in the ordinary course of business; or

    (iv)
    publicly disclosed or disclosed to an authorized officer of Tesma prior to the execution of this Agreement.

          (i)    Reporting Issuer Status.    Magna is a reporting issuer under the Securities Act and is not in default of any of its requirements under Part XVIII thereof or any other continuous disclosure requirements under any Applicable Laws. The documents or information filed by Magna under applicable securities laws did not, as of their respective dates, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading in light of the circumstances in which they are made. Magna has not filed any confidential material change report or similar disclosure document with any securities regulatory authority or stock exchange which remains confidential as of the date of this Agreement.

3.3   Materiality.

        Each of the representations and warranties in Sections 3.1 and 3.2, other than the representations and warranties in Sections 3.1(c), 3.1(g)(ii), 3.2(d) and 3.2(g) shall be deemed for all purposes of this Agreement to be true and correct unless the inaccuracy of the representation and warranty constitutes a Material Adverse Effect for the Party making the representation and warranty.

3.4   Expiry of Representations and Warranties.

        All representations and warranties contained in this Agreement and in all certificates delivered pursuant to this Agreement shall terminate on the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

ARTICLE 4
COVENANTS

4.1   Covenants of Tesma.

        Without in any way limiting the obligations of Tesma under this Agreement, except (x) as contemplated hereby, or (y) as otherwise agreed in writing by Tesma and Magna during the Pre-Effective Date Period:

          (a)    Conduct Business in the Ordinary Course.    Tesma shall (i) cause the Tesma Group to conduct the Tesma Business in all material respects in the ordinary course of business, consistent with past practice or in accordance with the Tesma Business Plan, and (ii) not do or permit to be done or refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation and warranty (as qualified pursuant to Section 3.3) or a material breach of any covenant or other provision of this Agreement;

          (b)    Litigation.    Tesma shall promptly supply to Magna copies of all litigation or legal proceedings pertaining to the Tesma Business or any member of the Tesma Group which may arise subsequent to the execution of this Agreement (subject to such precautions as Tesma may reasonably require to protect matters of privilege for Tesma) and shall also advise Magna promptly in writing of any actual or threatened litigation or other legal proceeding pertaining to the Tesma Business or any member of the Tesma Group which may arise prior to the Effective Time, in each case, where such litigation or legal proceeding could reasonably be expected to have a Material Adverse Effect in respect of Tesma;

          (c)    No Distributions.    Tesma shall not declare, set aside or pay any dividends or other distributions, whether or not in cash, with respect to any shares or other equity securities of Tesma, other than quarterly cash dividends declared and paid in the ordinary course consistent with past practice, including the dividend announced by Tesma on December 23, 2004;

          (d)    No Issuance.    Tesma shall not issue or agree to issue any shares or other equity securities, other than in connection with the exercise of options granted under the Tesma Stock Option Plan or the conversion of Tesma Class B Shares into Tesma Class A Shares in accordance with their terms, or grant any options or rights to purchase or otherwise acquire any such shares or securities other than the grant of options to officers and/or employees of Tesma in the ordinary course in accordance with Tesma's compensation review practices;

          (e)    Maintenance of Assets.    Tesma shall not permit any member of the Tesma Group to sell, loan, encumber or otherwise dispose of any material portion of the Tesma Assets other than in the ordinary course of business or in accordance with the Tesma Business Plan;

          (f)    Senior Notes.    Tesma shall, in consultation with Magna, seek the consent of the holders of Senior Notes to the Plan of Arrangement;

          (g)    Corporate Actions.    Except to the extent necessary to carry out its obligations under this Agreement, Tesma shall not:

    (i)
    amend its articles, by-laws or other organizational documents;

    (ii)
    acquire, or agree to acquire, whether by way of purchase of shares or assets, amalgamation, merger, consolidation, lease or otherwise, any business undertaking that would be material to the Tesma Business, taken as a whole, or the consolidated financial condition of Tesma, except in accordance with the Tesma Business Plan or as otherwise disclosed to an authorized officer of Magna prior to the execution of this Agreement; or

    (iii)
    incur any indebtedness for borrowed money, issue or sell any debt securities or guarantee the payment of any indebtedness for borrowed money, except (A) intercompany advances and payments as part of its usual banking and financing arrangements or other transactions in the ordinary course of business, consistent with past practice, (B) actions taken in accordance with the Tesma Business Plan, or (C) as otherwise disclosed to an authorized officer of Magna prior to the execution of this Agreement;

          (h)    Notice of Certain Events.    Tesma shall promptly advise an authorized officer of Magna orally and, if then requested by Magna, in writing if Tesma becomes aware of:

    (i)
    any event occurring after the date of this Agreement that would reasonably be expected to render any of the representations and warranties given by Tesma in this Agreement untrue or inaccurate (as qualified by Section 3.3) if made on or as of the Effective Date; or

    (ii)
    any matter, event or occurrence that constitutes a Material Adverse Effect in respect of Tesma;

          (i)    Proxy, Voting and Cash Election Results.    Advise Magna as requested, and on a daily basis on each of the last seven Business Days prior to the Tesma Meeting, as to the aggregate tally of the proxies, votes and Cash Elections received in respect of the Tesma Meeting and the Arrangement;

          (j)    Dissent Rights and Security Holder Claims.    Provide Magna with a copy of any purported exercise of Dissent Rights and written communications with any Holders of Tesma Class A Shares exercising or purporting to exercise Dissent Rights, and not settle or compromise any claim brought by any present, former or purported Holder of Tesma Class A Shares in connection with the Arrangement, whether in connection with the exercise of Dissent Rights or otherwise;

          (k)    Pre-Closing Reorganizations.    If requested by Magna, during the Pre-Effective Date Period, Tesma will use commercially reasonable efforts to maximize present and future planning opportunities for Magna and Tesma as a Subsidiary of Magna as and to the extent that the same shall not prejudice Tesma, such prejudice to be determined as if the Arrangement were not completed, and provided that (i) the amount of consideration to be paid to Tesma Shareholders is not decreased and the nature of consideration will not change, (ii) any transactions undertaken in furtherance of such opportunities will not unreasonably delay or impede the carrying out of the Arrangement, and (iii) any such transaction will not otherwise adversely affect Tesma Shareholders or holders of Tesma Options. If, at the request of Magna, Tesma effects any transaction before the Effective Date for such purposes, Magna will be responsible for all unwinding costs if the Arrangement is not consummated; and

          (l)    Solicitation of Proxies.    Magna shall be permitted to solicit proxies on behalf of management of Tesma in respect of the Arrangement Resolution.

4.2   Covenants of Magna.

        Without in any way limiting the obligations of Magna under this Agreement, except (x) as contemplated hereby, or (y) as otherwise agreed in writing by Tesma and Magna during the Pre-Effective Date Period:

          (a)    Valuation and Fairness Opinion.    Magna shall pay the reasonable and documented fees and expenses of UBS Securities Canada Inc. in respect of the Valuation and Fairness Opinion;

          (b)    Litigation.    Magna shall advise Tesma promptly in writing of any actual or threatened litigation or other legal proceeding pertaining to Magna's business or Magna which may arise prior to the Effective Time, in each case, where such litigation or legal proceeding could reasonably be expected to have a Material Adverse Effect in respect of Magna;

          (c)    Restriction on Certain Activities.    Magna shall not do or permit to be done or refrain from doing any action that, if effected before the date of this Agreement, would constitute a breach of any representation and warranty (as qualified pursuant to Section 3.3) or a material breach of any covenant or other provision of this Agreement;

          (d)    No Distributions.    Magna shall not declare, set aside or pay any dividends or other distributions, whether or not in cash, with respect to any shares or other equity securities of Magna, other than quarterly cash dividends declared and paid in the ordinary course consistent with past practice, unless Magna correspondingly adjusts the Exchange Ratio to reflect such non-ordinary-course quarterly cash dividends or other distributions;

          (e)    Notice of Certain Events.    Magna shall promptly advise an authorized officer of Tesma orally and, if then requested by Tesma, in writing if Magna becomes aware of:

    (i)
    any event occurring after the date of this Agreement that would reasonably be expected to render any of the representations and warranties given by Magna in this Agreement untrue or inaccurate (as qualified by Section 3.3) if made on or as of the Effective Date; or

    (ii)
    any matter, event or occurrence that constitutes a Material Adverse Effect in respect of Magna;

          (f)    Listing of Magna Class A Shares.    Magna shall use commercially reasonable efforts to cause the listing on the TSX and NYSE of the Magna Class A Shares to be issued at the Effective Time and upon the exercise of Magna Replacement Options and Tesma Continuing Options, and, following the Arrangement, the de-listing from the TSX and NASDAQ of the Tesma Class A Shares;

          (g)    Deposit of Consideration.    In accordance with the Plan of Arrangement and subject to the terms and conditions of this Agreement, Magna shall deposit or cause to be deposited with the Depositary the aggregate cash purchase price, the Magna Class A Shares and the Magna Replacement Options deliverable by Magna and Magna Subco under the Plan of Arrangement;

          (h)    Directors and Officers Insurance.    From the Effective Time up to July 31, 2005, Magna shall maintain its existing directors and officers liability insurance coverage for the benefit of the directors and officers of Magna and its Subsidiaries, including the current directors and officers of Tesma in respect of their activities up to the Effective Time. For the period from August 1, 2005 to July 31, 2006, Magna shall use all reasonable efforts to renew such directors and officers liability insurance coverage on a comparable basis or on a basis that is consistent in terms of risks insured and policy limits with general industry practices at the time of such renewal for similarly-situated global public companies, to the extent that the annual cost of obtaining such renewal insurance does not exceed 200% of the current annual cost of Magna's existing directors and officers liability insurance coverage. Thereafter, until the sixth anniversary of the Effective Date, Magna may maintain, modify or discontinue such directors and officers liability insurance in such manner as may be approved by a majority of Magna's outside directors, in which case any such renewal insurance policy in effect during such period shall continue to benefit the current outside directors of Tesma in respect of their activities up to the Effective Time (to the extent available) on the same basis as the outside directors of Magna. The provisions of this paragraph (h) are intended to be for the benefit of, and will be enforceable by, each indemnified person, his or her heirs and representatives.

          (i)    Indemnities.    Tesma's obligations pursuant to indemnities provided or available to past and present directors and officers of Tesma pursuant to the provisions of Tesma's articles of incorporation and bylaws, Applicable Laws and any written indemnity agreements entered into between Tesma and such directors or officers shall continue in full force and effect (and the relevant provisions of Tesma's articles of incorporation, bylaws and such written indemnity agreements shall not be amended or modified to reduce such obligations in any respect) in accordance with their terms. In addition, to the extent permitted by Applicable Laws, for a period of six (6) years from the Effective Time Magna agrees to indemnify the directors of Tesma for any liability they incur as a result of the performance of their obligations under this Agreement to the extent such liability is not covered by any directors and officers liability insurance policy or under the articles and by laws or indemnity agreements referred to above. The provisions of this paragraph (i) are intended to be for the benefit of, and will be enforceable by, each indemnified person and his or her heirs and representatives. Nothing herein shall limit the right of Magna to cause Tesma or its Subsidiaries to be amalgamated or merged into or otherwise combined with any other entity;

          (j)    Voting.    Magna shall vote, and shall cause its Subsidiaries to vote, any Tesma Shares held by them in favour of the Arrangement;

          (k)    Magna Class A Shares.    Magna shall not make any change in or reclassify the Magna Class A Shares, including by way of consolidation, subdivision, amalgamation, arrangement or merger or a similar transaction, unless Magna and Tesma agree to amend the Plan of Arrangement in an appropriate manner; and

          (l)    Tesma Options.    Magna shall take all actions necessary to support the exchange of the Tesma Options for Magna Replacement Options in accordance with the terms set out in the Plan of Arrangement.

4.3   Implementation.

        (a)    Satisfaction of Conditions.    Each Party shall use its commercially reasonable efforts to satisfy the conditions contained in Article 5 and shall take such measures as are lawful and within its power or control to implement the Arrangement as of the Effective Date in accordance with the terms of this Agreement.

        (b)    Consultation.    The Parties agree to consult with each other in issuing any press releases or otherwise making public statements with respect to this Agreement, the Plan of Arrangement and the Arrangement and in making any filing with any Governmental Entity with respect thereto. Subject to Applicable Laws, each Party shall use its reasonable commercial efforts to enable the other Party to review and comment on all such press releases prior to the release thereof and shall enable the other Party to review and comment on such filings prior to the filing thereof. The Parties agree to issue jointly a press release with respect to the execution of this Agreement as soon as practicable in a form acceptable to both Parties, and each of the Parties agrees to file a copy of this Agreement with the relevant Governmental Entities, if any, as required by Applicable Laws. Each Party agrees not to make any public statement that is inconsistent with such press release.

4.4   Tesma Continuing Options.

        Magna and Tesma agree that upon the exercise of any Tesma Continuing Options in accordance with the terms thereof:

  (a)
  unless otherwise instructed by or on behalf of Tesma, Magna shall issue and deliver to the holder of the exercised Tesma Continuing Option that number of Magna Class A Shares that are subject to the exercise of the Tesma Continuing Option (the "Subject Magna Class A Shares");

  (b)
  in consideration for the issuance of the Subject Magna Class A Shares, Tesma shall pay to Magna an amount (the "Subscription Price") equal to the fair market value of the Subject Magna Class A Shares; and

  (c)
  Tesma may satisfy the Subscription Price in cash or by issuing to Magna shares in the capital stock of Tesma (for certainty, including any successor corporation to Tesma) that have a fair market value equal to the Subscription Price.

ARTICLE 5
CLOSING CONDITIONS

5.1   Conditions in Favour of Tesma.

        The obligations of Tesma hereunder are subject to the satisfaction on or before the Effective Time of the following conditions for the exclusive benefit of Tesma, any of which may be waived in writing by Tesma:

          (a)    Representations and Warranties.    The representations and warranties of Magna contained in this Agreement shall be true and correct at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Magna by two senior officers and delivered to Tesma, such certificate to be in form and substance satisfactory to Tesma, acting reasonably;

          (b)    Covenants.    Magna shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Magna by two senior officers and delivered to Tesma, such certificate to be in form and substance satisfactory to Tesma, acting reasonably;

          (c)    No Material Adverse Effect.    No matter, event or occurrence shall have occurred since the date of this Agreement that constitutes a Material Adverse Effect in respect of Magna;

          (d)    Tesma Shareholder Approvals.    The Arrangement Resolution shall have been approved by Tesma Shareholders as required by the Interim Order;

          (e)    Orders.    Each of the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement and in form and content satisfactory to Tesma, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Tesma, acting reasonably, on appeal or otherwise;

          (f)    Articles of Arrangement.    The Articles of Arrangement shall be in form and content consistent with this Agreement and satisfactory to Tesma, acting reasonably;

          (g)    No Termination of Agreement.    This Agreement shall not have been terminated in accordance with its terms;

          (h)    No Legal Restraint.    No material legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the Arrangement;

          (i)    No Cease Trade Order.    No cease trading or stop order shall have been issued and remain in effect with respect to Magna Class A Shares or the Tesma Class A Shares;

          (j)    Regulatory Approvals.    Magna and Tesma shall have obtained from all appropriate Governmental Entities, in form and substance satisfactory to Tesma, acting reasonably, all such consents and approvals as are required under Applicable Laws to permit the Arrangement, except where failure to obtain such consent or approval would not prevent or make illegal or materially delay the completion of the Arrangement in accordance with its terms; and

          (k)    Listing of Magna Shares.    The Magna Class A Shares issuable pursuant to the Arrangement, including the Magna Class A Shares issuable upon the exercise of Tesma Continuing Options and Magna Replacement Options, shall have been approved for listing on the TSX and NYSE, subject to the filing of required documentation, notice of issuance and other usual requirements, and shall be freely tradable under currently applicable securities laws in Canada and the United States or pursuant to the currently applicable rules and regulations of any Governmental Entity administering such laws.

        Tesma may not rely on the failure to satisfy any of the conditions precedent in Section 5.1 if the condition precedent would have been satisfied but for a material default by Tesma in complying with its obligations under this Agreement.

5.2   Conditions in favour of Magna.

        The obligations of Magna hereunder are subject to the satisfaction on or before the Effective Time of the following conditions for the exclusive benefit of Magna, any of which may be waived in writing by Magna:

          (a)    Representations and Warranties.    The representations and warranties of Tesma contained in this Agreement shall be true and correct at the Effective Time with the same force and effect as if such representations and warranties were made at and as of such time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Tesma by two senior officers and delivered to Magna, such certificate to be in form and substance satisfactory to Magna, acting reasonably;

          (b)    Covenants.    Tesma shall have complied in all material respects with and performed in all material respects its covenants and obligations hereunder that are to be complied with or performed at or before the Effective Time, and a certificate dated the Effective Date to that effect shall have been signed on behalf of Tesma by two senior officers and delivered to Magna, such certificate to be in form and substance satisfactory to Magna, acting reasonably;

          (c)    No Material Adverse Effect.    No matter, event or occurrence shall have occurred since the date of this Agreement that constitutes a Material Adverse Effect in respect of Tesma;

          (d)    Tesma Shareholder Approvals.    The Arrangement Resolution shall have been approved by Tesma Shareholders as required by the Interim Order;

          (e)    Orders.    Each of the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement and in form and content satisfactory to Magna, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Magna, acting reasonably, on appeal or otherwise;

          (f)    Articles of Arrangement.    The Articles of Arrangement shall be in form and content consistent with this Agreement and satisfactory to Magna, acting reasonably;

          (g)    No Termination of Agreement.    This Agreement shall not have been terminated in accordance with its terms;

          (h)    No Legal Restraint.    No material legal or regulatory action or proceeding shall be pending or threatened by any person to enjoin, restrict or prohibit the Arrangement;

          (i)    No Cease Trade Order.    No cease trading or stop order shall have been issued and remain in effect with respect to the Magna Class A Shares or the Tesma Class A Shares;

          (j)    Regulatory Approvals.    Magna and Tesma shall have obtained from all appropriate Governmental Entities, in form and substance satisfactory to Magna, acting reasonably, all such consents and approvals as are required under Applicable Laws to permit the Arrangement, except where failure to obtain such consent or approval would not prevent or make illegal or materially delay the completion of the Arrangement in accordance with its terms;

          (k)    Listing of Magna Shares.    The Magna Class A Shares issuable pursuant to the Arrangement, including the Magna Class A Shares issuable upon the exercise of Tesma Continuing Options and Magna Replacement Options, shall have been approved for listing on the TSX and NYSE, subject to the filing of required documentation, notice of issuance and other usual requirements; and

          (l)    Dissent Rights.    Holders of Tesma Class A Shares representing less than five percent (5.0%) of the number of Tesma Class A Shares outstanding on the date of this Agreement shall have exercised Dissent Rights that have not been withdrawn.

        Magna may not rely on the failure to satisfy any of the conditions precedent in Section 5.2 if the condition precedent would have been satisfied but for a material default by Magna in complying with its obligations under this Agreement.

ARTICLE 6
TERMINATION

6.1   Termination

  (a)
  If any condition contained in Section 5.1 is not satisfied or waived by Tesma at or before the Effective Time, then Tesma may, subject to the last paragraph of Section 5.1, by notice to Magna terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided).

  (b)
  If any condition contained in Section 5.2 is not satisfied or waived by Magna at or before the Effective Time, then Magna may, subject to the last paragraph of Section 5.2, by notice to Tesma terminate this Agreement and the obligations of the Parties hereunder (except as otherwise herein provided).

  (c)
  This Agreement may be terminated by the mutual agreement of the Parties prior to the Effective Time, whether before or after the Tesma Meeting (and for greater certainty, without further action on the part of the Tesma Shareholders if terminated after the Tesma Meeting).

  (d)
  This Agreement may be terminated by Magna if the board of directors of Tesma fails to recommend the Arrangement, withdraws or modifies in a manner adverse to Magna its approval or recommendation of the Arrangement, this Agreement or the transactions contemplated hereby or shall fail to reaffirm such approval or recommendation within three Business Days of receipt of any written request to do so by Magna.

  (e)
  If the Effective Date has not occurred on or prior to the Outside Date then, unless otherwise agreed in writing by the Parties, either Party may terminate this Agreement provided that the right to terminate this Agreement pursuant to this Section 6.1(e) shall not be available to a Party if any action of such Party or the failure of such Party to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time shall have resulted in the conditions contained in Section 5.1 or Section 5.2 (as applicable) not having been satisfied prior to the Outside Date.

        Where action is taken to terminate this Agreement pursuant to this Section 6.1 it shall be sufficient for such action to be authorized by the board of directors of the Party taking such action.

6.2   Remedies.

  (a)
  In the event of the valid termination of this Agreement by either Party as provided in Section 6.1, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of either Party or their respective officers or directors hereunder, except that (i) the provisions of Section 4.2(a) (Valuation and Fairness Opinion), Section 4.3(b) (Consultation), Section 6.3 (Expenses), and this Section 6.2 shall remain in full force and effect and shall survive any such termination.

  (b)
  Except as provided in Section 6.2(a), and in respect of the provisions listed therein (other than Section 4.3(b)), neither Party shall have any right to recover damages for any losses suffered or incurred as a result of the breach of any covenant, representation, warranty or other provision of this Agreement or the Plan of Arrangement and, in the event of any such breach or threatened breach, the other Party shall be entitled only to seek temporary or permanent injunctive relief for the specific performance of the terms of this Agreement and the Plan of Arrangement and shall not be entitled to, and hereby waives, any other rights or remedies at law, in equity or otherwise.

6.3   Expenses.

        Each Party shall bear and pay all costs, expenses and fees incurred by it in connection with the transactions contemplated by this Agreement; provided, however, that in addition to its payment obligations in respect of the solicitation of proxies at Magna's direction under Section 2.2(d) and the Valuation and Fairness Opinion under Section 4.2(a), in the event that Tesma is not in default of its obligations under this Agreement in any material respect and (unless this Agreement has been terminated by Magna pursuant to Section 6.1(d) or by Tesma pursuant to Section 6.1(a) because Magna is in default of its obligations under this Agreement in any material respect) Tesma submits the Arrangement Resolution to Tesma Shareholders for their consideration at the Tesma Meeting in accordance with the Interim Order, Magna shall reimburse Tesma for all reasonable and documented out-of-pocket costs reasonably incurred by Tesma in connection with the transactions contemplated by this Agreement up to a maximum of $2,000,000.

ARTICLE 7
CLOSING ARRANGEMENTS

7.1   Closing.

        The Parties shall cause the Effective Date to be the first day of the fiscal month immediately following the fiscal month in which all conditions in Sections 5.1 and 5.2 have been satisfied or waived by the Party entitled to the benefit thereof or such other date as the Parties may mutually determine. For certainty, the Parties confirm that Tesma's first fiscal month of 2005 ends on February 5, 2005, and that its second fiscal month of 2005 ends on March 5, 2005. Closing shall take place at the offices of Osler, Hoskin & Harcourt LLP in Toronto, Ontario at 9:00 a.m. on the Effective Date or at such other place, date and time as the Parties may mutually agree. Each Party shall deliver, at the closing of the Arrangement, such certificates, resolutions and other customary closing documents as may be required by the other Party, acting reasonably.

ARTICLE 8
MISCELLANEOUS

8.1   Notices.

  (a)
  Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person or transmitted by telecopier or similar means of recorded electronic communication (with receipt confirmed) as follows:

(i)	If to Magna, at:
337 Magna Drive Aurora, Ontario L4G 7K1
	Attention:	Executive Vice-President, Special Projects and Secretary Telecopier No.: (905) 726-2603
with a copy to:
Osler, Hoskin & Harcourt LLP 1 First Canadian Place 66th Floor, 100 King Street West Toronto, Ontario M5X 1B8
	Attention:	Jean M. Fraser
	Telecopier No.:	(416) 862-6666
(ii)	If to Tesma at:
Tesma International Inc. 1000 Tesma Way Concord, Ontario L4K 5R8
	Attention:	Vice-President, Secretary and General Counsel
	Telecopier No.:	(905) 417-2170
with a copy to:
Torys LLP Suite 3000 79 Wellington Street West Box 270, TD Centre Toronto, Ontario M5K 1N2
	Attention:	Philip Mohtadi
	Telecopier No.:	(416) 865-7380
  (b)
  Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day).

8.2   Counterparts.

        This Agreement may be executed in counterparts, each of which shall be deemed to be an original and both of which shall together constitute one and the same instrument. The Parties may rely on copies of this Agreement which are delivered by telecopier as if such copies were originals.

        IN WITNESS WHEREOF the Parties have executed this Agreement.

MAGNA INTERNATIONAL INC.
By:
Vincent J. Galifi Executive Vice President and Chief Financial Officer
By:
Jeffrey O. Palmer Executive Vice President
TESMA INTERNATIONAL INC.
By:
Anthony E. Dobranowski Vice Chairman and Chief Financial Officer
By:
Stefan T. Proniuk Vice President, Secretary and General Counsel

EXHIBIT A

PLAN OF ARRANGEMENT

(The Plan of Arrangement is included as Exhibit "C" to the Circular)

SCHEDULE 3.1(d)

TESMA CONSENTS AND APPROVALS

1.
Consent of holders of the Senior Notes.

SCHEDULE 3.1(f)

OWNERSHIP OF TESMA'S SUBSIDIARIES

        The following is a list of Tesma's principal subsidiaries and their respective jurisdictions of incorporation or formation. Parent/Subsidiary relationships are identified by indentations. The "percentage interest" column indicates the percentage of all voting securities and, where applicable, non-voting securities owned by Tesma over which Tesma exercises control or direction.

	Percentage Interest (Direct/Indirect)		Jurisdiction of Incorporation/ Formation
2014332 Ontario Inc.	100.0		Ontario
Litens Automotive Partnership(1)	76.8		Ontario
836112 Ontario Inc.	100.0	(2)	Ontario
Latco AG	100.0	(2)	Switzerland
ATech Vertriebs GmbH	100.0	(2)	Germany
Tendeco Sales Inc.	100.0	(2)	Delaware
Litens Automotive do Brasil Ltda.	100.0	(2)	Brazil
Litens Automotive (Korea) Inc.	100.0	(2)	South Korea
Litens Automotive (Suzhou) Co., Ltd.	100.0	(2)	China
Litens Holdings (Bermuda) Limited	100.0	(2)	Bermuda
Litens Holdings Verwaltungs GmbH(3)	100.0	(2)	Germany
Litens Holdings GmbH & Co. KG(4)	100.0	(2)	Germany
Litens Automotive GmbH	100.0	(2)	Germany
Litens Automotive S.r.l.(5)	100.0	(2)	Italy
857531 Ontario Inc.	100.0		Ontario
Tesma International (Barbados) Inc.	100.0		Barbados
Tesma International of America, Inc.	100.0		Delaware
Davis Industries, Inc.	100.0		Michigan
Davis OPEB, Inc.	100.0		Delaware
Tesma Automotive Group, Inc.	100.0		Michigan
VAI Realty, LLC	100.0		Michigan
Tesma Europa GmbH	100.0		Germany
2044181 Ontario Inc.	100.0		Ontario
Tesma Motoren-und Getriebetechnik Ges.m.b.H.(6)	100.0		Austria
Tesma Automotive Components Corporation	100.0		South Korea
Eralmetall Verwaltungs GmbH	100.0		Germany
Eralmetall GmbH & Co. KG(7)	100.0		Germany
STT Technologies Inc.(8)	50.0		Ontario
2057872 Ontario Inc.	100.0		Ontario
Tesma Tec S.r.l.(9)	100.0		Italy
Tesma-Agla S.r.l.(10)	55.0		Italy

(1)
Litens Automotive Partnership ("LAP") is a partnership between Tesma's wholly-owned subsidiary, 2014332 Ontario Inc., and two Ontario corporations controlled by current and former members of senior management of LAP which hold the remaining 23.2% partnership interest. Pursuant to the LAP partnership agreement, as amended, a management committee composed of four members oversees and directs the operations and management of LAP. Decisions of the management committee are by majority vote, subject to a requirement for unanimous approval of certain fundamental decisions. Each of Tesma and one of the two management-controlled Ontario corporations ("Z Co.") is entitled to appoint two members of the management committee. Tesma has granted to Z Co. a right of first refusal in respect of Tesma's partnership interest in the event Tesma agrees to sell such interest to an arm's length third party. In addition, Z Co. has the option to put its interest in LAP to Tesma at any time at a formula price. LAP is operated in accordance with certain of Tesma's policies, including principles relating to the participation by senior management in the pre-tax profits of LAP.

(2)
100% owned, directly or indirectly, by Litens Automotive Partnership; Tesma's indirect ownership interest is 76.8%.

(3)
100% owned by Litens Holdings (Bermuda) Limited. Prior to December 31, 2004 will be 100% owned by Litens Automotive GmbH.

(4)
Owned 0.1% by Litens Holdings Verwaltungs GmbH and 99.9% by Litens Holdings (Bermuda) Limited.

(5)
Owned 1% by Litens Automotive GmbH and 99% by Litens Holdings GmbH & Co. KG. Prior to December 31, 2004 will be 100% owned by Litens Automotive GmbH.

(6)
Owned 50% 204418 Ontario Inc. and 50% by Tesma.

(7)
Owned 1% by Eralmetall Verwaltungs GmbH and 99% by Tesma.

(8)
STT Technologies Inc. ("STT") is a joint venture in Canada between Tesma and Shwäbische Hüttenwerke GmbH ("SHW") of Aalen-Wasseralfingen, Germany. Pursuant to the STT shareholders agreement, as amended, each of Tesma and SHW is entitled to appoint one director to STT's board of directors. Decisions of STT's board of directors are by majority vote, subject to the requirement for unanimous shareholders approval of certain fundamental decisions. Under the amended STT shareholders agreement certain preferred share pre-emptive rights, share transfer restrictions (rights of first refusal), "deadlock" buy-sell provisions and termination rights/obligations apply to each of Tesma and SHW as shareholders of STT. STT is operated in accordance with certain of Tesma's policies, including principles relating to the participation by senior management in the pre-tax profits of STT.

(9)
Owned 2% by Tesma Europa GmbH and 98% by Tesma.

(10)
Tesma-Agla S.r.l. ("Agla") is a joint venture in Italy between Tesma and three members of the Bonù family of Avigliana (Torino), Italy. Pursuant to the Agla shareholders agreement, each of Tesma and the Bonù family is entitled to appoint two directors to Agla's board of directors. Decisions of Agla's board of directors are by majority vote, subject to the requirement for shareholder approval representing 80% of the share capital of Agla for certain fundamental decisions. Under the Agla shareholders agreement certain put and call options (in the event of a "deadlock"), dilution provisions (upon a default in providing proportionate financial or investment support to Agla), share transfer restrictions ("lock-up", rights of first refusal, etc.) and termination rights/obligations apply to each of Tesma and the Bonù family as shareholders of Agla. Agla is operated in accordance with certain of Tesma's policies.

SCHEDULE 3.2(c)

MAGNA CONSENTS AND APPROVALS

1.
Orders required under Applicable Laws from Canadian securities regulatory authorities in connection with the Magna Class A Shares issuable in connection with the transactions contemplated by this Agreement.

2.
TSX listing approval of the Magna Class A Shares issuable in connection with the transactions contemplated by this Agreement.

3.
NYSE listing approval of the Magna Class A Shares issuable in connection with the transactions contemplated by this Agreement.

4.
Exemption pursuant to subdivision 1(l) of Section 359-f of the General Business Law of the State of New York in connection with the Magna Class A Shares issuable in connection with the transactions contemplated by this Agreement.

EXHIBIT C

TESMA INTERNATIONAL INC.

PLAN OF ARRANGEMENT UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1
INTERPRETATION

1.1   Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

  "Amalco" means the corporation continuing from the Amalgamation;

  "Amalco Board of Directors" means the board of directors of Amalco;

  "Amalco Class A Share" means a Class A Subordinate Voting Share in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule 1.1 hereto;

  "Amalco Class B Share" means a Class B Share in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule 1.1 hereto;

  "Amalco Redeemable Preferred Share" means a redeemable preferred share in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule 1.1 hereto;

  "Amalco Shares" means Amalco Class A Shares, Amalco Class B Shares, Amalco Redeemable Preferred Shares and Amalco Special Shares;

  "Amalco Special Share" means a special share in the capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule 1.1 hereto;

  "Amalgamating Shareholder" means a Holder of Tesma Class A Shares other than Magna, Magna Subco, a Dissenting Shareholder or a Tendering Shareholder;

  "Amalgamation" means the amalgamation of Tesma and Magna Subco described in Section 2.2(d) hereto;

  "Arrangement" means the arrangement of Tesma under section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 5 or made at the direction of the Court in the Final Order;

  "Arrangement Agreement" means the Arrangement Agreement made as of December 23, 2004 between Magna and Tesma, as amended, supplemented or restated in accordance therewith prior to the Effective Time, providing for, among other things, the Arrangement;

  "Articles of Arrangement" means the articles of arrangement of Tesma in respect of the Arrangement that are required by the OBCA to be sent to the Director after the Final Order is made in order to give effect to the Arrangement;

  "Average Market Price" means the amount (rounded to the nearest one hundredth of a cent) equal to the volume-weighted average trading price of the Magna Class A Shares on the TSX for the five (5) consecutive trading days ending on the last trading day immediately preceding the Effective Date;

  "Business Day" means any day on which commercial banks are generally open for business in Toronto, Ontario and New York, New York, other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario or New York, New York under applicable laws;

  "Canadian Resident" means a resident of Canada for purposes of the ITA and includes a partnership any member of which (other than a Person exempt from tax under Part I of the ITA) is a resident of Canada for purposes of the ITA;

  "Cash Consideration Elected Share" means, subject to Section 2.4, a Tesma Class A Share in respect of which a Tesma Shareholder has made a Cash Election;

  "Cash Elected Consideration" means a cash amount per Tesma Class A Share (rounded to the nearest one hundredth of a cent) equal to the Exchange Ratio multiplied by the Average Market Price and "aggregate Cash Elected Consideration" means Cash Elected Consideration multiplied by the total number of Cash Consideration Elected Shares without regard to Section 2.4;

  "Cash Election" means the election of a Tesma Shareholder in the Letter of Transmittal to receive the Cash Elected Consideration (either directly in the case of Tendering Shareholders or via an Amalco Redeemable Preferred Share in the case of Amalgamating Shareholders) in respect of a Tesma Class A Share;

  "Certifïcate" means the certificate giving effect to the Arrangement, issued by the Director pursuant to subsection 183(2) of the OBCA after the Articles of Arrangement have been filed;

  "Court" means the Superior Court of Justice (Ontario);

  "Depositary" means Computershare Trust Company of Canada or Computershare Trust Company Inc. at its offices set out in the Letter of Transmittal;

  "Director" means the Director appointed pursuant to section 278 of the OBCA;

  "Dissent Rights" has the meaning ascribed thereto in Section 3.1;

  "Dissenting Shareholder" means any Tesma Shareholder who has properly exercised its Dissent Rights in accordance with Section 3.1, who has not withdrawn or been deemed to have withdrawn such exercise and who is ultimately determined to be entitled to be paid the fair value of its Tesma Class A Shares;

  "Effective Date" means the date shown on the Certificate;

  "Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

  "Election Deadline" means the time that is 48 hours, excluding Saturdays and holidays, preceding the scheduled time of the Tesma Meeting;

  "Exchange Ratio" means 0.44;

  "Final Order" means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal;

  "Governmental Entity" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitrator or arbitral body, commission, board, bureau or agency, domestic or foreign, including the Ontario Securities Commission, the Autorité des marchés financiers du Québec and the United States Securities and Exchange Commission, (b) self-regulatory organization or stock exchange, including the TSX, NYSE and The NASDAQ Stock Market, (c) subdivision, agent, commission, board, or authority of any of the foregoing, or (d) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

  "Holders" means, when used with reference to a class of securities, the holders of such securities shown from time to time in the register maintained by the issuer thereof in respect of such securities;

  "Interim Order" means the interim order of the Court, as such order may be amended from time to time, in respect of the Arrangement;

  "ITA" means the Income Tax Act (Canada), as amended from time to time prior to the Effective Time;

  "Letter of Transmittal" means the letter of transmittal and election form for use by Holders of Tesma Class A Shares, in the form accompanying the Tesma Circular;

  "Magna" means Magna International Inc., a corporation governed by the OBCA;

  "Magna Class A Share" means a Class A Subordinate Voting Share in the capital of Magna;

  "Magna Replacement Options" has the meaning ascribed thereto in Section 2.2(c);

  "Magna Subco" means 1642422 Ontario Inc., a wholly-owned subsidiary of Magna incorporated under the OBCA, which, at the Effective Time, will be the Holder of a portion of the Tesma Shares then owned, directly or indirectly, by Magna;

  "Magna Subco Class A Share" means a Class A Subordinate Voting Share in the capital of Magna Subco;

  "Magna Subco Class B Share" means a Class B Share in the capital of Magna Subco;

  "Magna Subco Shares" means Magna Subco Class A Shares and Magna Subco Class B Shares;

  "Maximum Cash Consideration" means $350,000,000;

  "NYSE" means the New York Stock Exchange;

  "OBCA" means the Business Corporations Act (Ontario), as amended from time to time prior to the Effective Time;

  "Option Election Form" means the election form for use by Holders of Tesma Options under which such Holders may elect to exchange Tesma Options for Magna Replacement Options under this Plan of Arrangement;

  "Person" includes any individual, firm, partnership, limited partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, heir, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

  "Share Consideration" means a fraction of a Magna Class A Share equal to the Exchange Ratio;

  "Share Consideration Shares" means any Tesma Class A Shares other than Cash Consideration Elected Shares;

  "Tendering Shareholder" means a Holder of Tesma Class A Shares (other than Magna, Magna Subco or a Dissenting Shareholder) who has identified on the Holder's Letter of Transmittal that the beneficial owner of such Holder's Tesma Class A Shares is either (a) exempt from tax under Part I of the ITA or (b) not a Canadian Resident;

  "Tesma" means Tesma International Inc., a corporation governed by the OBCA;

  "Tesma Circular" means the notice of the Tesma Meeting and accompanying management information circular/proxy statement, including all exhibits thereto, to be sent to Tesma Shareholders in connection with the Tesma Meeting;

  "Tesma Class A Share" means a Class A Subordinate Voting Share in the capital of Tesma;

  "Tesma Class B Share" means a Class B Share in the capital of Tesma;

  "Tesma Continuing Options" means all Tesma Options other than Tesma Exchange Elected Options;

  "Tesma Exchange Elected Option" means a Tesma Option in respect of which the Holder thereof has elected in the Option Election Form to exchange such Tesma Option for a Magna Replacement Option;

  "Tesma Meeting" means the special meeting of Holders of Tesma Class A Shares, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Arrangement;

  "Tesma Meeting Date" means the date of the Tesma Meeting;

  "Tesma Options" means all options to acquire Tesma Class A Shares outstanding as of the Effective Time under the Tesma Stock Option Plan;

  "Tesma Shareholder" means a Holder of Tesma Shares;

  "Tesma Shares" means Tesma Class A Shares and Tesma Class B Shares;

  "Tesma Stock Option Plan" means the Tesma 2003 Amended and Restated Incentive Stock Option Plan approved by the board of directors of Tesma on March 24, 2003 and approved by Tesma Shareholders on May 6, 2003, as amended to the date of the Arrangement Agreement; and

  "TSX" means the Toronto Stock Exchange.

1.2   Interpretation Not Affected by Headings, etc.

        The division of this Plan of Arrangement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Plan of Arrangement. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number and/or a letter refer to the specified Article or Section of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein" and "hereunder" and similar expressions refer to this Plan of Arrangement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3   Number and Gender.

        In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender include all genders.

1.4   Date for any Action.

        In the event that any date on which any action is required to be taken hereunder by any Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5   Currency.

        All references to currency herein are to Canadian dollars unless otherwise specified.

1.6   Statutory References.

        Except as expressly provided in this Plan of Arrangement, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulation.

ARTICLE 2
THE ARRANGEMENT

2.1   Binding Effect.

        This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (a) Tesma, (b) Magna, (c) Magna Subco, (d) all Holders and beneficial holders of Tesma Shares (including Dissenting Shareholders), Magna Subco Shares and Amalco Shares, and (e) all Holders of Tesma Options and Magna Replacement Options.

2.2   The Arrangement.

        Commencing at the Effective Time, the following shall occur and shall be deemed to occur in the following order (except as expressly noted below) without any further act or formality:

  (a)
  subject to Sections 2.3 and 2.4, each Share Consideration Share held by a Tendering Shareholder will be transferred to Magna Subco in exchange for the Share Consideration and Magna Subco will be deemed to be the legal and beneficial owner thereof (free of any claims or encumbrances);

  (b)
  subject to Sections 2.3 and 2.4, contemporaneously with the transfer described in Section 2.2(a) above, each Cash Consideration Elected Share held by a Tendering Shareholder will be transferred to Magna Subco in exchange for the Cash Elected Consideration and Magna Subco will be deemed to be the legal and beneficial owner thereof (free of any claims or encumbrances);

  (c)
  each Tesma Exchange Elected Option outstanding at the Effective Time will be exchanged for an option of Magna (a "Magna Replacement Option") to purchase the number of Magna Class A Shares equal to the Exchange Ratio multiplied by the number of Tesma Class A Shares that could be purchased under such Tesma Exchange Elected Option if such Tesma Exchange Elected Option were exercisable and exercised immediately prior to the Effective Time. Such Magna Replacement Option shall provide for an exercise price per Magna Class A Share equal to the exercise price per Tesma Class A Share of such Tesma Exchange Elected Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest cent). If the foregoing calculation results in a Magna Replacement Option of any particular Holder thereof being exercisable for a total number of Magna Class A Shares that includes a fraction of a Magna Class A Share, then the total number of Magna Class A Shares subject to such Holder's Magna Replacement Option shall be rounded down to the next whole number of Magna Class A Shares. Subject to the foregoing provisions of this Section 2.2(c), the term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of such Magna Replacement Option will be the same as the terms and conditions of such Tesma Exchange Elected Option and any document or agreement previously evidencing such Tesma Exchange Elected Option shall evidence and be deemed to evidence such Magna Replacement Option;

  (d)
  Magna Subco and Tesma (sometimes referred to hereinafter as "predecessor corporations") will amalgamate to form Amalco with the same effect as if section 179 of the OBCA were applicable to the Amalgamation, and in connection with the Amalgamation:

  (i)
  each Share Consideration Share held by an Amalgamating Shareholder will be converted into an Amalco Special Share;

  (ii)
  each Cash Consideration Elected Share held by an Amalgamating Shareholder will be converted into an Amalco Redeemable Preferred Share;

  (iii)
  all Tesma Shares held by Magna Subco (including, for certainty, Tesma Shares acquired by Magna Subco under Sections 2.2(a) and 2.2(b) above) will be cancelled for no consideration;

  (iv)
  each Magna Subco Class A Share will be converted into an Amalco Class A Share and each Magna Subco Class B Share will be converted into an Amalco Class B Share;

  (v)
  each Tesma Class A Share held by Magna will be converted into an Amalco Class A Share;

  (vi)
  Amalco will possess all the property, rights, privileges and franchises and will be subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of the predecessor corporations;

  (vii)
  a conviction against, or ruling, order or judgment in favour or against a predecessor corporation may be enforced by or against Amalco;

  (viii)
  the Articles of Arrangement will be deemed to be the articles of amalgamation of Amalco and, except for the purposes of section 117(1) of the OBCA, the Certificate will be deemed to be the certificate of amalgamation of Amalco;

    (ix)
    the name of Amalco shall be "Tesma International Inc.";

    (x)
    the registered office of Amalco shall be in the City of Concord in the Province of Ontario;

    (xi)
    the authorized capital of Amalco shall consist of an unlimited number of Amalco Class A Shares, an unlimited number of Amalco Class B Shares, an unlimited number of Amalco Special Shares and an unlimited number of Amalco Redeemable Preferred Shares;

    (xii)
    except pursuant to the Arrangement, no shares of Amalco shall be transferred without either (A) the consent of the Amalco Board of Directors expressed by a resolution passed by the directors of Amalco or by an instrument or instruments in writing signed by a majority of the directors or (B) the consent of the holders of a majority of the votes attaching to all voting shares of Amalco for the time being outstanding expressed by a resolution passed by the shareholders or by an instrument or instruments in writing signed by holders of not less than a majority of the votes attaching to all voting shares of Amalco;

    (xiii)
    following completion of the Arrangement, the number of shareholders of Amalco, exclusive of persons who are in its employment and exclusive of persons who, having been formerly in the employment of Amalco, were, while in that employment, and have continued after the termination of that employment to be, shareholders of Amalco, shall be limited to not more than fifty, two or more persons who are joint registered owners of one or more shares being counted as one shareholder;

    (xiv)
    following completion of the Arrangement, any invitation to the public to subscribe for securities of Amalco shall be prohibited;

    (xv)
    there shall be no restrictions on the business which Amalco is authorized to carry on or on the powers Amalco may exercise;

    (xvi)
    the by-laws of Magna Subco shall be the by-laws of Amalco until repealed, amended, altered or added to;

    (xvii)
    the number of directors of Amalco shall be such number not less than one (1) and not more than ten (10) as the Amalco Board of Directors may from time to time determine;

    (xviii)
    the directors of Amalco may appoint one or more directors who shall hold office for a term expiring not later than the close of the next annual meeting of Amalco, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of Amalco; and

    (xix)
    the number of the first directors shall be three (3) and the first directors of Amalco shall be the persons set out below, who shall hold office until the first annual meeting of Amalco or until their successors are elected or appointed;

First name, initials and surname	Address for service, giving Street & No. or R.R. No.	Resident Canadian: Yes or No
Vincent J. Galifi	130 Greenbrooke Drive Woodbridge, Ontario L4L 8L1	Yes
J. Brian Colburn	80 Bayview Ridge North York, Ontario M2L 1E6	Yes
Jeffrey O. Palmer	1403 Tamworth Court Burlington, Ontario L7P 4V3	Yes
  (e)
  immediately following the Amalgamation, each Amalco Redeemable Preferred Share will be redeemed by Amalco at a redemption price equal to the Cash Elected Consideration;

  (f)
  immediately following the Amalgamation, each Amalco Special Share will be transferred by the Holder thereof to Magna in exchange for the Share Consideration; and

  (g)
  each Tesma Continuing Option outstanding at the Effective Time will remain outstanding in accordance with its terms and the adjustment provisions in the Tesma Continuing Options will thereafter apply. For greater certainty, it is confirmed that, for the purposes of such adjustment provisions as they relate to the transactions contemplated by this Plan of Arrangement, each Tesma Continuing Option will thereafter entitle the Holder to purchase from Amalco (as successor to Tesma following the Amalgamation), in lieu of the number of Tesma Class A Shares the Holder was entitled to purchase upon the exercise of such Tesma Continuing Option, but for the same aggregate consideration and on the same terms, the aggregate number (with such adjustment provisions continuing to apply mutatis mutandis) of Magna Class A Shares that the Holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately before the Effective Time, such Holder had been the registered holder of the number of Tesma Class A Shares to which such Holder would have been entitled upon exercise of such Tesma Continuing Option if all vesting and other requirements for exercise were then met and those Tesma Class A Shares were all Share Consideration Shares hereunder.

2.3   Elections.

  (a)
  Subject to Section 2.4, each Tendering Shareholder or Amalgamating Shareholder shall be entitled to make a Cash Election in respect of all or a portion (provided such portion is a whole number of shares) of such Holder's Tesma Class A Shares on the basis set forth in the Letter of Transmittal.

  (b)
  Any Tendering Shareholder or Amalgamating Shareholder who, in respect of any Tesma Class A Share held by such Holder (i) does not deposit with the Depositary a duly completed Letter of Transmittal prior to the Election Deadline or (ii) fails to complete the Letter of Transmittal making a Cash Election, shall be deemed not to have made a Cash Election in respect of any such Tesma Class A Shares.

  (c)
  Any deposit of a Letter of Transmittal and accompanying certificates may be made at any of the offices of the Depositary specified in the Letter of Transmittal.

2.4   Proration and Fractional Shares.

        Notwithstanding Section 2.3, if the aggregate Cash Elected Consideration exceeds the Maximum Cash Consideration, the number of Cash Consideration Elected Shares that any Holder of Tesma Class A Shares shall be deemed to hold, for all purposes of this Plan of Arrangement, shall be the number (rounded down to the nearest whole number) equal to the product of (i) the number of Cash Consideration Elected Shares of such Holder (ignoring this Section 2.4) as set forth in such Holder's Letter of Transmittal and (ii) a fraction, the numerator of which is the Maximum Cash Consideration and the denominator of which is the aggregate Cash Elected Consideration. The Tesma Class A Shares of any Holder that are not Cash Consideration Elected Shares shall be deemed for all purposes of this Plan of Arrangement to be Share Consideration Shares.

        Notwithstanding anything herein contained, no fractional Magna Class A Shares will be issued or delivered in connection with this Plan of Arrangement. Where a Holder of Tesma Class A Shares is to receive Share Consideration and the aggregate number of Magna Class A Shares to be issued to such Holder would otherwise result in a fraction of a Magna Class A Share being issued or delivered, such Holder shall receive, in lieu of such fractional share, a cash payment equal to the fraction of a Magna Class A Share otherwise issuable or deliverable multiplied by the Average Market Price.

2.5   Stated Capital Accounts.

        The stated capital accounts of the classes of shares of Amalco immediately following the Amalgamation shall be:

  (a)
  for the Amalco Redeemable Preferred Shares, an amount equal to the number of Amalco Redeemable Preferred Shares resulting from the conversion of Tesma Class A Shares upon the Amalgamation multiplied by the Cash Elected Consideration;

  (b)
  for the Amalco Special Shares, an amount equal to the lesser of (i) the excess of the aggregate paid-up capital (within the meaning of the ITA) immediately before the Amalgamation of (A) all Tesma Shares (other than any such shares held by Magna Subco immediately prior to the Amalgamation), and (B) all shares of Magna Subco, over the aggregate amount added to the stated capital of Amalco Redeemable Preferred Shares under Section 2.5(a), and (ii) the number of Amalco Special Shares resulting from the conversion of Tesma Class A Shares upon the Amalgamation multiplied by the Average Market Price multiplied by the Exchange Ratio; and

  (c)
  for the Amalco Class A Shares and the Amalco Class B Shares, a total amount equal to the excess of the aggregate paid-up capital (within the meaning of the ITA) immediately before the Amalgamation of (i) all Tesma Shares (other than any such shares held by Magna Subco immediately prior to the Amalgamation), and (ii) all Magna Subco Shares, over the aggregate amount added to the stated capital of all other classes of Amalco Shares under Sections 2.5(a) and (b) above, which total amount shall be allocated between the Amalco Class A Shares and the Amalco Class B Shares pro rata based on the number of such shares resulting from the conversion of Tesma Shares and Magna Subco Shares on the Amalgamation,

provided that in no case shall the stated capital of any class of Amalco Shares immediately following the Amalgamation be less than $1, and if necessary to prevent this result in respect of any particular class of Amalco Shares, the stated capital allocation of the immediately preceding class of Amalco Shares described above shall be amended to reduce its stated capital by the amount necessary to leave the particular class of Amalco Shares with $1 of stated capital.

ARTICLE 3
RIGHTS OF DISSENT

3.1   Rights of Dissent.

        Holders of Tesma Class A Shares may exercise rights of dissent with respect to such shares pursuant to and in the manner set forth in section 185 of the OBCA and this Section 3.1 (the "Dissent Rights") in connection with the Arrangement. Notwithstanding any other provision of this Plan of Arrangement, Holders of Tesma Class A Shares who duly exercise such rights of dissent and who:

  (a)
  are ultimately determined to be entitled to be paid fair value for their Tesma Class A Shares by Amalco (as successor corporation to Tesma following the Amalgamation), shall be deemed to have transferred such Tesma Class A Shares as of the Effective Time and prior to any of the steps referred to in Section 2.2, without any further act or formality and free and clear of all liens, claims and encumbrances, to Tesma and such shares shall be cancelled as of the Effective Time; or

  (b)
  are ultimately determined not to be entitled, for any reason, to be paid fair value for their Tesma Class A Shares, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Tendering Shareholder who did not make a Cash Election and shall receive the Share Consideration from Amalco (as successor to Magna Subco) on the basis determined in accordance with Sections 2.2(a) and 2.3(b).

In no case shall Magna, Amalco, the Depositary or any other Person be required to recognize such Dissenting Shareholders as Holders of Tesma Class A Shares or Amalco Class A Shares at or after the Effective Time and the names of such Dissenting Shareholders shall be deleted from the register of Holders of Tesma Class A Shares as of the Effective Time.

ARTICLE 4
CASH AND CERTIFICATES

4.1   Payment of Cash Elected Consideration.

        At or prior to the Effective Time, (a) Magna Subco shall deposit with the Depositary for the benefit of Tendering Shareholders and Amalgamating Shareholders who, in each case, elected to receive the Cash Election Consideration (either directly, in the case of Tendering Shareholders, or via an Amalco Redeemable Preferred Share, in the case of Amalgamating Shareholders) and (b) Magna Subco and Magna shall deposit with the Depositary for the benefit of Tendering Shareholders and Amalgamating Shareholders, respectively, entitled to receive, in lieu of a fraction of a Magna Class A Share pursuant to Section 2.4, a cash payment equal to the fraction of a Magna Class A Share otherwise issuable or deliverable multiplied by the Average Market Price, sufficient funds for these purposes by bank transfer or other means satisfactory to the Depositary and cause the Depositary either:

    (i)
    to forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address specified in the Letter of Transmittal; or

    (ii)
    if requested by the Holder in the Letter of Transmittal, to make available at the Depositary for pick-up by the Holder,

a cheque in Canadian currency representing the payment required to be made to such Holder pursuant to the provisions hereof. Under no circumstances will interest be paid to any Holder on any payment to be made hereunder, regardless of any delay in making such payment.

4.2   Payment of Share Consideration

        At or prior to the Effective Time, Magna shall deposit with the Depositary, for the benefit of the Holders of Tesma Class A Shares who are to receive the Share Consideration (either directly, in the case of Tendering Shareholders, or via an Amalco Special Share, in the case of Amalgamating Shareholders), certificates representing that whole number of Magna Class A Shares to be received by such Holders pursuant to the provisions hereof.

        Upon the surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding Tesma Class A Shares that, under the Arrangement, were (a) transferred to Magna Subco in exchange for Magna Class A Shares or (b) converted into Amalco Special Shares, together with a duly completed Letter of Transmittal and such additional documents, instruments and payments as the Depositary may reasonably require, the Holder shall be entitled to receive in exchange therefor, and Magna or Magna Subco, as the case may be, shall cause the Depositary either:

    (i)
    to forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address specified in the Letter of Transmittal; or

    (ii)
    if requested by the Holder in the Letter of Transmittal, to make available at the Depositary for pick-up by the Holder,

a certificate representing the number of Magna Class A Shares issuable or deliverable to such Holder.

4.3   Distributions with Respect to Unsurrendered Certificates.

        No dividends or other distributions declared or made with respect to the Magna Class A Shares with a record date after the Effective Time shall be paid to the Holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Share Consideration Shares, unless and until the Holder of such certificate shall surrender such certificate in accordance with Section 4.1 or 4.2. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (y) below, at the appropriate payment date), there shall be paid to the surrendering Holder of the certificates representing Share Consideration Shares, without interest, (x) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Magna Class A Shares to which such Holder is entitled pursuant hereto and (y) only to the extent not paid under clause (x), on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such Magna Class A Shares.

4.4   Lost Certificates.

        In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Tesma Class A Shares that were exchanged or converted pursuant to Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Holder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash and/or certificates deliverable in accordance with Sections 2.2, 4.1 or 4.2 and such Holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Holder to whom cash and/or certificates are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Magna (and its transfer agents) and the Depositary in such sum as Magna may direct or otherwise indemnify Magna in a manner satisfactory to Magna against any claim that may be made against Magna with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5   Extinction of Rights.

        Any certificate which immediately prior to the Effective Time represented outstanding Tesma Class A Shares (other than Tesma Class A Shares held by Magna Subco) that were exchanged or converted pursuant to Section 2.2 and that is not deposited with all other instruments required by this Plan of Arrangement and the Letter of Transmittal to the Depositary in accordance with the terms of this Plan of Arrangement on or prior to the fifth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature as a securityholder of Tesma, Magna Subco, Amalco or Magna. On such date, the cash or property to which the former Holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Amalco (as successor corporation to Magna Subco following the Amalgamation) or any successor thereto.

4.6   Withholding Rights.

        Tesma, Magna, Amalco, Magna Subco and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any Holder of Tesma Shares, Tesma Options, Amalco Shares and Magna Class A Shares, such amounts as Tesma, Magna, Amalco, Magna Subco or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA or any other provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amounts so required or permitted to be deducted or withheld from any payment to a Holder exceed the cash portion of the consideration otherwise payable to the Holder, Tesma, Magna, Amalco, Magna Subco and the Depositary are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Tesma, Magna, Amalco, Magna Subco or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement or entitlement and Tesma, Magna, Amalco, Magna Subco or the Depositary shall notify the Holder thereof and remit to the Holder any unapplied balance of the net proceeds of such sale.

ARTICLE 5
AMENDMENTS

5.1   Amendments to Plan of Arrangement.

  (a)
  Tesma reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Magna and Magna Subco, (iii) filed with the Court and, if made following the Tesma Meeting, approved by the Court and (iv) communicated to the Tesma Shareholders if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Tesma at any time prior to the Tesma Meeting (provided that Magna and Magna Subco shall have consented thereto) with or without any other prior notice or communication and if so proposed and accepted by the Persons voting at the Tesma Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Tesma Meeting shall be effective only if (i) it is consented to by each of Tesma, Magna and Magna Subco and (ii) if required by the Court, it is consented to by the Tesma Shareholders voting in the manner directed by the Court.

  (d)
  Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Magna, provided that it concerns a matter which, in the reasonable opinion of Magna, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse in any significant respect to the financial or economic interests of any former Holder of Tesma Shares or Tesma Options.

ARTICLE 6
FURTHER ASSURANCES

6.1   Further Assurances.

        Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE 1.1

TO THE PLAN OF ARRANGEMENT

AMALCO SHARE PROVISIONS

        The rights, privileges, restrictions and conditions attaching to the shares of Amalco shall be as follows:

Amalco Redeemable Preferred Shares

A.
The Amalco Redeemable Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.     Redemption by Amalco

        Subject to the requirements of the OBCA and the Arrangement, Amalco may redeem, at any time and from time to time, the whole or any part of the outstanding Amalco Redeemable Preferred Shares on payment for each Amalco Redeemable Preferred Share to be redeemed of an amount equal to the Cash Elected Consideration, together with all dividends declared on such Amalco Redeemable Preferred Shares and unpaid up to the date of the redemption.

2.     Retraction by Holder

        A holder of Amalco Redeemable Preferred Shares shall be entitled to require Amalco to redeem, subject to the requirements of the OBCA, at any time and from time to time, the whole or any part of the outstanding Amalco Redeemable Preferred Shares held by such holder, by tendering to Amalco at its registered office a share certificate representing the Amalco Redeemable Preferred Shares that the holder desires to have Amalco redeem together with a written request specifying the number of Amalco Redeemable Preferred Shares to be redeemed and the business day on which the holder desires to have Amalco redeem the shares. Upon receipt of such share certificate or certificates and written request, Amalco shall redeem such Amalco Redeemable Preferred Shares on the date specified in the written request by paying to the holder an amount equal to the Cash Elected Consideration for each Amalco Redeemable Preferred Share being redeemed, together with all dividends declared on such Amalco Redeemable Preferred Shares and unpaid up to the date of the redemption.

3.     Dividends

        The holders of Amalco Redeemable Preferred Shares shall be entitled to receive dividends if, as and when declared by the Amalco Board of Directors, out of the assets of Amalco properly applicable to the payment of dividends, in such amounts and payable in such manner as the Amalco Board of Directors may from time to time determine, in its discretion. Subject to the rights of the holders of any other class of shares of Amalco entitled to receive dividends in priority to or concurrently with holders of Amalco Redeemable Preferred Shares, the Amalco Board of Directors may in its discretion declare dividends on Amalco Redeemable Preferred Shares to the exclusion of any other class of share of Amalco. No dividend shall be paid or set apart for payment if such payment would affect the ability of Amalco to redeem all of the then issued and outstanding Amalco Redeemable Preferred Shares.

4.     Priority

        The Amalco Redeemable Preferred Shares shall be entitled to a preference over the Amalco Class A Subordinate Voting Shares and the Amalco Class B Shares and over any other shares ranking junior to the Amalco Redeemable Preferred Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding up its affairs. The Amalco Redeemable Preferred Shares shall rank pari passu with the Amalco Special Shares.

5.     Voting Rights

        Except as otherwise provided in the OBCA, the holders of the Amalco Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco.

6.     Cancellation

        Any Amalco Redeemable Preferred Shares that are redeemed by Amalco pursuant to any provision hereof shall for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment by Amalco to, or for the benefit of, the holder thereof of the Cash Elected Consideration.

Amalco Special Shares

B.
The Amalco Special Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.     Redemption by Amalco

        Subject to the requirements of the OBCA and the Arrangement, Amalco may redeem, at any time and from time to time, the whole or any part of the outstanding Amalco Special Shares on payment for each Amalco Special Share to be redeemed of, at the option and in the sole discretion of Amalco: (A) a cash amount equal to the Exchange Ratio multiplied by the volume-weighted average trading price of the Magna Class A Shares for the five (5) trading days ending on the last trading day immediately preceding the redemption date, together with all dividends declared on such Special Shares and unpaid up to the date of the redemption; or (B) a fraction of a Magna Class A Share equal to the Exchange Ratio, together with all dividends declared on such Special Shares and unpaid up to the date of the redemption (in respect of either (A) or (B), as the case may be, such amount being referred to as the "Redemption Amount").

2.     Retraction by Holder

        A holder of Amalco Special Shares shall be entitled to require Amalco to redeem, subject to the requirements of the OBCA, at any time and from time to time, the whole or any part of the outstanding Amalco Special Shares held by such holder, by tendering to Amalco at its registered office a share certificate representing the Amalco Special Shares that the holder desires to have Amalco redeem together with a written request specifying the number of Amalco Special Shares to be redeemed and the business day on which the holder desires to have Amalco redeem the shares. Upon receipt of such share certificate or certificates and written request, Amalco shall redeem such Amalco Special Shares on the date specified in the written request by paying to the holder, at the option and in the sole discretion of Amalco, the applicable Redemption Amount for each Amalco Special Share being redeemed.

3.     Dividends

        The holders of Amalco Special Shares shall be entitled to receive dividends if, as and when declared by the Amalco Board of Directors, out of the assets of Amalco properly applicable to the payment of dividends, in such amounts and payable in such manner as the Amalco Board of Directors may from time to time determine, in its discretion. Subject to the rights of the holders of any other class of shares of Amalco entitled to receive dividends in priority to or concurrently with holders of Amalco Special Shares, the Amalco Board of Directors may in its discretion declare dividends on Amalco Special Shares to the exclusion of any other class of share of Amalco. No dividend shall be paid or set apart for payment if such payment would affect the ability of Amalco to redeem all of the then issued and outstanding Amalco Redeemable Preferred Shares.

4.     Priority

        The Amalco Special Shares shall be entitled to a preference over the Amalco Class A Subordinate Voting Shares and the Amalco Class B Shares, and over any other shares ranking junior to the Amalco Special Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of

Amalco among its shareholders for the purpose of winding up its affairs. The Amalco Special Shares shall rank pari passu with the Amalco Redeemable Preferred Shares.

5.     Voting Rights

        Except as otherwise provided in the OBCA, the holders of the Amalco Special Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco.

6.     Cancellation

        Any Amalco Special Shares that are redeemed by Amalco pursuant to any provision hereof shall for all purposes be considered to have been redeemed on, and will be cancelled concurrently with, the payment by Amalco to, or for the benefit of, the holder thereof of the applicable Redemption Amount.

Amalco Class A Subordinate Voting Shares

C.
The Amalco Class A Subordinate Voting Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.     Voting

        The Amalco Class A Subordinate Voting Shares shall carry and be entitled to one (1) vote per share at all meetings of the shareholders of Amalco, except a class or series meeting of the holders of a particular class or series of shares other than the Amalco Class A Subordinate Voting Shares.

2.     Dividends

        The holders of the Amalco Class A Subordinate Voting Shares shall be entitled to receive such dividends as may be declared thereon by the Amalco Board of Directors. Subject to paragraph C3 below, each Class A Subordinate Voting Share shall participate equally as to dividends with each Class B Share without preference, priority or distinction. No dividend shall at any time be declared or set aside or paid on the Amalco Class B Shares unless, on the same date, a dividend in the same amount per share or identical property of equal value per share, as the case may be, is declared to be payable on the Amalco Class A Subordinate Voting Shares, which dividend shall be payable on the same date as that declared on the Amalco Class B Shares. The holders of the Amalco Class A Subordinate Voting Shares shall not be entitled to any dividends other than or in excess of the dividends hereinbefore provided for in this paragraph C2. No dividend shall be paid or set apart for payment if such payment would affect the ability of Amalco to redeem all of the then issued and outstanding Amalco Redeemable Preferred Shares.

3.     Stock Dividends

        Notwithstanding the provisions of paragraph C2 above contemplating the declaration or payment of dividends in identical property, the Amalco Board of Directors may, in declaring simultaneous dividends on both the Amalco Class A Subordinate Voting Shares and the Amalco Class B Shares, cause the dividend on the Amalco Class A Subordinate Voting Shares to be payable in Amalco Class A Subordinate Voting Shares and the dividend on the Amalco Class B Shares to be payable in Amalco Class A Subordinate Voting Shares or in Amalco Class B Shares, but no dividend payable in Amalco Class B Shares may be declared on the Amalco Class A Subordinate Voting Shares.

4.     Subdivision or Consolidation

        Neither the Amalco Class A Subordinate Voting Shares nor the Amalco Class B Shares shall be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

5.     Dissolution

        In the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding-up its affairs, all the property and assets of Amalco available for distribution to the holders of the Amalco Class A Subordinate Voting Shares or the Amalco Class B Shares shall be paid or distributed equally, share for share, to the holders of the Amalco Class A Subordinate Voting Shares and the Amalco Class B Shares, respectively, without preference or priority.

6.     Amendment

        The Articles of Amalco may be amended to add, delete or vary any right, privilege, restriction or condition attaching to the Amalco Class A Subordinate Voting Shares or to create shares ranking in priority to or on a parity with the Amalco Class A Subordinate Voting Shares, but only with the approval of the holders of the Amalco Class A Subordinate Voting Shares given in writing by the holders of all of the outstanding Amalco Class A Subordinate Voting Shares or by a resolution authorized by at least two-thirds (2/3's) of the votes cast at a separate class meeting of the holders of the Amalco Class A Subordinate Voting Shares duly called and held for that purpose upon not less than twenty-one (21) days' notice, such meeting to be held and such notice to be given in accordance with the by-laws of Amalco in that regard, provided that each holder of a Class A Subordinate Voting Share shall be entitled to one (1) vote at such meeting in respect of each Class A Subordinate Voting Share held by such holder. Any approval given as aforesaid shall be in addition to any other consent or approval required by the OBCA.

Amalco Class B Shares

D.
The Amalco Class B Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

1.     Voting

        The Amalco Class B Shares shall carry and be entitled to ten (10) votes per share at all meetings of the shareholders of Amalco, except a class or series meeting of the holders of a particular class or series of shares other than the Amalco Class B Shares.

2.     Dividends

        The holders of the Amalco Class B Shares shall be entitled to receive such dividends as may be declared thereon by the Amalco Board of Directors. Subject to paragraph D3 below, each Amalco Class B Share shall participate equally as to dividends with each Class A Subordinate Voting Share without preference, priority or distinction. No dividend shall at any time be declared or set aside or paid on the Amalco Class B Shares unless, on the same date, a dividend in the same amount per share or identical property of equal value per share, as the case may be, is declared to be payable on the Amalco Class A Subordinate Voting Shares, which dividend shall be payable on the same date as that declared on the Amalco Class B Shares. The holders of the Amalco Class B Shares shall not be entitled to any dividends other than or in excess of the dividends hereinbefore provided for in this paragraph D2. No dividend shall be paid or set apart for payment if such payment would affect the ability of Amalco to redeem all of the then issued and outstanding Amalco Redeemable Preferred Shares.

3.     Stock Dividends

        Notwithstanding the provisions of paragraph D2 above contemplating the declaration or payment of dividends in identical priority, the Amalco Board of Directors may, in declaring simultaneous dividends on both the Amalco Class A Subordinate Voting Shares and the Amalco Class B Shares, cause the dividend on the Amalco Class A Subordinate Voting Shares to be payable in Amalco Class A Subordinate Voting Shares and the dividend on the Amalco Class B Shares to be payable in Amalco Class A Subordinate Voting Shares or in Amalco Class B Shares, but no dividend payable in Amalco Class B Shares may be declared on the Amalco Class A Subordinate Voting Shares.

4.     Subdivision or Consolidation

        Neither the Amalco Class B Shares nor the Amalco Class A Subordinate Voting Shares shall be subdivided, consolidated, reclassified or otherwise changed unless, contemporaneously therewith, the other class of shares is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

5.     Dissolution

        In the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or any other distribution of the assets of Amalco among its shareholders for the purpose of winding-up its affairs, all the property and assets of Amalco available for distribution to the holders of the Amalco Class B Shares or the Amalco Class A Subordinate Voting Shares shall be paid or distributed equally, share for share, to the holders of the Amalco Class B Shares and the Amalco Class A Subordinate Voting Shares, respectively, without preference or priority.

6.     Conversion Right

        The Amalco Class B Shares, or any of them, may, upon and subject to the terms and conditions hereinafter set forth, be converted at any time by the holder or holders thereof into full-paid and non-assessable Amalco Class A Subordinate Voting Shares on the basis of one (1) Class A Subordinate Voting Share for each Class B Share; provided, however, that in the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, such right of conversion shall cease and expire at noon on the business day next preceding the date of such liquidation, dissolution or winding-up.

7.     Conversion Procedure

        A holder of the Amalco Class B Shares desiring to convert some or all of his Amalco Class B Shares into Amalco Class A Subordinate Voting Shares in accordance with the foregoing shall surrender the certificate or certificates representing the Amalco Class B Shares which such holder desires to be converted to Amalco at its registered office or to the transfer agent, if any, for the time being of the Amalco Class B Shares, together with a written request for such conversion in such form and with such verification of signature, as the Amalco Board of Directors may from time to time require.

8.     Issuance of Amalco Class B Shares

        The Board shall not authorize the issuance of any Amalco Class B Shares (other than in connection with a stock dividend) without the prior approval of the holders of the Amalco Class B Shares given by ordinary resolution, voting as a separate class.

9.     Amendment

        The Articles of Amalco may be amended to add, delete or vary any right, privilege, restriction or condition attaching to the Amalco Class B Shares or to create shares ranking in priority to or on a parity with the Amalco Class B Shares, but only with the approval of the holders of the Amalco Class B Shares given:

  (a)
  in accordance with paragraph D10 below; and

  (b)
  in writing by the holders of all of the outstanding Amalco Class B Shares or by a resolution authorized by at least two-thirds (2/3's) of the votes cast at a separate class meeting of the holders of the Amalco Class B Shares duly called and held for that purpose upon not less than twenty-one (21) days' notice, such meeting to be held and such notice to be given in accordance with the by-laws of Amalco in that regard, provided that each holder of a Class B Share shall be entitled to ten (10) votes at such meeting in respect of each Class B Share held by such holder.

        Any approval given as aforesaid shall be in addition to any other consent or approval required by the OBCA.

10.   Approval

        Any approval by holders of the Amalco Class B Shares voting separately as a class as contemplated or required by subparagraph D9(a) above shall mean the approval given by a majority of the votes cast at a meeting of such holders.

EXHIBIT D
INTERIM ORDER

Commercial List Court File No. 04-CL-5685

ONTARIO
SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE	)	FRIDAY, THE 31st
MR. JUSTICE FARLEY	)	DAY OF DECEMBER, 2004
)

      IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE
      BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED

      AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
      OF TESMA INTERNATIONAL INC.

TESMA INTERNATIONAL INC.

        Applicant

INTERIM ORDER

        THIS MOTION, made by the Applicant, Tesma International Inc. ("Tesma"), for an interim order for advice and directions pursuant to section 182(5) of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the "OBCA"), was heard this day at 393 University Avenue, Toronto, Ontario.

        ON READING the Notice of Application, the Notice of Motion, the Affidavit of Stefan T. Proniuk, sworn December 29, 2004 (the "Affidavit") and the exhibits thereto, and on hearing the submissions of counsel for the Applicant,

Definitions

1.    THIS COURT ORDERS that for the purposes of this Interim Order, all capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them in the draft Circular attached as Exhibit "A" to the Affidavit.

Meeting

2.    THIS COURT ORDERS that Tesma is authorized to call, hold and conduct the Meeting to consider and, if deemed advisable, to pass, with or without variation, the Arrangement Resolution, and to authorize, approve and adopt the Arrangement in substantially the same form as the Plan of Arrangement.

3.    THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the Notice, the OBCA and the articles and by-laws of Tesma (including quorum requirements), subject to the terms of this Interim Order or any further order of this Court.

4.    THIS COURT ORDERS that the only persons entitled to attend or speak at the Meeting shall be: (a) the registered shareholders or their respective proxy holders; (b) the officers, directors, auditors and advisors of Tesma and (c) other persons who may receive the permission of the Chair of the Meeting.

Amendments

5.    THIS COURT ORDERS that Tesma is authorized to make, in the manner contemplated in the Arrangement Agreement, such amendments, revisions and/or supplements to the Plan of Arrangement as it may determine and without any additional notice, and the Plan of Arrangement as so amended, revised or supplemented shall be the Plan of Arrangement submitted to the Meeting and the subject of the Arrangement Resolution.

Adjournments and Postponements

6.    THIS COURT ORDERS that Tesma, if it deems advisable, is authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the shareholders respecting the adjournment or postponement.

Solicitation of Proxies

7.    THIS COURT ORDERS that Tesma is authorized to use the form of proxy, in substantially the same form attached as Exhibit "C" to the Affidavit, subject to Tesma's ability to insert dates, the names of the registered Shareholders, the number of Tesma Class A Subordinate Voting Shares and other relevant information in the final form of proxy. Each of Tesma and Magna is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. The procedure for the use of proxies at the Meeting shall be as set out in the Circular. Tesma may waive, in its discretion, the time limits for the deposit of proxies by the shareholders if Tesma deems it advisable to do so.

Notice of the Meeting, the Application and Distribution of the Circular

8.    THIS COURT ORDERS that the Notice of Application, the Notice, the Circular, the form of proxy, the Letter of Transmittal and the Notice of Guaranteed Delivery (collectively referred to as the "Meeting Materials") in substantially the same form attached as Exhibits "A", "C", "D" and "E" to the Affidavit (subject to Tesma's ability to change dates and make amendments or provide such additional communications or documents thereto as counsel for Tesma may advise are necessary or desirable, provided that such changes, amendments, communications or documents are not inconsistent with the terms of this Interim Order) and this Interim Order shall be distributed to the shareholders, the directors of Tesma and the auditors of Tesma by one or more of the following methods not later than twenty-one (21) days prior to the Meeting:

  (a)
  in the case of the registered shareholders, by prepaid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Tesma as of the Record Date;

  (b)
  in the case of non-registered shareholders, by providing multiple copies of the Meeting Materials to intermediaries and registered nominees in a timely manner;

  (c)
  in the case of the directors of Tesma, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the individual directors;

  (d)
  in the case of the auditors of Tesma, by pre-paid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to the firm of auditors;

and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Application, the Meeting, and the hearing in respect of the Application upon such persons.

9.    THIS COURT ORDERS that the Notice of Application and the Circular (collectively the "Court Materials") in substantially the same form as set out in Exhibit "A" to the Affidavit (subject to Tesma's ability to change dates and make amendments or provide such additional communications or documents thereto as counsel for Tesma may advise are necessary or desirable, provided that such changes, amendments, communications or documents are not inconsistent with the terms of this Interim Order), shall be distributed to holders of Tesma Options by prepaid ordinary mail, by expedited parcel post, by courier (at their addresses as they appear on the books and records of Tesma as of the Record Date) or by delivery in person not later than twenty-one (21) days before the Meeting and that such mailing, delivery and distribution shall constitute good and sufficient notice of the Application and the hearing in respect of the Application upon such persons. The holders of such Tesma Options are hereby made parties to this proceeding.

10.    THIS COURT ORDERS that the accidental failure or omission to give notice of the Meeting or distribute the Meeting Materials or the Court Materials in accordance with paragraphs 8 and 9 above, or the non-receipt of such notice or the Meeting Materials or the Court Materials, shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting or invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of Tesma, then Tesma shall use its best efforts to rectify it by the method and in the time most practicable in the circumstances.

11.    THIS COURT ORDERS that no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made or notice given or other material served in respect of these proceedings or the Meeting, except as may be directed by a further order of this Court.

Voting

12.    THIS COURT ORDERS that, subject to further order of this Court, the vote required to pass and approve the Arrangement Resolution shall be the affirmative vote of:

  (a)
  not less than 66 2/3% of the votes cast by holders of Tesma Class A Subordinate Voting Shares, voting separately as a class at the Meeting in person or by proxy;

  (b)
  a simple majority of the votes cast by Minority Shareholders voting at the Meeting in person or by proxy; and

  (c)
  a written resolution of all holders of Tesma Class B Shares, voting separately as a class.

13.    THIS COURT ORDERS that the votes shall be taken at the Meeting on the basis that the shareholders are entitled to cast one vote per Tesma Class A Subordinate Voting Share held. For this purpose, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

14.    THIS COURT ORDERS that the only persons entitled to vote at the Meeting shall be the registered shareholders on the Record Date for the Meeting, subject to the provisions of the OBCA and the Notice with respect to persons who may become registered shareholders after that date.

Dissent Rights

15.    THIS COURT ORDERS that each Shareholder shall be entitled to exercise rights of dissent and appraisal in connection with the Arrangement Resolution in accordance with section 185 of the OBCA, as modified hereby. In order for a Dissenting Shareholder to be entitled to dissent pursuant to section 185, notwithstanding section 185(6) of the OBCA, a written objection must be received by Tesma by no later than 5:00 p.m. (Toronto time) on the business day preceding the date of the Meeting.

Hearing of Application for Approval of Arrangement

16.    THIS COURT ORDERS that upon approval by the shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, Tesma may apply to this Court for final approval of the Arrangement and the Plan of Arrangement.

17.    THIS COURT ORDERS that the only persons entitled to notice of any further proceedings herein, including the hearing of the within Application, and to appear and to be heard thereon, shall be:

  (a)
  Tesma and its solicitors;

  (b)
  Magna and its solicitors; and

  (c)
  any person who has delivered a Notice of Appearance in accordance with the Rules of Civil Procedure.

18.    THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for Tesma at the following address: Torys LLP, Suite 3000, Box 270, TD Centre, 79 Wellington Street W., Toronto, Ontario M5K 1N2, Attention: Linda M. Plumpton, with a copy to counsel for Magna at the following address: Osler, Hoskin & Harcourt LLP, Box 50, 1 First Canadian Place, Toronto, Ontario, M5X 1B8, Attention: Laura K. Fric.

19.    THIS COURT ORDERS that any party who wishes to oppose the within Application for approval of the Arrangement shall serve upon Tesma's solicitors and Magna's solicitors a notice setting out the basis for such opposition and a copy of the materials to be used to oppose the Application at least five (5) days before the date set out for the Application for approval of the Arrangement or such shorter time as the Court, by order, may allow.

20.    THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned or postponed, that only those parties having previously filed a Notice of Appearance shall be entitled to be given notice of the adjourned or postponed date.

21.    THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order, between this Interim Order and the terms of any instrument creating, governing or collateral to the Tesma Class A Shares or the articles or by-laws of Tesma, this Interim Order shall govern.

22.    THIS COURT ORDERS that Tesma shall be entitled to seek leave to vary this Interim Order.

ENTERED AT / INSCRIT À TORONTO ON / BOOK NO: LE / DANS LE REGISTRE NO.: DEC 31 2004 PER / PAR: [initials]	By:	/s/ [ILLEGIBLE] L. Register

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED	Court File No: 04-CL-5685
AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF TESMA INTERNATIONAL INC.

ONTARIO SUPERIOR COURT OF JUSTICE Proceeding commenced at Toronto

INTERIM ORDER

Torys LLP Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada

Linda M. Plumpton LSUC#: 38400A Tel: 416.865.8193

Andrew Gray LSUC#: 46626V Tel: 416.865.7630 Fax: 416.865.7380

Solicitors for the Applicant Tesma International Inc.

EXHIBIT E

NOTICE OF APPLICATION FOR FINAL ORDER

Commercial List Court File No. 04-CL-5685

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

      IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE
      BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED

      AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT
      OF TESMA INTERNATIONAL INC.

TESMA INTERNATIONAL INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS

        A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

        THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List February 3, 2005, at 10:00 a.m. or as soon after that time as the Application may be heard at 393 University Avenue, Toronto, Ontario.

        IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the rules of court, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

        IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

        IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU.

        If you wish to defend this proceeding but are unable to pay legal fees, legal aid may be available to you by contacting a local Legal Aid office.

Date: December 24, 2004
Local Registrar
Address of court office: 393 University Avenue Toronto, ON M5G 1E6

TO:	HOLDERS OF CLASS A SUBORDINATE VOTING SHARES OF TESMA INTERNATIONAL INC.
AND TO:	HOLDERS OF OPTIONS TO PURCHASE CLASS A SUBORDINATE VOTING SHARES OF TESMA INTERNATIONAL INC.
AND TO:	Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, ON M5X 1B8
Larry P. Lowenstein Laura K. Fric Tel: 416.862.6454/5899 Fax: 416.862.6666

  Solicitors for Magna International Inc.

APPLICATION

1.
The applicant, Tesma International Inc. ("Tesma"), makes application for:

(a)
an Interim Order for advice and directions pursuant to section 182(5) of the Business Corporations Act (Ontario), R.S.O. 1990, c. B.16, as amended (the "OBCA");

(b)
a Final Order pursuant to sections 182(3) and 182(5) of the OBCA approving a plan of arrangement (the "Arrangement") involving Tesma and certain of its security holders; and

(c)
such further and other relief as this Honourable Court may deem just.

2.
The grounds of the application are:

(a)
section 182 of the OBCA;

(b)
all statutory requirements under the OBCA have been fulfilled;

(c)
the Arrangement is fair and reasonable;

(d)
certain holders of Class A Subordinate Voting Shares of Tesma and certain holders of options to purchase Class A Subordinate Voting Shares of Tesma are resident outside Ontario and will be served with the Notice of Application at their addresses as they appear on the books and records of Tesma at the close of business on the record date established by Tesma pursuant to Rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and/or as this Honourable Court may direct in an interim order;

(e)
rules 14.05(1), 14.05(2), 14.05(3)(f) and 38 of the Rules of Civil Procedure; and

(f)
such further and other grounds as counsel may advise and this Honourable Court may permit.

3.
If made, it is anticipated that the Final Order approving the Plan of Arrangement will constitute the basis for an exemption from the registration requirements under section 3(a)(10) of the United States Securities Act of 1933, as amended, with respect to Class A Subordinate Voting Shares of Magna International Inc. ("Magna") to be issued to certain holders of Class A Subordinate Voting Shares of Tesma pursuant to the Arrangement.

4.
The following documentary evidence will be used at the hearing of the application:

(a)
such Interim Order as may be granted by this Honourable Court;

(b)
the affidavit of Stefan T. Proniuk, to be sworn, and the exhibits thereto;

(c)
supplementary affidavit material reporting on the results of the proposed Meeting of holders of Class A Subordinate Voting Shares of Tesma; and

(d)
such further and other material as counsel may advise and this Honourable Court may permit.

December 24, 2004	TORYS LLP Suite 3000 Box 270, TD Centre 79 Wellington Street W. Toronto, Ontario M5K 1N2
Linda M. Plumpton LSUC#38400A Tel: 416.865.8193
Andrew Gray LSUC#46626V Tel: 416.865.7630 Fax: 416.865.7380
Solicitors for the Applicant, Tesma International Inc.

Court File No. 04-CL-5685

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE
BUSINESS CORPORATIONS ACT, R.S.O. 1990, c. B.16, AS AMENDED

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF
TESMA INTERNATIONAL INC.

ONTARIO SUPERIOR COURT OF JUSTICE Proceeding commenced at Toronto

NOTICE OF APPLICATION

Torys LLP Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada
Linda M. Plumpton LSUC#: 38400A Tel: 416.865.8193
Andrew Gray LSUC#: 46626V Tel: 416.865.7630 Fax: 416.865.7380
Solicitors for the Applicant Tesma International Inc.

EXHIBIT F

VALUATION AND FAIRNESS OPINION

December 23, 2004

The Special Committee of the Board of Directors of

        Tesma International Inc.
1000 Tesma Way
Concord, Ontario
L4K 5R8

To the Special Committee:

        UBS Securities Canada Inc. ("UBS") understands that Magna International Inc. ("Magna") has proposed to acquire all of the outstanding Class A Subordinate Voting Shares of Tesma International Inc. ("Tesma" or the "Company") not already owned by Magna by way of a court-approved plan of arrangement under Ontario law (the "Proposed Transaction"), on the basis of 0.44 of a Class A Subordinate Voting Share of Magna ("Magna Share") for each Class A Subordinate Voting Share of Tesma ("Tesma Share") or, at the election of any holder of Tesma Shares, cash (in Canadian dollars) based on the volume-weighted average trading price of Magna Shares on the Toronto Stock Exchange ("TSX") over the five consecutive trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement; provided that the aggregate cash payable to all electing shareholders will not exceed C$350 million (the "Offer Consideration"). The Offer Consideration was increased from Magna's original proposal of 0.4388 of a Magna Share for each Tesma Share (with a similar cash election option). Magna currently owns, directly or indirectly, 100% of Tesma's Class B Shares and 29,548 of Tesma's Class A Subordinate Voting Shares, representing an approximate equity interest of 43.9% and an approximate voting interest of 88.6% in the Company.

        The Proposed Transaction was announced by way of public press release from Magna on October 25, 2004 which further announced proposals to acquire all of the outstanding Class A Subordinate Voting Shares of Decoma International Inc. ("Decoma") and of Intier Automotive Inc. ("Intier") not already owned by Magna. UBS understands that each of such privatization proposals is independent of the others and not conditional on the completion of the others. The amended Offer Consideration was announced by way of press release dated December 23, 2004.

        The terms of the Proposed Transaction are to be more fully described in a Management Information Circular/Proxy Statement (the "Circular") to be mailed to Tesma shareholders in connection with the Proposed Transaction. UBS understands that this letter will form an exhibit to, and will be referenced in, the Circular.

        UBS understands that the Proposed Transaction is a "business combination" as such term is defined in Rule 61-501 of the Ontario Securities Commission and a "going private transaction" as such term is defined in Policy Statement Q-27 of the Autorité des marchés financiers du Québec (collectively, the "Rules"), which are required to be carried out in accordance with the specific requirements and procedures set out in the Rules.

        UBS further understands that the board of directors ("Board") of Tesma has constituted a special committee (the "Special Committee") comprised of directors that are independent of Magna to consider the Proposed Transaction and to make recommendations thereon to the Board. The Special Committee retained UBS to prepare and deliver to the Special Committee a formal valuation (the "Valuation") of the Tesma Shares in accordance with the Rules and to provide UBS' opinion (the "Fairness Opinion") as to the fairness, from a financial point of view, of the Offer Consideration under the Proposed Transaction to the holders of Tesma Shares other than Magna and its affiliates and their respective associates (collectively, the "Minority Shareholders"). The delivery of the Valuation and Fairness Opinion is subject to the terms and conditions of the Engagement Agreement (as defined under "Engagement").

Engagement

        The Special Committee initially contacted UBS regarding the potential valuation and fairness opinion assignment in relation to the Proposed Transaction on October 26, 2004. UBS was formally engaged by the Special Committee through an agreement between the Special Committee, Tesma and UBS (the "Engagement Agreement") dated November 1, 2004.

        The terms of the Engagement Agreement provide for UBS to be paid a total fee of C$800,000 for the Valuation and Fairness Opinion to be delivered to the Special Committee. In addition, UBS is to be reimbursed for reasonable out-of-pocket expenses and to be indemnified in certain circumstances. No part of UBS' fee is contingent upon the outcome of the Proposed Transaction (or any other transaction) or on the conclusions reached by UBS in this Valuation and Fairness Opinion.

Credentials of UBS

        UBS, together with its affiliates, is a major international investment bank with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. UBS has been a financial adviser in a significant number of transactions involving public companies and has extensive experience in preparing valuations and fairness opinions.

        The Valuation and Fairness Opinion expressed herein represent the opinions of UBS and the form and content thereof have been approved by a committee of UBS directors and officers, each of whom is experienced in merger, acquisition, divestiture, valuation and fairness opinion matters.

Independence of UBS

        UBS is a subsidiary of UBS AG. Neither UBS nor any of its affiliated entities (as such term is defined for the purposes of the Rules) is an associated or affiliated entity or issuer insider (as those terms are defined for the purposes of the Rules) of Tesma or Magna or any of their respective associates or affiliates. Neither UBS nor any of its affiliated entities has been engaged to act as an adviser to Magna in respect of the Proposed Transaction, or in the past 24 months, to act as a lead or co-lead underwriter of a distribution of securities by Tesma or Magna or any of their respective associates or affiliates. UBS is not a manager or co-manager of a soliciting dealer group formed in respect of the Proposed Transaction (or member of such a group performing services beyond the customary soliciting dealer's functions or receiving more than the per security or per security holder fees payable to the other members of the group).

        UBS acted as a co-manager in Magna's senior unsecured zero-coupon notes offering of September 2004 and as soliciting dealer manager on the spin-off of MI Developments Inc. in July 2003. In the past 24 months, none of UBS or any of its affiliated entities has otherwise had a material financial interest in a transaction involving Magna or Tesma. In the past 24 months, none of UBS or an affiliated entity of UBS was a lead or co-lead lender or manager of a lending syndicate in respect of the Proposed Transaction, or a lender to Magna or Tesma. To the knowledge of UBS, the roles referred to above are not related in any manner to its engagement in connection with the Proposed Transaction and do not affect UBS' views as to its independence.

        In the past 24 months, UBS has not had a material involvement in an evaluation, appraisal or review of the financial condition of Magna or Tesma or an associated or affiliated entity of Magna or Tesma other than in connection with the Engagement Agreement.

        There are no understandings, agreements or commitments between UBS and any interested parties in the Proposed Transaction, including Tesma, Magna or any of their respective associated or affiliated entities, with respect to any future business. UBS does not have a material financial interest in the completion of the Proposed Transaction. UBS may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for Tesma, Magna or any of their respective associates or affiliates. The compensation of UBS in connection with the Engagement Agreement does not depend in whole or in part on an agreement, arrangement or understanding that gives UBS a financial incentive in respect of the conclusions reached in the Valuation or Fairness Opinion or the outcome of the Proposed Transaction.

        UBS acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Tesma, Magna or their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, UBS conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Tesma, Magna or their respective associates or affiliates or the Proposed Transaction.

        UBS is of the view that it is "independent" of all interested parties in the Proposed Transaction for the purposes of the Rules.

Scope of Review

        In connection with the Valuation and Fairness Opinion, UBS reviewed, considered, and relied upon (without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

  (i)
  A draft copy of the Circular;

  (ii)
  A draft copy of the Arrangement Agreement;

  (iii)
  The annual reports of Tesma for the years ended July 31, 2001, July 31, 2002 and December 31, 2003 and the report to shareholders for the five month period ended December 31, 2002;

  (iv)
  The annual reports of Magna for the years ended December 31, 2001, December 31, 2002 and December 31, 2003;

  (v)
  The unaudited interim reports of Tesma and Magna up to September 30, 2004;

  (vi)
  The Management Information Circular/Proxy Statements of Tesma and Magna for the annual meetings of shareholders held in 2003 and 2004;

  (vii)
  The Annual Information Forms of Tesma dated December 14, 2001, December 11, 2002, May 20, 2003 and May 17, 2004;

  (viii)
  The Annual Information Forms of Magna dated May 17, 2002, May 15, 2003 and May 17, 2004;

  (ix)
  The Tesma 2004-2007 Business Plan (including certain break-outs by geography and functional group) that is not publicly available;

  (x)
  Detailed financial information for Tesma regarding steel costs, foreign exchange and capital expenditures;

  (xi)
  Detailed historical financial information for Tesma from 1995 to 2003;

  (xii)
  Tesma sales projections by program;

  (xiii)
  Summary tax information for Tesma;

  (xiv)
  A summary litigation list for Tesma;

  (xv)
  Detailed information on Litens Automotive Partnership including the partnership agreement;

  (xvi)
  Estimates for the value of Tesma owned real estate;

  (xvii)
  Tesma's credit agreement and note agreements;

  (xviii)
  Discussions with senior management of Tesma and Magna;

  (xix)
  Discussions with the Special Committee;

  (xx)
  Discussions with legal counsel to the Special Committee;

  (xxi)
  Discussions with the financial advisers of Magna;

  (xxii)
  Discussions with Tesma's internal and external legal counsel;

  (xxiii)
  A review of research reports for Tesma and Magna and general industry reports;

  (xxiv)
  Light vehicle production volume estimates from commercially available sources;

  (xxv)
  Foreign exchange and steel price projections from commercially available sources;

  (xxvi)
  A discounted cash flow analysis of Tesma using different scenarios as to sales levels, foreign exchange rates and steel prices;

  (xxvii)
  A review of the financial and operating performance and market multiples for Tesma and Magna and other selected public companies that UBS considered relevant;

  (xxviii)
  A review of trading and liquidity statistics for Tesma and Magna;

  (xxix)
  An analysis of comparable automotive parts industry transactions which UBS considered relevant;

  (xxx)
  Site visits to certain of Tesma's facilities;

  (xxxi)
  An officers' certificate (the "Tesma Certificate") dated December 23, 2004 from senior officers of Tesma regarding certain matters;

  (xxxii)
  An officers' certificate (the "Magna Certificate") dated December 23, 2004 from senior officers of Magna regarding certain matters; and

  (xxxiii)
  Other corporate, industry and financial market information, investigations and analyses as appropriate.

        UBS has not, to the best of its knowledge, been denied access by Tesma to any information requested by UBS.

        The auditors of the Company and Magna required that UBS indemnify and release the auditors as a condition to releasing information to UBS in connection with its Engagement, which condition was not acceptable to UBS. Accordingly, UBS did not meet with the auditors as part of its review and has assumed the accuracy and fair presentation of and relied upon audited financial statements of the Company and Magna and the reports of the auditors thereon.

Prior Valuations

        Tesma has represented to UBS that, to the best of its knowledge, there have not been any prior valuations (as defined in the Rules) of Tesma or its material assets or securities prepared in the past 24 month period.

Assumptions and Limitations

        With the approval of the Special Committee and as provided for in the Engagement Agreement, UBS has relied upon and has assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by it from public sources or provided by Tesma and its associates, affiliates, consultants, advisers and representatives, and Magna (collectively, the "Information"). The Valuation and Fairness Opinion are conditional upon the completeness, accuracy and fair presentation of the Information. In accordance with the terms of UBS' engagement, but subject to the exercise of professional judgement and except as expressly described herein, UBS has not attempted to verify independently the completeness, accuracy or fair presentation of the Information.

        Senior management of Tesma have represented to UBS, in the Tesma Certificate delivered by them as at the date hereof that, among other things, the Information pertaining to Tesma or the Proposed Transaction (excluding projections, estimates and budgets) furnished to UBS by Tesma or its counsel, was true and correct in all material respects as at the respective dates as of which it was prepared and did not contain any misstatement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances under which such statements were made. Furthermore, since the dates as of which the Information pertaining to Tesma or the Proposed Transaction was prepared (excluding projections, estimates and budgets), there has been no material change (planned or proposed or otherwise), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Tesma or any of its material subsidiaries or jointly-controlled entities, and no change has occurred in any material fact which is of a nature as to render such Information, or any part thereof, untrue or misleading in any material respect or which would have or which would reasonably be expected to have a material affect on the Valuation and Fairness Opinion. With respect to projections, estimates and budgets relating to Tesma, senior management have represented that such projections, estimates and budgets relating to Tesma and its material subsidiaries and jointly-controlled entities provided to UBS as part of the Information have been reasonably prepared on a basis which reflects the best available estimates and judgements of Tesma management. In addition, senior management of Tesma have represented to UBS that there are no facts regarding Tesma, its material subsidiaries or jointly-controlled entities, assets, liabilities, affairs, prospects or condition (financial or otherwise) that have not been disclosed to UBS in the Information which could reasonably be expected to materially affect the value of Tesma, the Proposed Transaction, or the Valuation and Fairness Opinion.

        Senior management of Magna have confirmed to UBS in the Magna Certificate that, with the exception of matters that have been publicly disclosed or disclosed to UBS by Magna, that they are not aware of (i) any pending plan or proposal that would constitute a "material change" (as defined in the Securities Act (Ontario)) in the affairs of Magna or (ii) any other facts that would reasonably be expected to affect materially the opinions to be given by UBS in connection with the Engagement.

        The Valuation and Fairness Opinion are rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the close of financial markets in Toronto, Canada on December 22, 2004 (the "Valuation Date") and the condition and prospects, financial and otherwise, of Tesma and its subsidiaries, jointly-controlled entities and other material interests, as they were reflected in the Information reviewed by UBS and as represented to UBS in discussions with the management of Tesma and its advisers. In UBS' analyses and in preparing the Valuation and Fairness Opinion, UBS made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond UBS' control or that of any party involved in the Proposed Transaction. Certain figures herein have been rounded for presentation purposes.

        The Valuation and Fairness Opinion are provided as of the Valuation Date, and UBS disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Valuation or Fairness Opinion of which it may become aware after the Valuation Date. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Valuation or Fairness Opinion after such date, UBS reserves the right to change, modify or withdraw the Valuation or Fairness Opinion.

        The Valuation and Fairness Opinion have been prepared solely for the use of the Special Committee and the Board of Tesma and for inclusion in the Circular, and may not be used by any other person or relied upon by any other person without UBS' express prior written consent. Subject to the terms of the Engagement Agreement, UBS has consented to the publication of the Valuation and Fairness Opinion in its entirety and of a summary thereof (in a form acceptable to UBS) in the Circular and to the filing thereof, as necessary, by Tesma with all applicable regulatory authorities.

        UBS expresses no opinion herein concerning the future trading prices of the securities of Tesma, Magna or any of their respective associates or affiliates and makes no recommendation to the Minority Shareholders with respect to the Proposed Transaction.

        UBS has based its Valuation and Fairness Opinion upon a variety of factors. Accordingly, UBS believes that its analyses must be considered as a whole. Selecting portions of the analyses or the factors considered by UBS, without considering all factors and analyses together, could create a misleading view of the process underlying the Valuation or Fairness Opinion. The preparation of a valuation or opinion with respect to fairness from a financial point of view is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. UBS' conclusions as to the fairness, from a financial point of view, of the Offer Consideration were based on a review of the Proposed Transaction taken as a whole, rather than on any particular element of the Proposed Transaction, and the Valuation and Fairness Opinion should be read in its entirety.

        UBS has assumed that all conditions precedent to the completion of the Proposed Transaction can be satisfied in due course and that all consents, permissions, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification and without material cost to Tesma or Magna. UBS has also assumed that all draft documents referred to under "Scope of Review" above are accurate reflections, in all material respects, of the final form of such documents.

Overview of Tesma

        Tesma operates in the automotive powertrain industry segment. It is a leading supplier across certain of its primary product technology groups of engine, transmission and fueling components, assemblies, modules and systems for cars and light trucks. Tesma designs, engineers, tests and manufactures its products, primarily as a "Tier I" supplier for the automotive original equipment manufacturer ("OEM") customers. Although Tesma is principally a supplier to OEMs in North America and Europe, it has a diversified worldwide customer base that spans each of the four major automotive markets — North America, Europe, Asia Pacific and South America.

	Years ended July 31				9 months ended September 30
(US$ millions)			5-months ended Dec. 31 2002	Year ended Dec. 31 2003
	2001	2002			2003	2004
Income statement items
Sales	789.0	855.2	399.4	1,098.6	800.5	1,025.3
EBITDA	116.3	121.8	60.3	161.4	113.5	139.4
Depreciation	33.9	37.4	18.0	51.6	36.6	45.0
EBIT	82.4	84.4	42.3	109.8	76.9	94.3
Interest, net	1.1	2.6	0.3	(0.2)	(0.2)	1.2
Net income	58.0	53.6	20.6	74.1	53.4	63.2
Average number of Class A shares and Class B shares outstanding (millions)
Basic	29.2	29.5	32.3	32.3	32.3	32.4
Diluted	29.6	29.8	32.5	32.5	32.5	32.7
Per share amounts
Net income
Basic	1.98	1.82	0.64	2.29	1.65	1.95
Diluted	1.96	1.80	0.63	2.28	1.64	1.93
Cash flow items
Cash flow from operating activities	48.2	91.6	28.4	101.9	68.1	114.1
Capital asset additions	64.0	77.6	28.4	61.2	43.9	78.0

Source: Company reports

        The following table summarizes Tesma's consolidated balance sheets as at selected period end dates:

	Years ended December 31,		Interim periods ended September 30,
(US$ millions)
	2002	2003	2003	2004
Assets
Cash and cash equivalents	135.1	163.3	196.7	168.6
Other current assets	229.5	306.9	285.6	358.1
Capital assets	273.1	303.7	287.8	365.1
Other assets	19.1	65.1	19.9	70.1

Total assets	656.8	839.0	790.0	961.9

Liabilities and shareholders' equity
Bank indebtedness	46.1	40.8	48.2	30.7
Long-term debt due within one year	1.8	3.9	3.5	4.8
Other current liabilities	136.2	164.1	146.4	216.4
Long-term debt	47.6	62.8	57.7	67.5
Other liabilities	14.8	18.1	25.5	35.6
Shareholders' equity	410.2	549.3	508.7	606.9

Total liabilities and shareholders' equity	656.8	839.0	790.0	961.9

Source: Company reports

        The Tesma Shares are listed on the TSX under the symbol TSM.SV.A and on the NASDAQ National Market under the symbol TSMA. The following table sets forth, for the periods indicated, the high and low trading prices quoted and the volume traded on the TSX for the Tesma Shares:

	High (C$)	Low (C$)	Volume
2004
January	31.60	29.30	1,124,864
February	32.50	29.55	1,420,780
March	34.00	30.97	635,043
April	33.13	30.42	1,399,508
May	35.50	31.30	416,741
June	35.85	33.90	559,908
July	35.30	33.00	187,809
August	35.00	31.00	381,708
September	32.55	28.80	511,823
October (1 – 22)	30.74	29.50	433,518
October (25 – 31)	39.87	34.52	4,953,976
November	41.26	36.75	4,263,819
December 1 to December 22	44.00	39.95	1,072,407

Source: TSX

        The closing price of Tesma Shares on the TSX on October 22, 2004, the trading day immediately prior to the announcement of the Proposed Transaction, was C$29.75. The closing price of Tesma Shares on the TSX on the Valuation Date was C$43.25.

VALUATION

Definition of Fair Market Value

        For purposes of the Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay to a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act.

        In determining the fair market value for the purposes of the Valuation, no downward adjustment was made to reflect the liquidity of the Tesma Shares or to reflect the effect of the Proposed Transaction on the Tesma Shares. Furthermore, UBS has not made any downward adjustment to reflect the fact that the Tesma Shares held by the Minority Shareholders do not form part of a controlling interest.

Approach to Value

        The Valuation is based upon the methodologies and assumptions that UBS considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the Tesma Shares. Fair market value of the Tesma Shares was analysed on a going-concern basis and is expressed on a per share basis. Given that the Tesma 2004–2007 Business Plan was prepared using United States dollars ("US$") and that the Company reports its financial results in US$, UBS calculated US$ values per Tesma Share which were then converted to Canadian dollars ("C$") per Tesma Share at the applicable exchange rate. In the Valuation, UBS indicates both the US$ and C$ value ranges per Tesma Share to provide readers with an indication of the impact of foreign currency translation to C$ values from US$ values.

        The valuation of Tesma Shares consists of the sum of: (i) the value of Tesma's core business (the entire business of Tesma excluding certain non-operating assets as described under "Valuation of Non-Operating Assets", "Tesma's Core Business"); plus (ii) the value of non-operating assets as more fully described in the section "Valuation of Non-Operating Assets".

        The Valuation and Fairness Opinion have been prepared in accordance with the Rules and in accordance with the Disclosure Standards for Formal Valuations and Fairness Opinions of the Investment Dealers Association of Canada (the "Association") but the Association has not been involved in the preparation or review of either the Valuation or the Fairness Opinion.

Valuation Methodologies

        For the purposes of determining the value of Tesma's Core Business, UBS relied on the following methodologies:

  (i)
  discounted cash flow ("DCF") approach; and

  (ii)
  precedent transactions approach.

        UBS relied primarily on the DCF approach in determining the fair market value of the Tesma Shares. The DCF approach reflects the growth prospects and risks inherent in Tesma's business by taking into account the amount, timing and relative certainty of projected unlevered after-tax free cash flows ("Free Cash Flows") expected to be generated by Tesma. The DCF approach requires that certain assumptions be made regarding, among other things, future Free Cash Flows, discount rates and terminal values. The possibility that some of the assumptions will prove to be inaccurate is one factor involved in the determination of the discount rates to be used in establishing a range of values.

        UBS also considered a precedent transactions analysis in valuing Tesma's Core Business. This approach can provide a useful market-derived cross check to the range of values derived from the DCF approach and influence the overall value judgment.

        UBS reviewed the trading multiples of comparable public companies involved in the automotive parts industry from the perspective of whether a public market value analysis might imply values which exceed the values implied by the DCF or precedent transactions approaches. Based on this analysis, UBS concluded that public company multiples implied values that were generally below the values implied by the DCF and precedent transactions analyses. Given the foregoing and that public company values generally reflect minority discount values rather than "en bloc" values, UBS did not rely on this methodology.

        UBS also reviewed the possibility of valuing Tesma assuming its conversion into an income trust. As the suitability of Tesma as an income trust candidate was considered questionable due to the variability in its cash flow and the capital intensity of its business, UBS did not rely on this methodology.

        In addition to the value of Tesma's Core Business, certain adjustments were made as described below in "Valuation of Non-Operating Assets" to arrive at UBS' total value range per Tesma Share for UBS' Valuation conclusion. In its valuation analysis, UBS has not considered the impact of any potential acquisitions or divestitures that Tesma may make.

DCF Analysis

Approach

        To determine the enterprise value of Tesma's Core Business, UBS' DCF approach involved discounting to a present value as of the Valuation Date (i) the Free Cash Flows available for distribution to the debt and equity holders of Tesma for the years ended December 31, 2005 to December 31, 2009; and (ii) a terminal value, with appropriate adjustments for the interim period up to December 31, 2004.

        To arrive at the equity value, UBS deducted the value of Tesma's net debt from the enterprise value that results from the DCF approach.

Assumptions

        As the basis for the development of the projected Free Cash Flows, UBS reviewed the Tesma 2004–2007 Business Plan (the "Management Plan"), and discussed with Management appropriate projections for 2008 and 2009.

        UBS developed its own projections (the "Revised Plan") for the period 2005 to 2009, formed independently with the benefit of understanding the assumptions behind the Management Plan. For the period 2005 to 2007, UBS reviewed the assumptions in the Management Plan and determined that significant adjustments were not necessary, other than as outlined below. In consultation with Management, UBS developed its own projections for the years 2008 and 2009, also as outlined below.

(i)
Sales levels and margins

  In considering projected sales levels, UBS reviewed commercially available light vehicle production volume estimates published by third party automotive industry sources and internal estimates. Looking at these estimates and considering the level of booked and unbooked business in each year of the Management Plan, UBS made minor adjustments to Management Plan sales with a reduction in 2006 of 2% and a reduction in 2007 of 3%. After discussions with Management, sales growth levels for 2008 and 2009 were set at 8.1% and 4.6%, respectively.

  On margins, UBS conducted a review of the Company's performance dating back to 1995, considered the greater relevance of more recent data given the shift in Tesma's product mix over the years, and considered the trend with respect to OEM price givebacks as supplier efficiency and profitability increases. No adjustments were made to the Management Plan EBITDA margins for 2005 and 2006; however, the EBITDA margin in 2007 was reduced by 0.7% to 14.2%, bringing it more in line with the historical experience. An EBITDA margin of 14.0% was used in each of 2008 and 2009 and for the terminal value analysis, which is generally consistent with historical results.

(ii)
Foreign exchange

  A majority of Tesma's operations are in Canada and use Canadian dollars as their functional currency. An appreciating Canadian dollar may have a negative impact on Tesma's competitiveness in servicing US-based customers in the medium to longer-term.

  Considering this medium to long-term impact on cost competitiveness with respect to Tesma's primary customers, following a review of both internal and third party foreign exchange projections, and in the context of current spot rates, the Canadian dollar and Euro were fixed at the following rates throughout the period of the Revised Plan: (i) US$0.81 = C$1.00 and (ii) US$1.25 = €1.00. These rates differed from those in the Management Plan which were set at US$0.77 = C$1.00 and US$1.20 = €1.00.

(iii)
Steel prices

  UBS reviewed historical and projected levels of commodity steel prices from internal and third party sources and compared these on a relative basis, to the level of steel price projections in the Management Plan. In the Revised Plan, UBS generally lowered steel costs to be more in line with third party forecasts.

(iv)
Capital expenditures and working capital

  UBS examined Tesma's historical performance back to 1995 on certain ratios with respect to capital expenditures and working capital. Capital expenditures of US$16 million were shifted from 2004 to 2005 per discussions with Management. Based on the historical review of capital expenditures relative to sales, EBITDA and depreciation, UBS increased Management Plan capital expenditures by 7% in 2006 and 5% in 2007. For 2008 and 2009, capital expenditures were set at levels in line with the trend projected for 2005 to 2007, with capital expenditure levels reducing to be in line with the lower growth in sales. The Management Plan projected improvements in working capital as compared to historical levels. While UBS agreed that Just-In-Time inventory management and the change in the Company's product mix will lower working capital requirements as compared to the past, UBS did not reflect the full benefit of this improvement in its Revised Plan. As a percentage of sales, net working capital was reduced from 10.3% in 2004 to 8.1% in 2009 and for the terminal value analysis.

Unlevered after-tax free cash flows

        A summary of the Revised Plan and the ensuing Free Cash Flows used for the DCF is presented below:

US$ millions, December 31:	2005	2006	2007	2008	2009	Terminal
Sales	1,577	1,740	1,899	2,053	2,147	2,180
Sales growth	15.4%	10.3%	9.2%	8.1%	4.6%	1.5%
EBITDA	214	247	270	287	300	305
EBITDA margin	13.6%	14.2%	14.2%	14.0%	14.0%	14.0%
Unlevered cash taxes	(44)	(56)	(64)	(66)	(68)	(70)
Capital expenditures	(136)	(127)	(128)	(129)	(127)	(126)
Changes in non-cash working capital	2	(9)	(6)	(13)	(9)	(3)

Free Cash Flow	37	55	72	79	96	107

Terminal Value

        UBS relied upon the capitalization in perpetuity of Free Cash Flows in the terminal period to calculate the value of Tesma beyond December 31, 2009. This approach capitalized terminal period Free Cash Flow at the WACC (as defined below) less a growth factor of 1.0% to 2.0%, determined by reference to, among other things, the long term real growth rate in the production of light vehicles in North America, the level of expected inflation in the general economy and long term price expectations in the automotive parts industry.

Discount rates

        The projected Free Cash Flows and terminal value for Tesma were discounted based on the estimated weighted average cost of capital ("WACC"). The WACC for Tesma was calculated based upon the Company's after-tax cost of debt and equity, weighted based upon an assumed optimal capital structure. The assumed optimal capital structure was determined based on the capital structures of comparable companies and the risks specific to Tesma and the automotive parts industry generally. The cost of debt used in calculating the WACC was based on the risk-free rate of return and an appropriate borrowing spread to reflect the Company's credit risk at the optimal capital structure. UBS used the capital asset pricing model ("CAPM") approach to determine the appropriate cost of equity. The CAPM approach calculates the cost of equity with reference to the risk-free rate of return, the risk of equity relative to the market ("beta") and the market equity risk premium. UBS based the beta for Tesma on the average unlevered beta for selected public corporations that UBS viewed as comparable to the Company. The unlevered beta was relevered to the optimal capital structure for Tesma and then used to calculate the cost of equity.

        The assumptions UBS used in estimating the WACC and the resulting range of discount rates are outlined below:

Cost of debt
Risk-free rate (10 year U.S. Treasury)	4.20%
Borrowing spread	2.75%
Pre-tax cost of debt	6.95%
Tax rate	34.00%
After-tax cost of debt	4.58%
Cost of equity
Risk-free rate (10 year U.S. Treasury)	4.20%
Equity risk premium	5.50%
Levered beta	1.05
Size premium(1)	1.70%
Cost of equity	11.67%
WACC
Optimal capital structure (% debt)	20.00%
WACC	10.25%

Note:

(1)
Ibbotson Associates, 2004 Yearbook

        Based on the foregoing and taking into account sensitivity analyses on the variables discussed above, UBS utilized a discount rate of 9.75% to 10.75%, with a mid-point of 10.25%.

DCF Sensitivity analysis

        As part of the DCF approach, UBS performed sensitivity analyses on certain key assumptions. The following table summarises the sensitivities, on a per share basis.

Variable	Sensitivity	Impact on Tesma Share value (US$/share)	Impact on Tesma Share value (C$/share)
Sales levels	+ 0.5%	0.28	0.35
	- 0.5%	(0.28)	(0.35)
US$/C$ exchange rate	+ $0.01	0.37	0.46
	- $0.01	(0.37)	(0.46)
US$/Euro exchange rate	+ $0.01	0.04	0.05
	- $0.01	(0.04)	(0.05)
Steel prices	+ 5.0%	(0.11)	(0.13)
	- 5.0%	0.11	0.13
Discount rate	+ 0.5%	(1.81)	(2.24)
	- 0.5%	2.03	2.52
Terminal growth rate	+ 0.5%	1.40	1.74
	- 0.5%	(1.25)	(1.55)

DCF Approach Summary

        Using a projected cash balance (net of debt) of approximately US$92 million as at December 31, 2004 and based on the foregoing, the DCF approach produced a value range for Tesma's Core Business of US$30.40 — 36.95 per Tesma Share. At an exchange rate of C$1.2413/US$1.00 as of the Valuation Date, the value range implied for Tesma's Core Business is C$37.73 — 45.87 per Tesma Share.

Precedent Transactions Analysis

Approach

        UBS reviewed the available public information with respect to comparable precedent transactions in the automotive parts industry in North America and Europe, with an emphasis on North America. A selection of the transactions that were considered is provided below. When applying the precedent transactions approach, UBS considered enterprise value to last twelve months ("LTM") EBITDA to be the primary valuation multiple.

Announced date	Target	Acquiror	Total enterprise value (US$mm)	Enterprise value / LTM EBITDA (x)
11/01/04	Beru AG	BorgWarner Inc	691	6.5
09/17/04	Cooper-Standard Automotive	Goldman Sachs Capital Partners and the Cypress Group	1,165	5.0
09/08/04	Honsel GmbH & Co KG	Ripplewood Holdings LLC	795	6.1
07/19/04	GDX Automotive business	Cerberus Capital Management LP	147	4.0
07/12/04	Dana Aftermarket business	Cypress Group LLC	1,000	5.4
07/08/04	Progressive Moulded Products Ltd	Thomas H. Lee Partners LP	506	6.8
06/24/04	Stanadyne Corp	Kohlberg & Co LLC	313	6.2
05/17/04	New Venture Gear Inc	Magna International Inc	435	3.8
05/04/04	Autocam Corporation	GS Capital Partners 2000, L.P.	390	6.9
12/22/03	LDM Technologies	Plastech Engineered Products Inc	285	5.7
04/30/03	Stackpole Ltd	Tomkins plc	244	6.1
04/29/03	UIS, Inc	The Carlyle Group	800	6.2
03/04/03	Breed Technologies Inc	The Carlyle Group	315	6.8
11/19/02	TRW Automotive Holdings Corp	Blackstone Group LP	4,725	4.8
11/12/02	Edscha AG	The Carlyle Group	500	4.3
08/02/02	Fiat S.p.A.'s Teksid unit	Questor Management Company, LLC	453	5.8

        Following such review, UBS concluded that Tesma should be accorded an enterprise value to LTM EBITDA multiple in the range of 5.0x to 6.0x, considering a higher weighting toward: (i) businesses with similar cash flow profiles, and (ii) metal forming businesses with similar capital intensity profiles.

        The majority of recent transactions in the automotive parts industry have involved sales to financial buyers. UBS placed less weight on these transactions when considering the appropriate multiple range to be applied to Tesma. Given the lack of recent transactions to industry buyers, UBS placed less weight upon the precedent transactions approach for valuing Tesma, although UBS noted that the resulting values were consistent with those determined by the DCF approach.

Precedent Transactions Approach Summary

        Using an LTM EBITDA of US$187 million, cash of approximately US$66 million (net of debt) as of September 30, 2004 and based on the foregoing, the precedent transactions approach produced a value range for Tesma's Core Business of US$30.42 — 36.11 per Tesma Share. At an exchange rate of C$1.2413/US$1.00 as of the Valuation Date, the value of Tesma's Core Business is C$37.76 — 44.82 per Tesma Share.

Tesma's Core Business Valuation

        Based on the DCF and precedent transactions analyses, UBS has selected a valuation range for Tesma's Core Business of US$30.60 — 36.65, which converted at C$1.2413/US$1.00 as of the Valuation Date is C$38.00 — 45.50.

Valuation of Non-Operating Assets

        In addition to the value of Tesma's Core Business, UBS considered the elimination of certain costs, in particular the elimination of Tesma's Affiliation Fee payable to Magna as of December 31, 2009 (the expiry date of the current affiliation agreement) as if Tesma was a stand-alone company. UBS approached the valuation of these cost savings through a multiples approach as well as a capitalized cash flow approach. UBS believes that a third party purchaser would consider paying for approximately 50% of the potential savings; therefore, UBS has included 50% of the value of the potential savings in its Valuation of the Tesma Shares. UBS also considered the value of an option to buy-out the minority partners in Litens Automotive Partnership and the value of certain non-operating net assets, including certain tax assets, not otherwise captured in the valuation of Tesma's Core Business. Collectively the contribution of these additional amounts adds to the value of Tesma's Core Business valuation a range of US$1.55 — 2.90 per Tesma Share. At an exchange rate of C$1.2413/US$1.00 as of the Valuation Date, this range is C$1.90 — 3.60 per Tesma Share.

Distinctive Material Benefit to Magna

        UBS inquired of both Tesma and Magna about any distinctive material benefits that might accrue to Magna as a consequence of the Proposed Transaction. UBS noted that while Magna will benefit from an improved strategic positioning, an ability to better exploit the various companies' competencies, an improved alignment of its product portfolio and avoid potential duplication of investment, UBS concluded that none of these items would constitute a distinctive material benefit to Magna.

Valuation Conclusion

        Based upon and subject to the foregoing, UBS is of the opinion that, as of the Valuation Date, the fair market value of the Tesma Shares is in the range of US$32.15 — 39.55 per share. At an exchange rate of C$1.2413/US$1.00 as of the Valuation Date, the fair market value of the Tesma Shares is in the range of C$39.90 — 49.10 per share.

	US$		C$
	Low	High	Low	High
Core business	30.60	36.65	38.00	45.50
Non-operating assets	1.55	2.90	1.90	3.60

Value per Tesma Share	32.15	39.55	39.90	49.10

FAIRNESS OPINION

        In considering the fairness of the Offer Consideration, from a financial point of view, to the Minority Shareholders, in addition to the Information and analysis referred to above, UBS principally considered and relied upon the following:

  i)
  a comparison of the Offer Consideration to the fair market value range of the Tesma Shares as determined in the Valuation;

  ii)
  a comparison of the Offer Consideration to the trading price of the Tesma Shares prior to the announcement of the Proposed Transaction; and

  iii)
  the requirement of minority shareholder approval of the Proposed Transaction in accordance with the Rules.

Offer Consideration

        UBS has relied on the trading price of Magna Shares for purposes of determining the value of the Offer Consideration. UBS did not perform a formal valuation of the Magna Shares. In accordance with the Rules, a formal valuation of the non-cash consideration is not required, in the case of the Proposed Transaction, for the following reasons:

  i)
  the non-cash consideration consists of securities of a reporting issuer and for which a published market exists;

  ii)
  Tesma states in the Circular that it has no knowledge of any material information concerning Magna, or concerning the Magna Shares, that has not been generally disclosed;

  iii)
  officers of Magna confirmed in the Magna Certificate that they are not aware of (i) any pending plan or proposal that would constitute a "material change" (as defined in the Securities Act (Ontario)) in the affairs of Magna or (ii) any other facts that would reasonably be expected to affect materially the opinions to be given by UBS in connection with the Engagement;

  iv)
  a liquid market for the Magna Shares exists;

  v)
  the Magna Shares being offered constitute 25 per cent or less than the number of Magna Shares outstanding immediately before the Proposed Transaction, and the Proposed Transaction is not conditional on the completion of the Decoma or Intier privatization transactions announced by Magna on October 25, 2004;

  vi)
  the Magna Shares will be freely tradeable at the time the Proposed Transaction is completed; and

  vii)
  UBS, in consultation with the Special Committee, is of the opinion that a valuation of the Magna Shares is not required.

        UBS has independently confirmed items i), iv) and v) above.

        As of the Valuation Date, the value of the Offer Consideration was calculated as C$44.44 per Tesma Share, as more fully described below:

C$ per share
Closing price of Magna Shares on the TSX as at the Valuation Date	101.00
Exchange ratio	0.44

Value of Offer Consideration per Tesma Share	44.44

Comparison of the Offer Consideration to the Formal Valuation

        As of the Valuation Date, assuming all Minority Shareholders elect to receive Magna Shares, the Minority Shareholders would receive Offer Consideration valued at US$35.80 or C$44.44 (based on the closing price of the Magna Shares on the TSX on December 22, 2004 of C$101.00). Accordingly, based on an assumed effective date of the plan of arrangement being the Valuation Date, the Offer Consideration is within the range of fair market value of the Tesma Shares as of the Valuation Date, as determined by UBS in the Valuation.

Comparison of Offer Consideration to Historical Trading Prices

        UBS reviewed the premiums represented by the Offer Consideration as compared to premiums paid in precedent transactions since January 1, 1999 in the Canadian equity market in which controlling shareholders successfully acquired publicly traded minority interests.

        Excluding the three highest and lowest outliers, UBS found the following high, low and mean premiums:

	High	Low	Mean
1-day premium	50%	2%	25%
20-day premium(1)	55%	3%	27%

Note:

(1)
Premium to the 20-day average closing price

        Although none of these precedent transactions was considered directly comparable to the Proposed Transaction, UBS believes that the transactions, in aggregate, provide a useful comparison benchmark.

        The Offer Consideration as of the Valuation Date of C$44.44 per Tesma Share represents a premium of 49.4% to the close price of the Tesma Shares on the TSX on October 22, 2004 (being the last trading day prior to the announcement of the Proposed Transaction) of C$29.75 and a premium of 48.7% to the weighted average close price of the Tesma Shares on the TSX for the 20 trading days up to and including October 22, 2004 of C$29.88. The premiums implied by the Offer Consideration are above the low and average premiums of the comparative sample set.

Minority Approval

        UBS understands that a special meeting of Tesma shareholders will be held on February 1, 2005 to consider the Proposed Transaction, the implementation of which will require, among other things, the approval of a majority of the votes cast at such meeting by the Minority Shareholders as determined under the Rules.

Other Fairness Considerations

        UBS notes that the Special Committee obtained the support of Magna for the payment by Tesma of a dividend of C$0.24 per Tesma Share as part of its deliberations and negotiations with Magna.

Fairness Opinion Conclusion

        Based upon and subject to the foregoing, UBS is of the opinion that, as of the Valuation Date, the Offer Consideration is fair, from a financial point of view, to the Minority Shareholders of Tesma.

Yours very truly,

UBS SECURITIES CANADA INC.

EXHIBIT G

SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

        185.    (1) Rights of dissenting shareholders — Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

  (a)
  amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

  (b)
  amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

  (c)
  amalgamate with another corporation under sections 175 and 176;

  (d)
  be continued under the laws of another jurisdiction under section 181; or

  (e)
  sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2)
Idem — If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a)
clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b)
subsection 170(5) or (6).

(3)
Exception — A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a)
amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b)
deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4)
Shareholder's right to be paid fair value — In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5)
No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6)
Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7)
Idem — The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8)
Notice of adoption of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9)
Idem — A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10)
Demand for payment of fair value — A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a)
the shareholder's name and address;

(b)
the number and class of shares in respect of which the shareholder dissents; and

(c)
a demand for payment of the fair value of such shares.

(11)
Certificates to be sent in — Not later than the thirtieth day after the sending of a notice under subsection (10) a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12)
Idem — A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13)
Endorsement on certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14)
Rights of dissenting shareholder — On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a)
the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b)
the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c)
the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15)
Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a)
a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b)
if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16)
Idem — Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17)
Idem — Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18)
Application to court to fix fair value — Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19)
Idem — If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20)
Idem — A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21)
Costs — If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22)
Notice to shareholders — Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a)
has sent to the corporation the notice referred to in subsection (10); and

(b)
has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23)
Parties joined — All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24)
Idem — Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25)
Appraisers — The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26)
Final order — The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27)
Interest — The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28)
Where corporation unable to pay — Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29)
Idem — Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a)
withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30)
Idem — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a)
the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b)
the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31)
Court order — Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32)
Commission may appear — The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

QuickLinks

NOTICE OF SPECIAL MEETING OF HOLDERS OF CLASS A SUBORDINATE VOTING SHARES
TESMA INTERNATIONAL INC. MANAGEMENT INFORMATION CIRCULAR/PROXY STATEMENT FOR SPECIAL MEETING OF HOLDERS OF CLASS A SUBORDINATE VOTING SHARES GENERAL INFORMATION
INFORMATION RELATING TO MAGNA INTERNATIONAL INC.
NOTICE TO NON-RESIDENT SHAREHOLDERS
DOLLAR AMOUNTS; CURRENCY OF INFORMATION; FISCAL YEARS
EXCHANGE RATE INFORMATION
STATEMENT REGARDING FORWARD-LOOKING INFORMATION
EXEMPTION FROM REGISTRATION UNDER U.S. SECURITIES ACT OF 1933
TABLE OF CONTENTS
GLOSSARY OF KEY TERMS
SUMMARY
INFORMATION REGARDING THE MEETING
INFORMATION REGARDING THE ARRANGEMENT
TRADING HISTORY OF TESMA CLASS A SUBORDINATE VOTING SHARES
INTEREST OF DIRECTORS, SENIOR OFFICERS AND OTHER INSIDERS OF TESMA
EFFECT OF THE ARRANGEMENT ON MARKETS AND LISTING
INFORMATION CONCERNING MAGNA
ADDITIONAL INFORMATION REGARDING TESMA — DOCUMENTS INCORPORATED BY REFERENCE
AVAILABILITY OF PUBLIC DISCLOSURE DOCUMENTS
TESMA EXECUTIVE COMPENSATION INFORMATION
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
CORPORATE GOVERNANCE
AUDITORS, TRANSFER AGENT AND REGISTRAR
LEGAL MATTERS
DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
OTHER BUSINESS
AUDITORS' CONSENT
CONSENT OF UBS SECURITIES CANADA INC.
CONSENT OF TORYS LLP
APPROVAL AND CERTIFICATE
EXHIBIT A ARRANGEMENT RESOLUTION
  EXHIBIT B
TABLE OF CONTENTS
ARRANGEMENT AGREEMENT
EXHIBIT A PLAN OF ARRANGEMENT (The Plan of Arrangement is included as Exhibit "C" to the Circular)
SCHEDULE 3.1(d) TESMA CONSENTS AND APPROVALS
SCHEDULE 3.1(f) OWNERSHIP OF TESMA'S SUBSIDIARIES
SCHEDULE 3.2(c) MAGNA CONSENTS AND APPROVALS
  EXHIBIT C
PLAN OF ARRANGEMENT UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)
SCHEDULE 1.1 TO THE PLAN OF ARRANGEMENT AMALCO SHARE PROVISIONS
EXHIBIT D – INTERIM ORDER
EXHIBIT E NOTICE OF APPLICATION FOR FINAL ORDER
NOTICE OF APPLICATION
APPLICATION
EXHIBIT F – VALUATION AND FAIRNESS OPINION
EXHIBIT G SECTION 185 OF THE BUSINESS CORPORATIONS ACT (ONTARIO)